Valuation Summary — Capitol Hill

Exhibit V.a.1

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
LP	178,042	190,503	11,075
GP	105,003	91,490	152,153
Total	283,045	281,993	163,227

Highest NPV: Scenario 1 - Hold

Property Information a. — Capitol Hill

06/15/07

Exhibit V.a.2

Basic Information		
Name of Property	*Capitol Hill*	
Name of Local Partnership	*Capitol Hill Associates*	
Address	*1825 N Logan Street*	
City	*Denver*	
State	*CO*	
HUD ID#	*101-44153-LDC-SR-PR*	
HFA ID#		
Type of HUD mortgage	*236*	
Is property a 236? ("yes" or "no", do not leave blank)		*yes*
Old Reg or New Reg? ("old" or "new")		
Family, elderly or mixed?		
HAP administered by HUD or HFA?		
Date acquired		
Acquisition price		
Short property name for Fund Model		*Capitol Hill*

Subsidy/regulatory information		
Total number of apartments		121
Is there a Section 8 contract?		*yes*
Percent Section 8		100%
If Section 8, date contract expires		*05/31/07*
Amt. Of limited dividend	"none" if unlimited	*15,613*
Last year's cash distribution		*0*
Balance in residual receipts	blank if "n/a"	*0*
Balance in replacement reserve	"	*767,918*
Line 1 Part B HUD 93486 "Surplus Cash"	"	*3,136*
Accrued but unpaid dividends	"	*421,775*
Distribute splits in sale year? ("yes" or "no")		*yes*
Recap ID Number (Recap to Provide)		

Rents

Bedrooms	Apartments of this type	Number with Assistance	Number without Assistance		Contract Rents	Utility Allowance	Section 8 FMR	Comparable Market	Other Current Rents	LIHTC 60% rents	Current rents (blended)
				Effective Year:	***2006***				*market*		
0	*52*	*52*	0		*539*		*616*	*541*		*753*	*539*
1	*41*	*41*	0		*711*		*702*	*721*		*806*	*711*
2	*20*	*20*	0		*935*		*889*	*927*		*967*	*935*
3	*8*	*8*	0		*1,318*		*1,262*	*1,159*		*1,118*	*1,318*
4			0								*0*
Total	**121**	**121**	**0**		**86,423**	**0**	**88,690**	**85,502**	**0**	**100,486**	**86,423**
	Averages	100.0%			**714**	**0**	**733**	**707**	**0**	**830**	**714**
(*) Market comparable rent study: source		Trended 2004 RCS				**Year:**	2004				

Income		2005	2006	2007	
		Audited	**Unaudited**	**Budgeted**	**Rent Schedule**
Gross Potential Rent		*981,828*	*1,021,297*	*1,051,594*	1,037,076
Loss to Lease and concessions				*(8,532)*	
Gross scheduled Rent		981,828	1,021,297	1,043,062	
Vacancy	*3.49%*	*(34,222)*	*(39,654)*	*(21,030)*	*2.02%*
Net rental income		**947,606**	**981,643**	**1,022,032**	
Laundry income		*2,087*	*(13)*		
Commercial income					
Cable Income					
Other Income		*2,917*	*3,694*	*6,030*	
Subtotal other income		**5,004**	**3,681**	**6,030**	
Eff. Gross Income		**952,610**	**985,324**	**1,028,062**	

Expenses	Year of data	2005	2006	2007	
		Audited	**Unaudited**	**Budgeted**	**Per apt**
Management Fee		66,801	62,710	72,345	598
Administration		122,077	232,743	56,711	469
Maintenance and Operating		237,540	265,153	350,831	2,899
Utilities		154,086	183,103	205,989	1,702
Real estate taxes		40,361	25,199	22,150	183
Hazard insurance		25,006	23,788	27,348	226
Other 1 -	*Laundry*			0	0
Other 2 -	*Cable*			0	0
Other 3 -	*Other Mgmt*			0	0
Replacement reserve deposits		190,152	220,085	197,952	1,636
Total Operating Expenses		**836,023**	**1,012,781**	**933,326**	**7,713**
Net Operating Income		**116,587**	**(27,457)**	**94,736**	**783**

Property Information b. Capitol Hill

06/15/07

Exhibit V.a.3

Financing and Debt Service	Aggregate Balance	Date of Balances	Accrued Interest Balance	Interest rate	Compound or simple	% of cash flow to pay note	Maturity Date	% Prepayment Fee	2005 Payment	Months remaining	Monthly P & I	Monthly P & I **OVERRIDE**
1st mortgage	*1,339,917*	*12/31/05*		*8.75%*			*03/01/16*			122.00	$16,620	16,536
2nd mortgage										-	$0	
Note 3						*100.00%*						
Seller Note												
LP Note												
GP Note	*44,688*	*12/31/05*		*12.00%*		*100.00%*						
											Servicing Fees	
Total Balances	**$1,384,605**		**MIP % on 1st Mortgage**	*0.50%*		**Annual IRP Subsidy**	*138,084*				**Annual Debt Service**	*$67,048*

Ownership Information			
Name of Local General Partner (for-profit, nonprofit)	*Partnership Services Inc.*	Company address	
Name of Limited Partner (individual, fund)	*UF 1974*	Company City	
Does the GP control the LP?	*Affiliated*	Company State	
Management Agent (Is the manager affiliated with GP?)	*NHPMN Management (?)*	Company Zip	
Number of Properties/Units in Portfolio		Company Fax/Website	

	Priortity Distributions	Annual Payment	Increase	Recipient	Accrued Balance	Accrues y/n ?
1	Residual Receipts Obligation	*$0*		*GP*	*$0*	*y*
2	LP Advance	*$0*		*LP*	*$0*	*y*
3	LP Return of Capital	*$0*		*LP*	*$0*	*y*
4	GP Return of Capital	*$0*		*GP*	*$0*	*y*
5	Distribution 5					
6	Distribution 6					
7	Distribution 7					

	GP	LP
Divide remaining portion	*5%*	*95%*

GP Loan Priority Number

Transaction Distributions	Priority # above	Payment	Recipient
Residual Receipts Obligation	*1*	*$181,480*	*GP*
LP Advance	*2*	*$164,607*	*LP*
LP Return of Capital	*3*	*$395,712*	*LP*
GP Return of Capital	*4*	*$100*	*GP*

	GP	LP
Divide remaining portion	*5%*	*95%*

GP obligation to fund Op Ex deficits	
GP funds priority distribution deficits	*no*

Assumptions — Capitol Hill

6/15/2007

Exhibit V.a.4

Scenario 1	*Hold*	Year 1	*2007*
Scenario 2	*Refi*		
Scenario 3	*Sale*		

Potential Activity

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Refi	*no*	*yes*	*no*
Year of Refi (leave blank if no refi)		*2008*	
MUM	*no*	*no*	*no*
Tax Abatement	*no*	*no*	*no*

Permanent Loan Terms

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Interest Rate	*6.500%*	*6.500%*	*6.500%*
Amort Years	*25*	*25*	*25*
Annual DS constant	8.10%	8.10%	8.10%
DSC Ratio	*125%*	*125%*	*125%*
LTV	*80%*	*80%*	*80%*
Cap Rate	*6.00%*	*7.00%*	*6.00%*

Future Sale Terms

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Year of future sale	*2015*	*2018*	*2008*
Cap rate used at sale	*8.00%*	*8.00%*	*7.00%*
Fee percentage	*3.00%*	*3.00%*	*3.00%*
Closing costs - sale	*40,000*	*40,000*	*40,000*

Note: 1st Mortgage maturity date is: 03/01/16

Other Assumptions

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Vacancy rate (current)	*3.00%*	*3.00%*	*3.00%*
Vacancy Rate (post sale)	*7.00%*	*7.00%*	*7.00%*
Loss to Lease percentage	*1.00%*	*1.00%*	*1.00%*
Management fee percentage (current	*7.11%*	*7.11%*	*7.11%*
Management fee percentage (post sa	*7.11%*	*7.11%*	*7.11%*
Closing costs - refi	*20,000*	*20,000*	*20,000*
Adjust Yr 1 OpEx (discretionary items	*100.00%*	*100.00%*	*100.00%*
Owner Percent of Resid. Receipts	*100.00%*	*100.00%*	*100.00%*
Loan Fee	*2.50%*	*2.50%*	*2.50%*
Months of DS reserves	*6*	*6*	*6*
Annual RR deposit per unit	*300*	*300*	*300*
Grant Amount	*0*	*0*	*0*

Rehab Amounts

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Rehab Per Unit	*0*	*14,225*	*0*
Rehab Trending Rate	*0.00%*	*3.00%*	*0.00%*
Rehab at Refinancing?	*0*	*yes*	*0*
Refi Procceds	0		

Distribution and Capital Discount Factors

Bifurcation Discou *0.00%*

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
LP Splits			
Ordinary Distrib. - Pre-Discont.	*13.00%*	*13.00%*	*13.00%*
Ordinary Distrib. - Post-Discont.	*15.00%*	*15.00%*	*15.00%*
Refi	*15.00%*	*15.00%*	*15.00%*
Sale	*17.00%*	*17.00%*	*17.00%*
GP Splits			
Ordinary Distrib. - Pre-Discont.	*11.00%*	*11.00%*	*11.00%*
Ordinary Distrib. - Post-Discont.	*13.00%*	*13.00%*	*13.00%*
Refi	*13.00%*	*13.00%*	*13.00%*
Sale	*15.00%*	*15.00%*	*15.00%*

Income Trending Assumptions

Contract Rent Growth	*2.00%*
Market Rent Growth	*2.00%*
Laundry income	*1.00%*
Commercial income	*1.00%*
Cable Income	*1.00%*
Other Income	*1.00%*

Expense Trending Assumptions

Administration	*3.00%*
Maintenance & Operating	*3.00%*
Utilities	*3.00%*
Real estate taxes	*3.00%*
Hazard insurance	*3.00%*
Other Expense 1	*3.00%*
Other Expense 2	*3.00%*
Other Expense 3	*3.00%*
Replacement Reserves	*0.00%*

Capitol Hill

Refinancing		Capitol Hill
	Scenario 2 Refi	

New Loan Amount

Refi Year	2008	(01/01/2008)
NOI in 2008	243,244	
Interest Rate	6.500%	
Amortization	25	yrs
DS Constant	8.102%	
DSC Ratio	125%	
LTV	80.000%	
Cap Rate	7.000%	

Loan determined by DSC	2,401,673
Loan determined by LTV	2,779,932
Maximum new loan amount	**2,401,673**
Annual Debt Service on new loai	**194,595**

Calculation of Refi Proceeds

Sources

	Aggregate	Per apt
New 1st Loan	2,401,673	19,849
Owner share of residual receipts	0	0
Reserves for Replacement	767,918	6,346
Grants	0	0
Total sources	**3,169,591**	**26,195**

Uses

	Aggregate	Per apt	
Payment of 1st mortgage	1,155,064	9,546	
Prepayment fee for 1st mortgage	0	0	
Payment of 2nd mortgage	n/a	n/a	
Prepayment Fee for 2nd mortgage	n/a	n/a	
Payment of Note 3	0	0	
Payment of Seller Note	0	0	
Payment of LP Note	0	0	
Payment of GP Note	28,027	232	
Rehab	1,772,861	14,652	Calculated maximum rehab money available
Loan fees at 2.50%	60,042	496	based on refinancing as modeled.
Closing costs	20,000	165	
Initial Deposit to RR	36,300	300	
Debt Svc Res.	97,298	804	
Total uses	**3,169,591**	**26,195**	

Excess/Shortfall (Sources minus Uses)	**0**
Excess/Shortfall prior to paying Seller & GP note	**28,027**

Sharing of Proceeds

Cash Availible for Priority Distribution		**0**
Priority payments to the LP		0
Priority Payments to the GP		0
Cash available to Partnership		**0**
LP return of Capital		0
Net of LP return of capital		**0**
GP return of Capital		0
Net of GP return of capital		**0**
LP share	95%	0
GP share	5%	0
Total LP Share of Refi Proceeds		**0**
Total GP Share of Refi Proceeds		**28,027**

Sale	**Capitol Hill**	*6/15/2007*

Exhibit V.a.6

Sale	**Capitol Hill**			**Sale**	**Capitol Hill**			**Sale**	**Capitol Hill**
Scenario 1 Hold				**Scenario 2 Refi**				**Scenario 3 Sale**	
Year of Sale		**2015**	(12/31/2015)	**Year of Sale**		**2018**	(12/31/2018)	**Year of Sale**	**2008**
NOI in 2016		**12,738**		**NOI in 2019**		**159,830**		**NOI in 2009**	**35,563**
Cap Rate		8.000%		Cap Rate		8.000%		Cap Rate	7.000%
Market Value		**159,227**		**Market Value**		**1,997,869**		**Market Value**	**508,050**
Fees (3.00%)		(4,777)		Fees (3.00%)		(59,936)		Fees (3.00%)	(15,241)
Closing costs		(40,000)		Closing costs		(40,000)		Closing costs	(40,000)
Replacement reserves		767,918		Replacement reserves		36,300		Replacement reserves	767,918
Refi Debt Service Reserves		0		Refi Debt Service Reserves		97,298		Refi Debt Service Reserves	0
Share of residual receipts		0		Share of residual receipts		0		Share of residual receipts	0
Proceeds net of fees		**882,368**		**Proceeds net of fees**		**2,031,531**		**Proceeds net of fees**	**1,220,726**
Payment of 1st mortgage		(32,714)		Payment of 1st mortgage		(1,779,200)		Payment of 1st mortgage	(1,053,699)
Prepayment fee for 1st mortgage		0		Prepayment fee for 1st mortgage		0		Prepayment fee for 1st mortgage	0
Payment of 2nd mortgage		n/a		Payment of 2nd mortgage		n/a		Payment of 2nd mortgage	n/a
Prepayment Fee for 2nd mortgage		0		Prepayment Fee for 2nd mortgage		n/a		Prepayment Fee for 2nd mortgage	0
Proceeds net of loan repayments		**849,654**		**Proceeds net of loan repayments**		**252,331**		**Proceeds net of loan repayments**	**167,028**
Payment of Note 3		0		Payment of Note 3		0		Payment of Note 3	0
Proceeds net of Note 3		**849,654**		**Proceeds net of Note 3**		**252,331**		**Proceeds net of Note 3**	**167,028**
Payment of Seller Note		0		Payment of Seller Note		0		Payment of Seller Note	0
Proceeds net of Seller Note		**849,654**		**Proceeds net of Seller Note**		**252,331**		**Proceeds net of Seller Note**	**167,028**
Payment of LP Note		0		Payment of LP Note		0		Payment of LP Note	0
Payment of GP Note		0		Payment of GP Note		0		Payment of GP Note	(28,027)
Cash Availible for Priority Distributi		**849,654**		**Net proceeds available for sharing**		**252,331**		**Net proceeds available for sharing**	**139,001**
Priority payments to the LP		(560,319)		Priority payments to the LP		(70,851)		Priority payments to the LP	0
Priority Payments to the GP		(181,580)		Priority Payments to the GP		(181,480)		Priority Payments to the GP	(139,001)
Net available to Partnership		**107,755**		**Net available to Partnership**		**0**		**Net available to Partnership**	**0**
LP return of Capital		0		LP return of Capital		0		LP return of Capital	0
Net of LP return of capital		**107,755**		**Net of LP return of capital**		**0**		**Net of LP return of capital**	**0**
GP return of Capital		0		GP return of Capital		0		GP return of Capital	0
Net of GP return of capital		**107,755**		**Net of GP return of capital**		**0**		**Net of GP return of capital**	**0**
LP share	95%	102,367		LP share	95%	0		LP share 95%	0
GP share	5%	5,388		GP share	5%	0		GP share 5%	0
TOTAL LP		**662,686**		**TOTAL LP**		**70,851**		**TOTAL LP**	**0**
TOTAL GP		**186,968**		**TOTAL GP**		**181,480**		**TOTAL GP**	**167,028**

Projected Operations	Capitol Hill

Exhibit V.a.7.a

6/15/2007

Scenario 1 - Hold

	Audited 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015 Year of Sale	Year 10 2016	Year 11 2017
Revenue														
Rent Used	current	current		current	current	current	current	current	current	current	current	current	market	
Rent Trending Rate				2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	
Gross Potential Rent	981,828	1,021,297		1,051,594	1,072,626	1,094,078	1,115,960	1,138,279	1,161,045	1,184,266	1,207,951	1,232,110	1,250,724	
Loss to Lease and concessions	-	-	1.00%	(8,532)	(10,726)	(10,941)	(11,160)	(11,383)	(11,610)	(11,843)	(12,080)	(12,321)	(12,507)	
Gross Scheduled Rent	981,828	1,021,297		1,043,062	1,061,900	1,083,138	1,104,800	1,126,896	1,149,434	1,172,423	1,195,871	1,219,789	1,238,216	
Vacancy Rate				2.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	7.0%	
Vacancy	(34,222)	(39,654)		(21,030)	(31,857)	(32,494)	(33,144)	(33,807)	(34,483)	(35,173)	(35,876)	(36,594)	(86,675)	
Net Rental Revenue	**947,606**	**981,643**		**1,022,032**	**1,030,043**	**1,050,643**	**1,071,656**	**1,093,089**	**1,114,951**	**1,137,250**	**1,159,995**	**1,183,195**	**1,151,541**	
Laundry income	2,087	(13)	1.00%	0	-	-	-	-	-	-	-	-	-	
Commercial income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	
Cable Income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	
Other Income	2,917	3,694	1.00%	6,030	6,090	6,151	6,213	6,275	6,338	6,401	6,465	6,530	6,595	
Total Revenue	**952,610**	**985,324**		**1,028,062**	**1,036,133**	**1,056,795**	**1,077,869**	**1,099,364**	**1,121,289**	**1,143,651**	**1,166,460**	**1,189,725**	**1,158,136**	
Operating Expenses														
Management Fee 7.11%	66,801	62,710		72,345	73,669	75,138	76,636	78,165	79,724	81,314	82,935	84,589	82,343	
Administration	122,077	232,743	3.00%	56,711	58,412	60,165	61,970	63,829	65,744	67,716	69,747	71,840	73,995	
Maintenance and Operating	237,540	265,153	3.00%	350,831	361,356	372,197	383,363	394,863	406,709	418,911	431,478	444,422	457,755	
Utilities	154,086	183,103	3.00%	205,989	212,169	218,534	225,090	231,842	238,798	245,962	253,340	260,941	268,769	
Real estate taxes	40,361	25,199	3.00%	22,150	22,815	23,499	24,204	24,930	25,678	26,448	27,242	28,059	28,901	
Hazard insurance	25,006	23,788	3.00%	27,348	28,168	29,013	29,884	30,780	31,704	32,655	33,635	34,644	35,683	
Other 1 - Laundry	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	
Other 2 - Cable	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	
Other 3 - Other Mgmt	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	
Total Operating Expenses	645,871	792,696		735,374	756,589	778,546	801,146	824,410	848,356	873,005	898,377	924,495	947,446	
Replacement reserve deposits	190,152	220,085	0.00%	197,952	197,952	197,952	197,952	197,952	197,952	197,952	197,952	197,952	197,952	
Net Operating Inc. (NOI)	116,587	(27,457)		94,736	81,592	80,297	78,771	77,003	74,981	72,694	70,131	67,278	12,738	

Projected Operations **Capitol Hill** *6/15/2007*

Exhibit V.a.7.b

Scenario 2 - Refi

	Audited 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008 Year of Refi	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018 Year of Sale	Year 13 2019
Revenue																
Rent Used	current	current		current	current	current	current	current	current	current	current	current	current	current	current	market
Rent Trending Rate				2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Gross Potential Rent	981,828	1,021,297		1,051,594	1,072,626	1,094,078	1,115,960	1,138,279	1,161,045	1,184,266	1,207,951	1,232,110	1,256,752	1,281,887	1,307,525	1,327,278
Loss to Lease and concessions	-	-	1.00%	(8,532)	(10,726)	(10,941)	(11,160)	(11,383)	(11,610)	(11,843)	(12,080)	(12,321)	(12,568)	(12,819)	(13,075)	(13,273)
Gross Scheduled Rent	981,828	1,021,297		1,043,062	1,061,900	1,083,138	1,104,800	1,126,896	1,149,434	1,172,423	1,195,871	1,219,789	1,244,185	1,269,068	1,294,450	1,314,005
Vacancy Rate				2.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	7.0%
Vacancy	(34,222)	(39,654)		(21,030)	(31,857)	(32,494)	(33,144)	(33,807)	(34,483)	(35,173)	(35,876)	(36,594)	(37,326)	(38,072)	(38,833)	(91,980)
Net Rental Revenue	**947,606**	**981,643**		**1,022,032**	**1,030,043**	**1,050,643**	**1,071,656**	**1,093,089**	**1,114,951**	**1,137,250**	**1,159,995**	**1,183,195**	**1,206,859**	**1,230,996**	**1,255,616**	**1,222,025**
Laundry income	2,087	(13)	1.00%	0	-	-	-	-	-	-	-	-	-	-	-	-
Commercial income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-	-	-
Cable Income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-	-	-
Other Income	2,917	3,694	1.00%	6,030	6,090	6,151	6,213	6,275	6,338	6,401	6,465	6,530	6,595	6,661	6,727	6,795
Total Revenue	**952,610**	**985,324**		**1,028,062**	**1,036,133**	**1,056,795**	**1,077,869**	**1,099,364**	**1,121,289**	**1,143,651**	**1,166,460**	**1,189,725**	**1,213,454**	**1,237,657**	**1,262,344**	**1,228,819**
Operating Expenses																
Management Fee 7.11%	66,801	62,710		72,345	73,669	75,138	76,636	78,165	79,724	81,314	82,935	84,589	86,277	87,997	89,753	87,369
Administration	122,077	232,743	3.00%	56,711	58,412	60,165	61,970	63,829	65,744	67,716	69,747	71,840	73,995	76,215	78,501	80,856
Maintenance and Operating	237,540	265,153	3.00%	350,831	361,356	372,197	383,363	394,863	406,709	418,911	431,478	444,422	457,755	471,488	485,632	500,201
Utilities	154,086	183,103	3.00%	205,989	212,169	218,534	225,090	231,842	238,798	245,962	253,340	260,941	268,769	276,832	285,137	293,691
Real estate taxes	40,361	25,199	3.00%	22,150	22,815	23,499	24,204	24,930	25,678	26,448	27,242	28,059	28,901	29,768	30,661	31,581
Hazard insurance	25,006	23,788	3.00%	27,348	28,168	29,013	29,884	30,780	31,704	32,655	33,635	34,644	35,683	36,753	37,856	38,992
Other 1 - Laundry	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-	-	-
Other 2 - Cable	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-	-	-
Other 3 - Other Mgmt	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Operating Expenses	645,871	792,696		735,374	756,589	778,546	801,146	824,410	848,356	873,005	898,377	924,495	951,379	979,053	1,007,540	1,032,690
Replacement reserve deposits	190,152	220,085	0.00%	197,952	36,300	36,300	36,300	36,300	36,300	36,300	36,300	36,300	36,300	36,300	36,300	36,300
Net Operating Inc. (NOI)	116,587	(27,457)		94,736	243,244	241,949	240,423	238,655	236,633	234,346	231,783	228,930	225,775	222,304	218,504	159,830

Projected Operations — Capitol Hill

Exhibit V.a.7.c

Scenario 3 - Sale

	Audited 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008 Year of Sale	Year 3 2009
Revenue						
Rent Used	current	current		current	current	market
Rent Trending Rate				2.00%	2.00%	2.00%
Gross Potential Rent	981,828	1,021,297		1,051,594	1,072,626	1,088,830
Loss to Lease and concessions	-	-	1.00%	(8,532)	(10,726)	(10,888)
Gross Scheduled Rent	981,828	1,021,297		1,043,062	1,061,900	1,077,942
Vacancy Rate				2.0%	3.0%	7.0%
Vacancy	(34,222)	(39,654)		(21,030)	(31,857)	(75,456)
Net Rental Revenue	**947,606**	**981,643**		**1,022,032**	**1,030,043**	**1,002,486**
Laundry income	2,087	(13)	1.00%	0	-	-
Commercial income	0	0	1.00%	0	-	-
Cable Income	0	0	1.00%	0	-	-
Other Income	2,917	3,694	1.00%	6,030	6,090	6,151
Total Revenue	**952,610**	**985,324**		**1,028,062**	**1,036,133**	**1,008,637**
Operating Expenses						
Management Fee 7.11%	66,801	62,710		72,345	73,669	71,714
Administration	122,077	232,743	3.00%	56,711	58,412	60,165
Maintenance and Operating	237,540	265,153	3.00%	350,831	361,356	372,197
Utilities	154,086	183,103	3.00%	205,989	212,169	218,534
Real estate taxes	40,361	25,199	3.00%	22,150	22,815	23,499
Hazard insurance	25,006	23,788	3.00%	27,348	28,168	29,013
Other 1 - Laundry	-	-	3.00%	-	-	-
Other 2 - Cable	-	-	3.00%	-	-	-
Other 3 - Other Mgmt	-	-	3.00%	-	-	-
Total Operating Expenses	645,871	792,696		735,374	756,589	775,122
Replacement reserve deposits	190,152	220,085	0.00%	197,952	197,952	197,952
Net Operating Inc. (NOI)	116,587	(27,457)		94,736	81,592	35,563

Cash Flow **Capitol Hill** *6/15/2007*

Exhibit V.a.8.a

Scenario 1 - Hold

		Audited 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015 Year of Sale	Year 10 2016
Net Operating Inc. (NOI)		**116,587**	**(27,457)**		**94,736**	**81,592**	**80,297**	**78,771**	**77,003**	**74,981**	**72,694**	**70,131**	**67,278**	
1st mortgage Debt Service		(198,432)	(198,432)		(198,432)	(198,432)	(198,432)	(198,432)	(198,432)	(198,432)	(198,432)	(198,432)	(198,432)	
MIP		(6,435)	(5,989)		(5,501)	(4,970)	(4,389)	(3,756)	(3,066)	(2,312)	(1,490)	(592)	(73)	
IRP Subsidy		138,161	137,714		137,227	136,695	136,115	135,482	134,791	134,037	133,215	132,318	131,799	
CF after 1st		49,880	(94,164)		28,029	14,885	13,591	12,064	10,296	8,274	5,988	3,424	572	
2nd mortgage Debt Service		0	0		0	0	0	0	0	0	0	0	0	
Servicing Fees	0				0	0	0	0	0	0	0	0	0	
Cash flow after debt service		**49,880**	**(94,164)**		**28,029**	**14,885**	**13,591**	**12,064**	**10,296**	**8,274**	**5,988**	**3,424**	**572**	
Note 3	100%	-	-		-	-	-	-	-	-	-	-	-	
CF net of Note 3		**49,880**	**(94,164)**		**28,029**	**14,885**	**13,591**	**12,064**	**10,296**	**8,274**	**5,988**	**3,424**	**572**	
Allowable Distribution		15,613	437,388		453,001	440,585	441,312	443,335	446,883	452,200	459,539	469,164	481,353	
Residual Receipts Deposit		34,267	-		-	-	-	-	-	-	-	-	-	
Net Cash Flow		**15,613**	**0**		**28,029**	**14,885**	**13,591**	**12,064**	**10,296**	**8,274**	**5,988**	**3,424**	**572**	
GP Operating Deficiency Obligation					-	-	-	-	-	-	-	-	-	
Net Distributable Cash					**28,029**	**14,885**	**13,591**	**12,064**	**10,296**	**8,274**	**5,988**	**3,424**	**572**	
GP Priority Distribution Obligation					0	0	0	0	0	0	0	0	0	
Residual Receipts Obligation				GP	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of Residual Receipts Obligation					28,029	14,885	13,591	12,064	10,296	8,274	5,988	3,424	572	
LP Advance				LP	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of LP Advance					28,029	14,885	13,591	12,064	10,296	8,274	5,988	3,424	572	
LP Return of Capital				LP	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of LP Return of Capital					28,029	14,885	13,591	12,064	10,296	8,274	5,988	3,424	572	
GP Return of Capital				GP	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of GP Return of Capital					28,029	14,885	13,591	12,064	10,296	8,274	5,988	3,424	572	
Distribution 5					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of Distribution 5					28,029	14,885	13,591	12,064	10,296	8,274	5,988	3,424	572	
Distribution 6					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of Distribution 6					28,029	14,885	13,591	12,064	10,296	8,274	5,988	3,424	572	
Distribution 7					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of Distribution 7					28,029	14,885	13,591	12,064	10,296	8,274	5,988	3,424	572	
Total LP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Total GP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Seller Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	
CF net of Seller Note		**15,613**	**0**		**28,029**	**14,885**	**13,591**	**12,064**	**10,296**	**8,274**	**5,988**	**3,424**	**572**	
LP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	
CF net of LP Note		**15,613**	**0**		**28,029**	**14,885**	**13,591**	**12,064**	**10,296**	**8,274**	**5,988**	**3,424**	**572**	
GP Note Payment	100%	-	-		(28,029)	(14,885)	(13,591)	(5,483)	-	-	-	-	-	
CF net of GP Note		**15,613**	**0**		**0**	**0**	**0**	**6,582**	**10,296**	**8,274**	**5,988**	**3,424**	**572**	
Net Available for Splits			**0**		**0**	**0**	**0**	**6,582**	**10,296**	**8,274**	**5,988**	**3,424**	**572**	
LP Share	95%				0	0	0	6,253	9,781	7,861	5,688	3,253	543	
GP Share	5%				0	0	0	329	515	414	299	171	29	
TOTAL LP Cash Flow Distribution					**0**	**0**	**0**	**6,253**	**9,781**	**7,861**	**5,688**	**3,253**	**543**	
TOTAL GP Cash Flow Distribution					**28,029**	**14,885**	**13,591**	**5,812**	**515**	**414**	**299**	**171**	**29**	

Cash Flow **Capitol Hill** 6/15/2007

Exhibit V.a.8.b

Scenario 1 - Hold

		Audited 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008 Year of Refi	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018 Year of Sale
Net Operating Inc. (NOI)		**116,587**	**(27,457)**		**94,736**	**243,244**	**241,949**	**240,423**	**238,655**	**236,633**	**234,346**	**231,783**	**228,930**	**225,775**	**222,304**	**218,504**
1st mortgage Debt Service		(198,432)	(198,432)		(198,432)	(194,595)	(194,595)	(194,595)	(194,595)	(194,595)	(194,595)	(194,595)	(194,595)	(194,595)	(194,595)	(194,595)
MIP		(6,435)	(5,989)		(5,501)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
IRP Subsidy		138,161	137,714		137,227	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CF after 1st		49,880	(94,164)		28,029	48,649	47,354	45,828	44,059	42,038	39,751	37,188	34,335	31,180	27,709	23,909
2nd mortgage Debt Service		0	0		0	0	0	0	0	0	0	0	0	0	0	0
Servicing Fees	0				0	0	0	0	0	0	0	0	0	0	0	0
Cash flow after debt service		**49,880**	**(94,164)**		**28,029**	**48,649**	**47,354**	**45,828**	**44,059**	**42,038**	**39,751**	**37,188**	**34,335**	**31,180**	**27,709**	**23,909**
Note 3	100%	-	-		-	-	-	-	-	-	-	-	-	-	-	-
CF net of Note 3		**49,880**	**(94,164)**		**28,029**	**48,649**	**47,354**	**45,828**	**44,059**	**42,038**	**39,751**	**37,188**	**34,335**	**31,180**	**27,709**	**23,909**
Allowable Distribution		15,613	437,388		453,001	440,585	441,312	443,335	446,883	452,200	459,539	469,164	481,353	496,394	#VALUE!	#VALUE!
Residual Receipts Deposit		34,267	-		-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Flow		**15,613**	**0**		**28,029**	**48,649**	**47,354**	**45,828**	**44,059**	**42,038**	**39,751**	**37,188**	**34,335**	**31,180**	**27,709**	**23,909**
GP Operating Deficiency Obligation					-	-	-	-	-	-	-	-	-	-	-	-
Net Distributable Cash					**28,029**	**48,649**	**47,354**	**45,828**	**44,059**	**42,038**	**39,751**	**37,188**	**34,335**	**31,180**	**27,709**	**23,909**
GP Priority Distribution Obligation					0	0	0	0	0	0	0	0	0	0	0	0
Residual Receipts Obligation				GP	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Residual Receipts Obligation					28,029	48,649	47,354	45,828	44,059	42,038	39,751	37,188	34,335	31,180	27,709	23,909
LP Advance				LP	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of LP Advance					28,029	48,649	47,354	45,828	44,059	42,038	39,751	37,188	34,335	31,180	27,709	23,909
LP Return of Capital				LP	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of LP Return of Capital					28,029	48,649	47,354	45,828	44,059	42,038	39,751	37,188	34,335	31,180	27,709	23,909
GP Return of Capital				GP	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of GP Return of Capital					28,029	48,649	47,354	45,828	44,059	42,038	39,751	37,188	34,335	31,180	27,709	23,909
Distribution 5					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 5					28,029	48,649	47,354	45,828	44,059	42,038	39,751	37,188	34,335	31,180	27,709	23,909
Distribution 6					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 6					28,029	48,649	47,354	45,828	44,059	42,038	39,751	37,188	34,335	31,180	27,709	23,909
Distribution 7					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 7					28,029	48,649	47,354	45,828	44,059	42,038	39,751	37,188	34,335	31,180	27,709	23,909
Total LP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Total GP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Seller Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-	-	-
CF net of Seller Note		**15,613**	**0**		**28,029**	**48,649**	**47,354**	**45,828**	**44,059**	**42,038**	**39,751**	**37,188**	**34,335**	**31,180**	**27,709**	**23,909**
LP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-	-	-
CF net of LP Note		**15,613**	**0**		**28,029**	**48,649**	**47,354**	**45,828**	**44,059**	**42,038**	**39,751**	**37,188**	**34,335**	**31,180**	**27,709**	**23,909**
GP Note Payment	100%	-	-		(28,029)	-	-	-	-	-	-	-	-	-	-	-
CF net of GP Note		**15,613**	**0**		**0**	**48,649**	**47,354**	**45,828**	**44,059**	**42,038**	**39,751**	**37,188**	**34,335**	**31,180**	**27,709**	**23,909**
Net Available for Splits			**0**		**0**	**48,649**	**47,354**	**45,828**	**44,059**	**42,038**	**39,751**	**37,188**	**34,335**	**31,180**	**27,709**	**23,909**
LP Share	95%				0	46,216	44,986	43,536	41,856	39,936	37,764	35,328	32,618	29,621	26,324	22,713
GP Share	5%				0	2,432	2,368	2,291	2,203	2,102	1,988	1,859	1,717	1,559	1,385	1,195
TOTAL LP Cash Flow Distribution					**0**	**46,216**	**44,986**	**43,536**	**41,856**	**39,936**	**37,764**	**35,328**	**32,618**	**29,621**	**26,324**	**22,713**
TOTAL GP Cash Flow Distribution					**28,029**	**2,432**	**2,368**	**2,291**	**2,203**	**2,102**	**1,988**	**1,859**	**1,717**	**1,559**	**1,385**	**1,195**

Cash Flow **Capitol Hill**

Exhibit V.a.8.c

Scenario 3 - Sale

		Audited 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008 Year of Sale
Net Operating Inc. (NOI)		**116,587**	**(27,457)**		**94,736**	**81,592**
1st mortgage Debt Service		(198,432)	(198,432)		(198,432)	(198,432)
MIP		(6,435)	(5,989)		(5,501)	(4,970)
IRP Subsidy		138,161	137,714		137,227	136,695
CF after 1st		49,880	(94,164)		28,029	14,885
2nd mortgage Debt Service		0	0		0	0
Servicing Fees	0				0	0
Cash flow after debt service		**49,880**	**(94,164)**		**28,029**	**14,885**
Note 3	100%	-	-		-	-
CF net of Note 3		**49,880**	**(94,164)**		**28,029**	**14,885**
Allowable Distribution		15,613	437,388		453,001	440,585
Residual Receipts Deposit		34,267	-		-	-
Net Cash Flow		**15,613**	**0**		**28,029**	**14,885**
GP Operating Deficiency Obligation					-	-
Net Distributable Cash					**28,029**	**14,885**
GP Priority Distribution Obligation					0	0
Residual Receipts Obligation				GP	**0**	**0**
Net of Residual Receipts Obligation					28,029	14,885
LP Advance				LP	**0**	**0**
Net of LP Advance					28,029	14,885
LP Return of Capital				LP	**0**	**0**
Net of LP Return of Capital					28,029	14,885
GP Return of Capital				GP	**0**	**0**
Net of GP Return of Capital					28,029	14,885
Distribution 5					**0**	**0**
Net of Distribution 5					28,029	14,885
Distribution 6					**0**	**0**
Net of Distribution 6					28,029	14,885
Distribution 7					**0**	**0**
Net of Distribution 7					28,029	14,885
Total LP Priority Payments					**0**	**0**
Total GP Priority Payments					**0**	**0**
Seller Note Payment	0%	-	-		-	-
CF net of Seller Note		**15,613**	**0**		**28,029**	**14,885**
LP Note Payment	0%	-	-		-	-
CF net of LP Note		**15,613**	**0**		**28,029**	**14,885**
GP Note Payment	100%	-	-		(28,029)	-
CF net of GP Note		**15,613**	**0**		**0**	**14,885**
Net Available for Splits			**0**		**0**	**14,885**
LP Share	95%				0	14,141
GP Share	5%				0	744
TOTAL LP Cash Flow Distribution					**0**	**14,141**
TOTAL GP Cash Flow Distribution					**28,029**	**744**

LP Benefit Schedule **Capitol Hill**

Scenario 1 Hold

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	0	0	0	6,253	9,781	7,861	5,688	3,253	543	0	0	0	**33,379**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	3,835	5,309	3,776	2,418	1,224	181	0	0	0	**16,742**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale														
Cash Flow	0	0	0	0	0	0	0	0	0	662,686	0	0	0	**662,686**
Discount Factor	1.17	1.17	1.37	1.60	1.87	2.19	2.57	3.00	3.51	4.11	4.81	5.62	6.58	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	161,300	0	0	0	**161,300**
Total Cash Flow	0	0	0	0	6,253	9,781	7,861	5,688	3,253	663,229	0	0	0	**696,065**
Total Discounted Cash Flow	0	0	0	0	3,835	5,309	3,776	2,418	1,224	161,481	0	0	0	**178,042**

LP Benefit Schedule **Capitol Hill**

Scenario 2 Refi

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	46,216	44,986	43,536	41,856	39,936	37,764	35,328	32,618	29,621	26,324	22,713	**400,899**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	34,946	29,579	24,892	20,810	17,265	14,197	11,549	9,272	7,322	5,658	4,245	**179,736**
Sale														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	70,851	**70,851**
Discount Factor	1.17	1.17	1.37	1.60	1.87	2.19	2.57	3.00	3.51	4.11	4.81	5.62	6.58	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	10,767	**10,767**
Total Cash Flow	0	0	46,216	44,986	43,536	41,856	39,936	37,764	35,328	32,618	29,621	26,324	93,564	**471,749**
Total Discounted Cash Flow	0	0	34,946	29,579	24,892	20,810	17,265	14,197	11,549	9,272	7,322	5,658	15,013	**190,503**

LP Benefit Schedule **Capitol Hill**

Scenario 3 Sale

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	0	14,141	0	0	0	0	0	0	0	0	0	0	**14,141**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	11,075	0	0	0	0	0	0	0	0	0	0	**11,075**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.17	1.17	1.37	1.60	1.87	2.19	2.57	3.00	3.51	4.11	4.81	5.62	6.58	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Total Cash Flow	0	0	14,141	0	0	0	0	0	0	0	0	0	0	**14,141**
Total Discounted Cash Flow	0	0	11,075	0	0	0	0	0	0	0	0	0	0	**11,075**

Exhibit V.a.10

GP Benefit Schedule **Capitol Hill**

Scenario 1 Hold

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	28,029	14,885	13,591	5,812	515	414	299	171	29	0	0	0	**63,745**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	3.15	3.50	
Discounted Cash Flow	0	25,252	12,081	9,937	3,828	306	221	144	74	11	0	0	0	**51,855**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale														
Cash Flow	0	0	0	0	0	0	0	0	0	186,968	0	0	0	**186,968**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	53,148	0	0	0	**53,148**
Total Cash Flow	0	28,029	14,885	13,591	5,812	515	414	299	171	186,996	0	0	0	**250,712**
Total Discounted Cash Flow	0	25,252	12,081	9,937	3,828	306	221	144	74	53,159	0	0	0	**105,003**

GP Benefit Schedule **Capitol Hill**

Scenario 2 Refi

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	28,029	0	0	0	0	0	0	0	0	0	0	0	**28,029**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	3.15	3.50	
Discounted Cash Flow	0	25,252	0	0	0	0	0	0	0	0	0	0	0	**25,252**
Refi														
Cash Flow	0	0	28,027	0	0	0	0	0	0	0	0	0	0	**28,027**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	21,949	0	0	0	0	0	0	0	0	0	0	**21,949**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	2,432	2,368	2,291	2,203	2,102	1,988	1,859	1,717	1,559	1,385	1,195	**21,100**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	1,905	1,641	1,405	1,196	1,010	845	699	571	459	361	276	**10,368**
Sale														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	181,480	**181,480**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	33,920	**33,920**
Total Cash Flow	0	28,029	30,460	2,368	2,291	2,203	2,102	1,988	1,859	1,717	1,559	1,385	182,675	**258,637**
Total Discounted Cash Flow	0	25,252	23,854	1,641	1,405	1,196	1,010	845	699	571	459	361	34,196	**91,490**

GP Benefit Schedule **Capitol Hill**

Scenario 3 Sale

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	28,029	744	0	0	0	0	0	0	0	0	0	0	**28,774**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	3.15	3.50	
Discounted Cash Flow	0	25,252	604	0	0	0	0	0	0	0	0	0	0	**25,856**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale														
Cash Flow	0	0	167,028	0	0	0	0	0	0	0	0	0	0	**167,028**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	126,297	0	0	0	0	0	0	0	0	0	0	**126,297**
Total Cash Flow	0	28,029	167,772	0	0	0	0	0	0	0	0	0	0	**195,802**
Total Discounted Cash Flow	0	25,252	126,901	0	0	0	0	0	0	0	0	0	0	**152,153**

Valuation Summary — Community Apartments

Exhibit V.b.1

	Scenario 1 Hold	Scenario 2 Unused	Scenario 3 Unused
LP	74,998	0	0
GP	23,792	0	0
Total	98,790	0	0

Highest NPV: Scenario 1 - Hold

Property Information a. Community Apartments

06/15/07

Exhibit V.b.2

Basic Information		
Name of Property	*Community Apartments*	
Name of Local Partnership	*Community Apartments Limited*	
Address	*7700 Woodland Ave.*	
City	*Cleveland*	
State	*Ohio*	
HUD ID#	*042-35141*	
HFA ID#		
Type of HUD mortgage	*221(d)(3) - Flex*	
Is property a 236? ("yes" or "no", do not leave blank)		*no*
Old Reg or New Reg? ("old" or "new")		
Family, elderly or mixed?		
HAP administered by HUD or HFA?		
Date acquired		
Acquisition price		
Short property name for Fund Model		*Community Apts*

Subsidy/regulatory information		
Total number of apartments		147
Is there a Section 8 contract?		*Yes*
Percent Section 8		100%
If Section 8, date contract expires		*09/30/07*
Amt. Of limited dividend	"none" if unlimited	*0*
Last year's cash distribution		*0*
Balance in residual receipts	blank if "n/a"	*0*
Balance in replacement reserve	"	*145,117*
Line 1 Part B HUD 93486 "Surplus Cash"	"	*(5,624)*
Accrued but unpaid dividends	"	*440,341*
Distribute splits in sale year? ("yes" or "no")		*yes*
Recap ID Number (Recap to Provide)		

Rents

Bedrooms	Apartments of this type	Number with Assistance	Number without Assistance	Effective Year:	Contract Rents	Utility Allowance	Section 8 FMR	Comparable Market	Other Current Rents	LIHTC 60% rents	Current rents (blended)
					2006				*market*		
0			0								*0*
1			0								*0*
2	*121*	*121*	0		*600*		*702*	*577*			*600*
3	*26*	*26*	0		*690*		*900*	*670*			*690*
4			0								*0*
Total	**147**	**147**	**0**		**90,540**	**0**	**108,342**	**87,212**	**0**	**0**	**90,540**
	Averages	100.0%			**616**	**0**	**737**	**593**	**0**	**0**	**616**
(*) Market comparable rent study: source		Trended 2004 RCS				**Year:**	2004				

Income

		2005 Audited	2006 Projected	2007 Budgeted	Rent Schedule
Gross Potential Rent		*1,021,647*		*1,094,631*	1,086,480
Loss to Lease and concessions					
Gross scheduled Rent		1,021,647	0	1,094,631	
Vacancy	*1.79%*	*(18,334)*		*(54,732)*	*5.00%*
Net rental income		**1,003,313**	**0**	**1,039,899**	
Laundry income		*6,072*		*6,804*	
Commercial income					
Cable Income					
Other Income		*1,387*		*1,272*	
Subtotal other income		**7,459**	**0**	**8,076**	
Eff. Gross Income		**1,010,772**	**0**	**1,047,975**	

Expenses

Year of data		2005 Audited	2006 Projected	2007 Budgeted	Per apt
Management Fee		70,472		70,472	479
Administration		163,558		150,942	1,027
Maintenance and Operating		399,793		300,950	2,047
Utilities		223,842		324,598	2,208
Real estate taxes		42,090		58,212	396
Hazard insurance		17,829		16,956	115
Other 1 -	*Laundry*				0
Other 2 -	*Cable*				0
Other 3 -	*Other Mgmt*				0
Replacement reserve deposits		19,523		19,824	135
Total Operating Expenses		**937,107**	**0**	**941,954**	**6,408**
Net Operating Income		**73,665**	**0**	**106,021**	**721**

Property Information b. Community Apartments

06/15/07

Exhibit V.b.3

Financing and Debt Service

	Aggregate Balance	Date of Balances	Accrued Interest Balance	Interest rate	Compound or simple	% of cash flow to pay note	Maturity Date	% Prepayment Fee	2005 Payment	Months remaining	Monthly P & I	Monthly P & I **OVERRIDE**
1st mortgage	*926,155*	*12/31/05*		*7.00%*			*01/31/16*			121.00	$10,692	10,649
Flexible Subsid	*134,467*	*12/31/05*		*0.00%*			*01/31/16*			121.00	$1,111	0
M2M mortgage						*100.00%*						
Seller Note												
LP Note												
GP Note												
											Servicing Fee	
Total Balances	**$1,060,622**		**MIP % on 1st Mortgage**	*0.50%*		**Annual IRP Subsidy**					**Annual Debt Service**	*$145,754*

Ownership Information

Name of Local General Partner (for-profit, nonprofit)	*Arthur E. Orlean & 7700 Woodland Community*	Company address	
Name of Limited Partner (individual, fund)	*UF 1974*	Company City	
Does the GP control the LP?	*No*	Company State	
Management Agent (Is the manager affiliated with GP?)	*unknown name (Affiliated)*	Company Zip	
Number of Properties/Units in Portfolio		Company Fax/Website	

Priortity Distributions		Annual Payment	Increase	Recipient	Accrued Balance	Accrues y/n ?
1	Distribution 1					
2	Distribution 2					
3	Distribution 3					
4	Distribution 4					
5	Distribution 5					
6	LP Return	*$0*				
7	GP Return	*$0*				

	GP	LP
Divide remaining portion	*5%*	*95%*

GP Loan Priority Number

GP obligation to fund Op Ex deficits

GP funds priority distribution deficits
no

Transaction Distributions	Priority # above	Payment	Recipient
LP Return of Capital 104.5%	*6*	*$300,170*	*LP*
GP Return of Capital	*7*	*$71,683*	*GP*

	GP	LP
Divide remaining portion	*27%*	*73%*

Assumptions — Community Apartments

6/15/2007

Exhibit V.b.4

Scenario 1	Hold	Year 1	2007
Scenario 2	Unused		
Scenario 3	Unused		

Potential Activity

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Refi	no	no	no
Year of Refi (leave blank if no refi)		2016	
MUM	no	no	no
Tax Abatement	no	no	no

Permanent Loan Terms

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Interest Rate	6.500%	6.500%	6.500%
Amort Years	25	25	25
Annual DS constant	8.10%	8.10%	8.10%
DSC Ratio	125%	125%	125%
LTV	80%	80%	80%
Cap Rate	6.00%	8.00%	6.00%

Future Sale Terms

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Year of future sale	2015	2006	2006
Cap rate used at sale	9.00%	9.00%	8.00%
Fee percentage	3.00%	3.00%	3.00%
Closing costs - sale	40,000	40,000	40,000

Note: 1st Mortgage maturity date is: 01/31/16

Other Assumptions

	Scenario 1 Hold	Scenario 2 Unused	Scenario 3 Unused
Vacancy rate (current)	5.00%	5.00%	5.00%
Vacancy Rate (post sale)	5.00%	5.00%	5.00%
Loss to Lease percentage	0.00%	0.00%	0.00%
Management fee percentage (current	6.72%	6.72%	6.72%
Management fee percentage (post sa	6.72%	6.72%	6.72%
Closing costs - refi	20,000	20,000	20,000
Adjust Yr 1 OpEx (discretionary items	100.00%	100.00%	100.00%
Owner Percent of Resid. Receipts	100.00%	100.00%	100.00%
Loan Fee	2.50%	2.50%	2.50%
Months of DS reserves	6	6	6
Annual RR deposit per unit	300	300	300
Grant Amount	0	0	0

Rehab Amounts

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Rehab Per Unit	0	10,000	0
Rehab Trending Rate	0.00%	3.00%	0.00%
Rehab at Refinancing?	0	yes	0

Distribution and Capital Discount Factors

Bifurcation Discou 1.00%	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
LP Splits			
Ordinary Distrib. - Pre-Discont.	14.00%	14.00%	14.00%
Ordinary Distrib. - Post-Discont.	16.00%	16.00%	16.00%
Refi	16.00%	16.00%	16.00%
Sale	18.00%	18.00%	18.00%
GP Splits			
Ordinary Distrib. - Pre-Discont.	11.00%	11.00%	11.00%
Ordinary Distrib. - Post-Discont.	13.00%	13.00%	13.00%
Refi	13.00%	13.00%	13.00%
Sale	15.00%	15.00%	15.00%

Income Trending Assumptions

Contract Rent Growth	2.00%
Market Rent Growth	2.00%
Laundry income	1.00%
Commercial income	1.00%
Cable Income	1.00%
Other Income	1.00%

Expense Trending Assumptions

Administration	3.00%
Maintenance & Operating	3.00%
Utilities	3.00%
Real estate taxes	3.00%
Hazard insurance	3.00%
Other Expense 1	3.00%
Other Expense 2	3.00%
Other Expense 3	3.00%
Replacement Reserves	0.00%

Sale	**Community Apartments**					*6/15/2007*

Exhibit V.b.6

Sale	**Community Apartments**		**Sale**	**Community Apartments**	**Sale**	**Community Apartments**
Scenario 1 Hold			**Scenario 2 Unused**		**Scenario 3 Unused**	
Year of Sale	**2015**	(12/31/2015)	**Year of Sale**	**2006** (12/31/2006)	**Year of Sale**	**2006**
NOI in 2016	**91,940**		**NOI in 2007**	**106,021**	**NOI in 2007**	**106,021**
Cap Rate	9.000%		Cap Rate	9.000%	Cap Rate	8.000%
Market Value	**1,021,550**		**Market Value**	**1,178,011**	**Market Value**	**1,325,263**
Fees (3.00%)	(30,647)		Fees (3.00%)	(35,340)	Fees (3.00%)	(39,758)
Closing costs	(40,000)		Closing costs	(40,000)	Closing costs	(40,000)
Replacement reserves	145,117		Replacement reserves	145,117	Replacement reserves	145,117
Refi Debt Service Reserves	0		Refi Debt Service Reserves	0	Refi Debt Service Reserves	0
deferred Maintenance	(527,130)		Share of residual receipts	n/a	Share of residual receipts	n/a
Proceeds net of fees	**568,891**		**Proceeds net of fees**	**1,247,788**	**Proceeds net of fees**	**1,390,622**
Payment of 1st mortgage	(18,078)		Payment of 1st mortgage	(861,138)	Payment of 1st mortgage	(861,138)
Prepayment fee for 1st mortgage	0		Prepayment fee for 1st mortgage	0	Prepayment fee for 1st mortgage	0
Payment of Flexible Subsidy	(134,467)		Payment of Flexible Subsidy	0	Payment of Flexible Subsidy	0
Prepayment Fee for Flexible Subsidy	0		Prepayment Fee for Flexible Subsidy	0	Prepayment Fee for Flexible Subsidy	0
Proceeds net of loan repayments	**416,346**		**Proceeds net of loan repayments**	**386,650**	**Proceeds net of loan repayments**	**529,483**
Payment of M2M mortgage	0		Payment of M2M mortgage	#N/A	Payment of M2M mortgage	#N/A
Proceeds net of M2M mortgage	**416,346**		**Proceeds net of M2M mortgage**	**#N/A**	**Proceeds net of M2M mortgage**	**#N/A**
Payment of Seller Note	0		Payment of Seller Note	#N/A	Payment of Seller Note	#N/A
Proceeds net of Seller Note	**416,346**		**Proceeds net of Seller Note**	**#N/A**	**Proceeds net of Seller Note**	**#N/A**
Payment of LP Note	0		Payment of LP Note	#N/A	Payment of LP Note	#N/A
Payment of GP Note	0		Payment of GP Note	#N/A	Payment of GP Note	#N/A
Cash Availible for Priority Distributi	**416,346**		**Net proceeds available for sharing**	**#N/A**	**Net proceeds available for sharing**	**#N/A**
Priority payments to the LP	(300,170)		Priority payments to the LP	#N/A	Priority payments to the LP	#N/A
Priority Payments to the GP	(71,683)		Priority Payments to the GP	#N/A	Priority Payments to the GP	#N/A
Net available to Partnership	**44,493**		**Net available to Partnership**	**#N/A**	**Net available to Partnership**	**#N/A**
LP return of Capital	0		LP return of Capital	0	LP return of Capital	0
Net of LP return of capital	**44,493**		**Net of LP return of capital**	**#N/A**	**Net of LP return of capital**	**#N/A**
GP return of Capital	0		GP return of Capital	0	GP return of Capital	0
Net of GP return of capital	**44,493**		**Net of GP return of capital**	**#N/A**	**Net of GP return of capital**	**#N/A**
LP share 73%	32,480		LP share 73%	#N/A	LP share 73%	#N/A
GP share 27%	12,013		GP share 27%	#N/A	GP share 27%	#N/A
TOTAL LP	**332,650**		**TOTAL LP**	**#N/A**	**TOTAL LP**	**#N/A**
TOTAL GP	**83,696**		**TOTAL GP**	**#N/A**	**TOTAL GP**	**#N/A**

Projected Operations **Community Apartments** *6/15/2007*

Exhibit V.b.7.a

Scenario 1 - Hold

	Audited 2005	Projected 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015 Year of Sale	Year 10 2016
Revenue													
Rent Used	current	current		current	current	current	current	current	current	current	current	current	market
Rent Trending Rate				2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Gross Potential Rent	1,021,647	0		1,094,631	1,116,524	1,138,854	1,161,631	1,184,864	1,208,561	1,232,732	1,257,387	1,282,535	1,275,738
Loss to Lease and concessions	-	-	0.00%	-	-	-	-	-	-	-	-	-	-
Gross Scheduled Rent	1,021,647	0		1,094,631	1,116,524	1,138,854	1,161,631	1,184,864	1,208,561	1,232,732	1,257,387	1,282,535	1,275,738
Vacancy Rate				5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Vacancy	(18,334)	-		(54,732)	(55,826)	(56,943)	(58,082)	(59,243)	(60,428)	(61,637)	(62,869)	(64,127)	(63,787)
Net Rental Revenue	**1,003,313**	**0**		**1,039,899**	**1,060,697**	**1,081,911**	**1,103,550**	**1,125,621**	**1,148,133**	**1,171,096**	**1,194,518**	**1,218,408**	**1,211,951**
Laundry income	6,072	0	1.00%	6,804	6,872	6,941	7,010	7,080	7,151	7,223	7,295	7,368	7,441
Commercial income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-
Cable Income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-
Other Income	1,387	0	1.00%	1,272	1,285	1,298	1,311	1,324	1,337	1,350	1,364	1,377	1,391
Total Revenue	**1,010,772**	**0**		**1,047,975**	**1,068,854**	**1,090,150**	**1,111,870**	**1,134,025**	**1,156,621**	**1,179,669**	**1,203,176**	**1,227,153**	**1,220,784**
			M&O Trend	-8.48%	1.21%	1.17%	1.13%	1.08%	1.04%	0.99%	0.95%	0.81%	
Operating Expenses													
Management Fee 6.72%	70,472	-		70,472	71,876	73,308	74,769	76,258	77,778	79,328	80,909	82,521	82,093
Administration	163,558	-	3.00%	150,942	155,470	160,134	164,938	169,887	174,983	180,233	185,640	191,209	196,945
Maintenance and Operating	399,793	-		275,426	278,768	282,031	285,210	288,300	291,296	294,191	296,981	299,397	308,378
Utilities	223,842	-	3.00%	324,598	334,336	344,366	354,697	365,338	376,298	387,587	399,215	411,191	423,527
Real estate taxes	42,090	-	3.00%	58,212	59,958	61,757	63,610	65,518	67,484	69,508	71,593	73,741	75,953
Hazard insurance	17,829	-	3.00%	16,956	17,465	17,989	18,528	19,084	19,657	20,246	20,854	21,479	22,124
Other 1 - Laundry	-	-	3.00%	-	-	-	-	-	-	-	-	-	-
Other 2 - Cable	-	-	3.00%	-	-	-	-	-	-	-	-	-	-
Other 3 - Other Mgmt	-	-	3.00%	-	-	-	-	-	-	-	-	-	-
Total Operating Expenses	917,584	-		896,606	917,873	939,586	961,753	984,385	1,007,495	1,031,093	1,055,191	1,079,538	1,109,020
Replacement reserve deposits	19,523	-	0.00%	19,824	19,824	19,824	19,824	19,824	19,824	19,824	19,824	19,824	19,824
Net Operating Inc. (NOI)	73,665	-		131,545	131,157	130,740	130,294	129,815	129,302	128,751	128,161	127,791	91,940
Debt Service				131,545	131,157	130,740	130,294	129,815	129,302	128,751	128,161	127,791	

Estimation of Deferred Maintenance	Audited 2005	Projected 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016
Maintenance and Operating	399,793	-	3.00%	300,950	309,979	319,278	328,856	338,722	348,884	359,350	370,131	381,234	392,671
Deferred Maintenance				25,524	31,211	37,247	43,646	50,422	57,588	65,159	73,150	81,838	
Inflation 3.0%				1.30	1.27	1.23	1.19	1.16	1.13	1.09	1.06	1.03	1.00
Inflated				33,303	39,537	45,809	52,115	58,452	64,816	71,201	77,604	84,293	-
Cumulative				33,303	72,840	118,648	170,764	229,216	294,032	365,233	442,837	527,130	527,130

Cash Flow **Community Apartments** 6/15/2007

Exhibit V.b.8.a

Scenario 1 - Hold

		Audited 2005	Projected 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015 Year of Sale	Year 10 2016
Net Operating Inc. (NOI)		**73,665**	**0**		**131,545**	**131,157**	**130,740**	**130,294**	**129,815**	**129,302**	**128,751**	**128,161**	**127,791**	
1st mortgage Debt Service		(127,788)	(127,788)		(127,788)	(127,788)	(127,788)	(127,788)	(127,788)	(127,788)	(127,788)	(127,788)	(127,788)	
MIP		(4,457)	(4,119)		(3,757)	(3,369)	(2,952)	(2,506)	(2,027)	(1,514)	(963)	(373)	(3)	
IRP Subsidy		n/a	n/a		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	
CF after 1st		(58,580)	(131,907)		0	0	(0)	0	0	0	(0)	(0)	0	
Flexible Subsidy Debt Service		(13,336)	(13,336)		0	0	0	0	0	0	0	0	0	
Servicing Fee	0				0	0	0	0	0	0	0	0	0	
Cash flow after debt service		**(71,915)**	**(145,242)**		**0**	**0**	**(0)**	**0**	**0**	**0**	**(0)**	**(0)**	**0**	
M2M mortgage	100%	-	-		-	-	-	-	-	-	-	-	-	
CF net of M2M mortgage		**(71,915)**	**(145,242)**		**0**	**0**	**(0)**	**0**	**0**	**0**	**(0)**	**(0)**	**0**	
Allowable Distribution		0	440,341		440,341	440,341	440,340	440,340	440,340	440,340	440,340	440,340	440,340	
Residual Receipts Deposit		-	-		-	-	-	-	-	-	-	-	-	
Net Cash Flow		**0**	**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
GP Operating Deficiency Obligation					-	-	-	-	-	-	-	-	-	
Net Distributable Cash					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
GP Priority Distribution Obligation					0	0	0	0	0	0	0	0	0	
Distribution 1					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of Distribution 1					0	0	0	0	0	0	0	0	0	
Distribution 2					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of Distribution 2					0	0	0	0	0	0	0	0	0	
Distribution 3					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of Distribution 3					0	0	0	0	0	0	0	0	0	
Distribution 4					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of Distribution 4					0	0	0	0	0	0	0	0	0	
Distribution 5					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of Distribution 5					0	0	0	0	0	0	0	0	0	
LP Return					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of LP Return					0	0	0	0	0	0	0	0	0	
GP Return					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net of GP Return					0	0	0	0	0	0	0	0	0	
Total LP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Total GP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Seller Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	
CF net of Seller Note		**0**	**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
LP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	
CF net of LP Note		**0**	**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
GP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	
CF net of GP Note		**0**	**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
Net Available for Splits			**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
LP Share	95%				0	0	0	0	0	0	0	0	0	
GP Share	5%				0	0	0	0	0	0	0	0	0	
TOTAL LP Cash Flow Distribution					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	
TOTAL GP Cash Flow Distribution					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	

LP Benefit Schedule **Community Apartments**

Scenario 1 **Hold**

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Totals
Ordinary Distrib. - Pre-Discont.											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**1**
Discount Factor	1.14	1.14	1.30	1.48	1.69	1.93	2.19	2.50	2.85	3.25	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**1**
Refi											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Sale											
Cash Flow	0	0	0	0	0	0	0	0	0	332,650	**332,650**
Discount Factor	1.18	1.18	1.39	1.64	1.94	2.29	2.70	3.19	3.76	4.44	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	74,998	**74,998**
Total Cash Flow	0	0	0	0	0	0	0	0	0	332,650	**332,651**
Total Discounted Cash Flow	0	0	0	0	0	0	0	0	0	74,998	**74,998**

LP Benefit Schedule **Community Apartments**

Scenario 2 **Unused**

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Totals
Ordinary Distrib. - Pre-Discont.											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.14	1.14	1.30	1.48	1.69	1.93	2.19	2.50	2.85	3.25	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Refi											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Sale											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.18	1.18	1.39	1.64	1.94	2.29	2.70	3.19	3.76	4.44	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Total Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Total Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**

LP Benefit Schedule **Community Apartments**

Scenario 3 **Unused**

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Totals
Ordinary Distrib. - Pre-Discont.											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.14	1.14	1.30	1.48	1.69	1.93	2.19	2.50	2.85	3.25	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Refi											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Sale											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.18	1.18	1.39	1.64	1.94	2.29	2.70	3.19	3.76	4.44	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Total Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Total Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**

Exhibit V.b.10

GP Benefit Schedule **Community Apartments**

Scenario 1 Hold

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Totals
Ordinary Distrib. - Pre-Discont.											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Refi											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Sale											
Cash Flow	0	0	0	0	0	0	0	0	0	83,696	**83,696**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	23,792	**23,792**
Total Cash Flow	0	0	0	0	0	0	0	0	0	83,696	**83,696**
Total Discounted Cash Flow	0	0	0	0	0	0	0	0	0	23,792	**23,792**

GP Benefit Schedule **Community Apartments**

Scenario 2 Unused

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Totals
Ordinary Distrib. - Pre-Discont.											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Refi											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Sale											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Total Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Total Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**

GP Benefit Schedule **Community Apartments**

Scenario 3 Unused

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Totals
Ordinary Distrib. - Pre-Discont.											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Refi											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Sale											
Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Total Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**
Total Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	**0**

Valuation Summary — Met-Paca II

Exhibit V.c.1

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale at HAP Exp.
LP	2,388,662	1,259,453	3,411,982
GP	879,814	170,470	2,072,698
Total	3,268,475	1,429,923	5,484,679

Highest NPV: Scenario 3 - Sale at HAP Exp.

Property Information a.	Met-Paca II	06/15/07

Exhibit V.c.2

Basic Information		
Name of Property	Met-Paca II	
Name of Local Partnership	Met-Paca II Associates	
Address	Scattered East 199th & Lexington Ave	
City	Harlem / Manhattan	
State	NY	
HUD ID#	012-44158	
HFA ID#		
Type of HUD mortgage	236	
Is property a 236? ("yes" or "no", do not leave blank)		yes
Old Reg or New Reg? ("old" or "new")		
Family, elderly or mixed?		
HAP administered by HUD or HFA?		
Date acquired		
Acquisition price		
Short property name for Fund Model		Met-Paca II

Subsidy/regulatory information				
Total number of apartments		192		
Is there a Section 8 contract?				
Percent Section 8		96%		
If Section 8, date contract expires		01/31/10		
Amt. Of limited dividend	"none" if unlimited	none	43,000 previous LD	
Last year's cash distribution		0		
Balance in residual receipts	blank if "n/a"			
Balance in replacement reserve	"	1,112,311	RR bal. includes Project Cash (	
Line 1 Part B HUD 93486 "Surplus Cash"	"	598,340		700,100
Accrued but unpaid dividends	"	1,308,000		
Distribute splits in sale year? ("yes" or "no")		yes		
Recap ID Number (Recap to Provide)				

Rents												
Bedrooms	Apartments of this type	Number with Assistance	Number without Assistance	Effective Year:	Contract Rents 2006	Utility Allowance	Section 8 FMR	Comparable Market	Other Current Rents market	LIHTC 60% rents	Current rents (blended)	L
0	1	1	0		736		940	949		744	736	
1	40	39	1		920		1,033	1,213	646	797	913	
2	101	96	5		1,269		1,133	1,319	747	957	1,243	
3	28	26	2		1,691		1,406	1,477	822	1,106	1,629	
4	22	22	0		2,015		1,556	1,582		1,233	2,015	
Total	**192**	**184**	**8**		**257,383**	**0**	**230,293**	**258,806**	**124,303**	**179,581**	**252,761**	
	Averages	95.8%			**1,341**	**0**	**1,199**	**1,348**	**647**	**935**	**1,316**	
(*) Market comparable rent study: source		Limited Appraisal 4/2/2004				**Year:**	2004					

Income		2005 Audited	2006 Audited	2007 Trended	Rent Schedule
Gross Potential Rent		2,831,048	3,000,238	3,060,243	3,033,132
Loss to Lease and concessions					
Gross scheduled Rent		2,831,048	3,000,238	3,060,243	
Vacancy	4.33%	(122,654)	(109,978)	(153,012)	5.00%
Net rental income		**2,708,394**	**2,890,260**	**2,907,231**	
Laundry income			0	0	
Commercial income		116,501	127,858	129,137	
Cable Income			0	0	
Other Income		2,118	197,281	199,254	
Subtotal other income		**118,619**	**325,139**	**328,390**	
Eff. Gross Income		**2,827,013**	**3,215,399**	**3,235,621**	

Expenses		Year of data	2005 Audited	2006 Audited	2007 Trended	Per apt
Management Fee			105,833	167,343	168,395	877
Administration			476,009	571,322	588,462	3,065
Maintenance and Operating			226,594	681,276	701,714	3,655
Utilities			676,534	737,590	759,718	3,957
Real estate taxes			275,941	293,998	302,818	1,577
Hazard insurance			97,870	87,999	90,639	472
Other 1	-	Laundry			0	0
Other 2	-	Cable			0	0
Other 3	-	Other Mgmt			0	0
Replacement reserve deposits			52,152	53,037	53,037	276
Total Operating Expenses			**1,910,933**	**2,592,565**	**2,664,783**	**13,879**
Net Operating Income			**916,080**	**622,834**	**570,838**	**2,973**

Property Information b. **Met-Paca II** *06/15/07*

Exhibit V.c.3

Financing and Debt Service

	Aggregate Balance	Date of Balances	Accrued Interest Balance	Interest rate	Compound or simple	% of cash flow to pay note	Maturity Date	% Prepayment Fee	2005 Payment	Months remaining	Monthly P & I	Monthly P & I **OVERRIDE**
1st mortgage	*3,549,041*	*12/31/06*		*7.00%*			*03/31/17*			123.00	$40,513	
2nd mortgage										-	$0	
M2M mortgage						*100.00%*						
Seller Note												
LP Note												
GP Note												
											Servicing Fees	
Total Balances	**$3,549,041**		**MIP % on 1st Mortgage**	*0.50%*		**Annual IRP Subsidy**	*301,265*				**Annual Debt Service**	*$202,640*

Ownership Information

Name of Local General Partner (for-profit, nonprofit)	*UPACA Enterprises*	Company address	
Name of Limited Partner (individual, fund)	*UF 1974*	Company City	
Does the GP control the LP?	*No*	Company State	
Management Agent (Is the manager affiliated with GP?)	*Metopolitan Rehabilitation Corp. (Yes)*	Company Zip	
Number of Properties/Units in Portfolio		Company Fax/Website	

Priortity Distributions		Annual Payment	Increase	Recipient	Accrued Balance	Accrues y/n ?
1	LP Capital Contribution	*$0*	*0%*	*LP*	*$0*	*Y*
2	Distribution 2					
3	Distribution 3					
4	Distribution 4					
5	Distribution 5					
6	Distribution 6					
7	Distribution 7					

	GP	LP
Divide remaining portion	*5%*	*95%*

GP Loan Priority Number
GP obligation to fund Op Ex deficits
GP funds priority distribution deficits
no

Transaction Distributions	Priority # above	Payment	Recipient
LP Capital Contribution	*1*	*$1,219,550*	*LP*

	GP	LP	
Divide remaining portion	*50%*	*50%*	**Override from .05/.95 to align GP interest**

Assumptions — Met-Paca II

6/15/2007

Exhibit V.c.4

Scenario 1	Hold	**Year 1**	2007
Scenario 2	Refi		
Scenario 3	Sale at HAP Exp.		

Potential Activity

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Refi	no	yes	no
Year of Refi (leave blank if no refi)		2008	
MUM	no	no	no
Tax Abatement	no	no	no

Permanent Loan Terms

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Interest Rate	6.500%	6.500%	6.500%
Amort Years	25	25	25
Annual DS constant	8.10%	8.10%	8.10%
DSC Ratio	125%	125%	125%
LTV	80%	80%	80%
Cap Rate	6.00%	5.00%	6.00%

Future Sale Terms

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Year of future sale	2016	2018	2009
Cap rate used at sale	6.00%	6.00%	6.00%
Fee percentage	3.00%	3.00%	3.00%
Closing costs - sale	40,000	40,000	40,000

Note: 1st Mortgage maturity date is: 03/31/17

Other Assumptions

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale at HAP Exp.
Vacancy rate (current)	5.00%	5.00%	5.00%
Vacancy Rate (post sale)	7.00%	7.00%	7.00%
Loss to Lease percentage	0.00%	0.00%	0.00%
Management fee percentage (current	5.20%	5.20%	5.20%
Management fee percentage (post sa	5.20%	5.20%	5.20%
Closing costs - refi	20,000	20,000	20,000
Adjust Yr 1 OpEx (discretionary items	100.00%	100.00%	100.00%
Owner Percent of Resid. Receipts	100.00%	100.00%	100.00%
Loan Fee	2.50%	2.50%	2.50%
Months of DS reserves	6	6	6
Annual RR deposit per unit	300	300	300
Grant Amount	0	0	0

Rehab Amounts

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Rehab Per Unit	0	10,000	0
Rehab Trending Rate	0.00%	3.00%	0.00%
Rehab at Refinancing?	0	yes	0

Distribution and Capital Discount Factors

Bifurcation Discou 1.00%

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
LP Splits			
Ordinary Distrib. - Pre-Discont.	14.00%	14.00%	14.00%
Ordinary Distrib. - Post-Discont.	16.00%	16.00%	16.00%
Refi	16.00%	16.00%	16.00%
Sale	18.00%	18.00%	18.00%
GP Splits			
Ordinary Distrib. - Pre-Discont.	11.00%	11.00%	11.00%
Ordinary Distrib. - Post-Discont.	13.00%	13.00%	13.00%
Refi	13.00%	13.00%	13.00%
Sale	15.00%	15.00%	15.00%

Income Trending Assumptions

Contract Rent Growth	2.00%
Market Rent Growth	2.00%
Laundry income	1.00%
Commercial income	1.00%
Cable Income	1.00%
Other Income	1.00%

Expense Trending Assumptions

Administration	3.00%
Maintenance & Operating	3.00%
Utilities	3.00%
Real estate taxes	3.00%
Hazard insurance	3.00%
Other Expense 1	3.00%
Other Expense 2	3.00%
Other Expense 3	3.00%
Replacement Reserves	0.00%

2006 AFS shows management fee as 5.83% of EGI plus a portion on commercial.
Total fee of $167,343 equates to 5.2% of EGI, which we use for our valuation.

Met-Paca II

Refinancing		Met-Paca II
	Scenario 2 Refi	

New Loan Amount

Refi Year	2008	(01/01/2008)
NOI in 2008	551,206	
Interest Rate	6.500%	
Amortization	25 yrs	
DS Constant	8.102%	
DSC Ratio	125%	
LTV	80.000%	
Cap Rate	5.000%	
Loan determined by DSC		5,442,340
Loan determined by LTV		8,819,296
Maximum new loan amount		**5,442,340**
Annual Debt Service on new loai		**440,965**

Calculation of Refi Proceeds

Sources

	Aggregate	Per apt
New 1st Loan	5,442,340	28,346
Owner share of residual receipts	0	0
Reserves for Replacement	1,112,311	5,793
Grants	0	0
Total sources	**6,554,651**	**34,139**

Uses

		Aggregate	Per apt
Payment of 1st mortgage		3,303,537	17,206
Prepayment fee for 1st mortgage		0	0
Payment of 2nd mortgage		n/a	n/a
Prepayment Fee for 2nd mortgage		n/a	n/a
Payment of M2M mortgage		0	0
Payment of Seller Note		0	0
Payment of LP Note		0	0
Payment of GP Note		0	0
Rehab		1,977,600	10,300
Loan fees at	2.50%	136,058	709
Closing costs		20,000	104
Initial Deposit to RR		57,600	300
Debt Svc Res.		220,482	1,148
Total uses		**5,715,278**	**29,767**

Excess/Shortfall (Sources minus Uses)	**839,373**
Excess/Shortfall prior to paying Seller & GP note	**839,373**

Sharing of Proceeds

Cash Availible for Priority Distribution		**839,373**
Priority payments to the LP		839,373
Priority Payments to the GP		0
Cash available to Partnership		**0**
LP return of Capital		0
Net of LP return of capital		**0**
GP return of Capital		0
Net of GP return of capital		**0**
LP share	50%	0
GP share	50%	0
Total LP Share of Refi Proceeds		**839,373**
Total GP Share of Refi Proceeds		**0**

Sale	Met-Paca II	6/15/2007

Exhibit V.c.6

Sale — Met-Paca II

Scenario 1 Hold

Year of Sale		**2016**	(12/31/2016)
NOI in 2017		**411,483**	
Cap Rate		6.000%	
Market Value		**6,858,045**	
Fees (3.00%)		(205,741)	
Closing costs		(40,000)	
Replacement reserves		1,112,311	
Refi Debt Service Reserves		0	
Share of residual receipts		0	
Proceeds net of fees		**7,724,614**	
Payment of 1st mortgage		(120,136)	
Prepayment fee for 1st mortgage		0	
Payment of 2nd mortgage		n/a	
Prepayment Fee for 2nd mortgage		0	
Proceeds net of loan repayments		**7,604,479**	
Payment of M2M mortgage		0	
Proceeds net of M2M mortgage		**7,604,479**	
Payment of Seller Note		0	
Proceeds net of Seller Note		**7,604,479**	
Payment of LP Note		0	
Payment of GP Note		0	
Cash Availible for Priority Distributi		**7,604,479**	
Priority payments to the LP		(1,219,550)	
Priority Payments to the GP		0	
Net available to Partnership		**6,384,929**	
LP return of Capital		0	
Net of LP return of capital		**6,384,929**	
GP return of Capital		0	
Net of GP return of capital		**6,384,929**	
LP share	50%	3,192,464	
GP share	50%	3,192,464	
TOTAL LP		**4,412,014**	
TOTAL GP		**3,192,464**	

Sale — Met-Paca II

Scenario 2 Refi

Year of Sale		**2018**	(12/31/2018)
NOI in 2019		**351,391**	
Cap Rate		6.000%	
Market Value		**5,856,512**	
Fees (3.00%)		(175,695)	
Closing costs		(40,000)	
Replacement reserves		57,600	
Refi Debt Service Reserves		220,482	
Share of residual receipts		0	
Proceeds net of fees		**5,918,899**	
Payment of 1st mortgage		(4,031,778)	
Prepayment fee for 1st mortgage		0	
Payment of 2nd mortgage		n/a	
Prepayment Fee for 2nd mortgage		n/a	
Proceeds net of loan repayments		**1,887,121**	
Payment of M2M mortgage		0	
Proceeds net of M2M mortgage		**1,887,121**	
Payment of Seller Note		0	
Proceeds net of Seller Note		**1,887,121**	
Payment of LP Note		0	
Payment of GP Note		0	
Net proceeds available for sharing		**1,887,121**	
Priority payments to the LP		(380,177)	
Priority Payments to the GP		0	
Net available to Partnership		**1,506,944**	
LP return of Capital		0	
Net of LP return of capital		**1,506,944**	
GP return of Capital		0	
Net of GP return of capital		**1,506,944**	
LP share	50%	753,472	
GP share	50%	753,472	
TOTAL LP		**1,133,649**	
TOTAL GP		**753,472**	

Sale — Met-Paca II

Scenario 3 Sale at HAP Exp.

Year of Sale		**2009**
NOI in 2010		**561,437**
Cap Rate		6.000%
Market Value		**9,357,283**
Fees (3.00%)		(280,718)
Closing costs		(40,000)
Replacement reserves		1,112,311
Refi Debt Service Reserves		0
Share of residual receipts		0
Proceeds net of fees		**10,148,875**
Payment of 1st mortgage		(2,758,004)
Prepayment fee for 1st mortgage		0
Payment of 2nd mortgage		n/a
Prepayment Fee for 2nd mortgage		0
Proceeds net of loan repayments		**7,390,871**
Payment of M2M mortgage		0
Proceeds net of M2M mortgage		**7,390,871**
Payment of Seller Note		0
Proceeds net of Seller Note		**7,390,871**
Payment of LP Note		0
Payment of GP Note		0
Net proceeds available for sharing		**7,390,871**
Priority payments to the LP		(1,219,550)
Priority Payments to the GP		0
Net available to Partnership		**6,171,321**
LP return of Capital		0
Net of LP return of capital		**6,171,321**
GP return of Capital		0
Net of GP return of capital		**6,171,321**
LP share	50%	3,085,661
GP share	50%	3,085,661
TOTAL LP		**4,305,211**
TOTAL GP		**3,085,661**

Projected Operations	**Met-Paca II**

6/15/2007

Exhibit V.c.7.a

Scenario 1 - Hold

	Audited 2005	Audited 2006	Trending Rate	Trended 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016 Year of Sale	Year 11 2017
Revenue														
Rent Used	**current**	**current**		**current**	**current**	**current**	**current**	**current**	**current**	**current**	**current**	**current**	**current**	**market**
Rent Trending Rate				2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Gross Potential Rent	2,831,048	3,000,238		3,060,243	3,121,448	3,183,877	3,247,554	3,312,505	3,378,755	3,446,330	3,515,257	3,585,562	3,657,273	3,861,518
Loss to Lease and concessions	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	-
Gross Scheduled Rent	2,831,048	3,000,238		3,060,243	3,121,448	3,183,877	3,247,554	3,312,505	3,378,755	3,446,330	3,515,257	3,585,562	3,657,273	3,861,518
Vacancy Rate				5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	7.0%
Vacancy	(122,654)	(109,978)		(153,012)	(156,072)	(159,194)	(162,378)	(165,625)	(168,938)	(172,317)	(175,763)	(179,278)	(182,864)	(270,306)
Net Rental Revenue	**2,708,394**	**2,890,260**		**2,907,231**	**2,965,375**	**3,024,683**	**3,085,176**	**3,146,880**	**3,209,818**	**3,274,014**	**3,339,494**	**3,406,284**	**3,474,410**	**3,591,212**
Laundry income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-
Commercial income	116,501	127,858	1.00%	129,137	130,428	131,732	133,050	134,380	135,724	137,081	138,452	139,836	141,235	142,647
Cable Income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-
Other Income	2,118	197,281	1.00%	199,254	201,246	203,259	205,291	207,344	209,418	211,512	213,627	215,763	217,921	220,100
Total Revenue	**2,827,013**	**3,215,399**		**3,235,621**	**3,297,050**	**3,359,674**	**3,423,517**	**3,488,604**	**3,554,959**	**3,622,607**	**3,691,573**	**3,761,884**	**3,833,565**	**3,953,959**
Operating Expenses														
Management Fee 5.20%	105,833	167,343		168,395	171,592	174,852	178,174	181,562	185,015	188,536	192,125	195,784	199,515	205,781
Administration	476,009	571,322	3.00%	588,462	606,116	624,299	643,028	662,319	682,188	702,654	723,734	745,446	767,809	790,843
Maintenance and Operating	226,594	681,276	3.00%	701,714	722,766	744,449	766,782	789,786	813,479	837,884	863,020	888,911	915,578	943,045
Utilities	676,534	737,590	3.00%	759,718	782,509	805,985	830,164	855,069	880,721	907,143	934,357	962,388	991,259	1,020,997
Real estate taxes	275,941	293,998	3.00%	302,818	311,902	321,260	330,897	340,824	351,049	361,580	372,428	383,601	395,109	406,962
Hazard insurance	97,870	87,999	3.00%	90,639	93,358	96,159	99,044	102,015	105,075	108,228	111,475	114,819	118,263	121,811
Other 1 - Laundry	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-
Other 2 - Cable	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-
Other 3 - Other Mgmt	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-
Total Operating Expenses	1,858,781	2,539,528		2,611,746	2,688,244	2,767,002	2,848,089	2,931,574	3,017,528	3,106,024	3,197,138	3,290,948	3,387,533	3,489,440
Replacement reserve deposits	52,152	53,037	0.00%	53,037	53,037	53,037	53,037	53,037	53,037	53,037	53,037	53,037	53,037	53,037
Net Operating Inc. (NOI)	916,080	622,834		570,838	555,769	539,635	522,391	503,993	484,394	463,546	441,398	417,899	392,995	411,483

Projected Operations **Met-Paca II** *6/15/2007*

Exhibit V.c.7.b

Scenario 2 - Refi

	Audited 2005	Audited 2006	Trending Rate	Trended 2007	Year 2 2008 Year of Refi	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018 Year of Sale	Year 13 2019
Revenue																
Rent Used	current	current		current	current	current	current	current	current	current	current	current	current	current	current	market
Rent Trending Rate				2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Gross Potential Rent	2,831,048	3,000,238		3,060,243	3,121,448	3,183,877	3,247,554	3,312,505	3,378,755	3,446,330	3,515,257	3,585,562	3,657,273	3,730,419	3,805,027	4,017,524
Loss to Lease and concessions	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross Scheduled Rent	2,831,048	3,000,238		3,060,243	3,121,448	3,183,877	3,247,554	3,312,505	3,378,755	3,446,330	3,515,257	3,585,562	3,657,273	3,730,419	3,805,027	4,017,524
Vacancy Rate				5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	7.0%
Vacancy	(122,654)	(109,978)		(153,012)	(156,072)	(159,194)	(162,378)	(165,625)	(168,938)	(172,317)	(175,763)	(179,278)	(182,864)	(186,521)	(190,251)	(281,227)
Net Rental Revenue	**2,708,394**	**2,890,260**		**2,907,231**	**2,965,375**	**3,024,683**	**3,085,176**	**3,146,880**	**3,209,818**	**3,274,014**	**3,339,494**	**3,406,284**	**3,474,410**	**3,543,898**	**3,614,776**	**3,736,297**
Laundry income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-	-	-
Commercial income	116,501	127,858	1.00%	129,137	130,428	131,732	133,050	134,380	135,724	137,081	138,452	139,836	141,235	142,647	144,074	145,514
Cable Income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-	-	-
Other Income	2,118	197,281	1.00%	199,254	201,246	203,259	205,291	207,344	209,418	211,512	213,627	215,763	217,921	220,100	222,301	224,524
Total Revenue	**2,827,013**	**3,215,399**		**3,235,621**	**3,297,050**	**3,359,674**	**3,423,517**	**3,488,604**	**3,554,959**	**3,622,607**	**3,691,573**	**3,761,884**	**3,833,565**	**3,906,645**	**3,981,151**	**4,106,335**
Operating Expenses																
Management Fee 5.20%	105,833	167,343		168,395	171,592	174,852	178,174	181,562	185,015	188,536	192,125	195,784	199,515	203,318	207,196	213,711
Administration	476,009	571,322	3.00%	588,462	606,116	624,299	643,028	662,319	682,188	702,654	723,734	745,446	767,809	790,843	814,569	839,006
Maintenance and Operating	226,594	681,276	3.00%	701,714	722,766	744,449	766,782	789,786	813,479	837,884	863,020	888,911	915,578	943,045	971,337	1,000,477
Utilities	676,534	737,590	3.00%	759,718	782,509	805,985	830,164	855,069	880,721	907,143	934,357	962,388	991,259	1,020,997	1,051,627	1,083,176
Real estate taxes	275,941	293,998	3.00%	302,818	311,902	321,260	330,897	340,824	351,049	361,580	372,428	383,601	395,109	406,962	419,171	431,746
Hazard insurance	97,870	87,999	3.00%	90,639	93,358	96,159	99,044	102,015	105,075	108,228	111,475	114,819	118,263	121,811	125,466	129,229
Other 1 - Laundry	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-	-	-
Other 2 - Cable	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-	-	-
Other 3 - Other Mgmt	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Operating Expenses	1,858,781	2,539,528		2,611,746	2,688,244	2,767,002	2,848,089	2,931,574	3,017,528	3,106,024	3,197,138	3,290,948	3,387,533	3,486,977	3,589,365	3,697,345
Replacement reserve deposits	52,152	53,037	0.00%	53,037	57,600	57,600	57,600	57,600	57,600	57,600	57,600	57,600	57,600	57,600	57,600	57,600
Net Operating Inc. (NOI)	916,080	622,834		570,838	551,206	535,072	517,828	499,430	479,831	458,983	436,835	413,336	388,432	362,068	334,186	351,391

Projected Operations — Met-Paca II

Exhibit V.c.7.c

Scenario 3 - Sale at HAP Exp.

	Audited 2005	Audited 2006	Trending Rate	Trended 2007	Year 2 2008
Revenue					
Rent Used	**current**	**current**		**current**	**current**
Rent Trending Rate				2.00%	2.00%
Gross Potential Rent	2,831,048	3,000,238		3,060,243	3,121,448
Loss to Lease and concessions	-	-	0.00%	-	-
Gross Scheduled Rent	2,831,048	3,000,238		3,060,243	3,121,448
Vacancy Rate				5.0%	5.0%
Vacancy	(122,654)	(109,978)		(153,012)	(156,072)
Net Rental Revenue	**2,708,394**	**2,890,260**		**2,907,231**	**2,965,375**
Laundry income	0	0	1.00%	0	-
Commercial income	116,501	127,858	1.00%	129,137	130,428
Cable Income	0	0	1.00%	0	-
Other Income	2,118	197,281	1.00%	199,254	201,246
Total Revenue	**2,827,013**	**3,215,399**		**3,235,621**	**3,297,050**
Operating Expenses					
Management Fee 5.20%	105,833	167,343		168,395	171,592
Administration	476,009	571,322	3.00%	588,462	606,116
Maintenance and Operating	226,594	681,276	3.00%	701,714	722,766
Utilities	676,534	737,590	3.00%	759,718	782,509
Real estate taxes	275,941	293,998	3.00%	302,818	311,902
Hazard insurance	97,870	87,999	3.00%	90,639	93,358
Other 1 - Laundry	-	-	3.00%	-	-
Other 2 - Cable	-	-	3.00%	-	-
Other 3 - Other Mgmt	-	-	3.00%	-	-
Total Operating Expenses	1,858,781	2,539,528		2,611,746	2,688,244
Replacement reserve deposits	52,152	53,037	0.00%	53,037	53,037
Net Operating Inc. (NOI)	916,080	622,834		570,838	555,769

Cash Flow	**Met-Paca II**

Exhibit V.c.8.a

6/15/2007

Scenario 1 - Hold

		Audited 2005	Audited 2006	Trending Rate	Trended 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016 Year of Sale
Net Operating Inc. (NOI)		**916,080**	**622,834**		**570,838**	**555,769**	**539,635**	**522,391**	**503,993**	**484,394**	**463,546**	**441,398**	**417,899**	**392,995**
1st mortgage Debt Service		(486,159)	(486,159)		(486,159)	(486,159)	(486,159)	(486,159)	(486,159)	(486,159)	(486,159)	(486,159)	(486,159)	(486,159)
MIP		(18,269)	(17,079)		(15,804)	(14,436)	(12,969)	(11,396)	(9,710)	(7,902)	(5,962)	(3,883)	(1,653)	(272)
IRP Subsidy		306,614	305,424		304,148	302,780	301,314	299,741	298,054	296,246	294,307	292,228	289,998	288,616
CF after 1st		718,265	425,019		373,023	357,954	341,820	324,576	306,178	286,579	265,731	243,583	220,084	195,180
2nd mortgage Debt Service		0	0		0	0	0	0	0	0	0	0	0	0
Servicing Fees	0				0	0	0	0	0	0	0	0	0	0
Cash flow after debt service		**718,265**	**425,019**		**373,023**	**357,954**	**341,820**	**324,576**	**306,178**	**286,579**	**265,731**	**243,583**	**220,084**	**195,180**
M2M mortgage	100%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of M2M mortgage		**718,265**	**425,019**		**373,023**	**357,954**	**341,820**	**324,576**	**306,178**	**286,579**	**265,731**	**243,583**	**220,084**	**195,180**
Allowable Distribution		n/a	n/a		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Residual Receipts Deposit		-	-		-	-	-	-	-	-	-	-	-	-
Net Cash Flow		**718,265**	**425,019**		**373,023**	**357,954**	**341,820**	**324,576**	**306,178**	**286,579**	**265,731**	**243,583**	**220,084**	**195,180**
GP Operating Deficiency Obligation					-	-	-	-	-	-	-	-	-	-
Net Distributable Cash					**373,023**	**357,954**	**341,820**	**324,576**	**306,178**	**286,579**	**265,731**	**243,583**	**220,084**	**195,180**
GP Priority Distribution Obligation					0	0	0	0	0	0	0	0	0	0
LP Capital Contribution				LP	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of LP Capital Contribution					373,023	357,954	341,820	324,576	306,178	286,579	265,731	243,583	220,084	195,180
Distribution 2					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 2					373,023	357,954	341,820	324,576	306,178	286,579	265,731	243,583	220,084	195,180
Distribution 3					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 3					373,023	357,954	341,820	324,576	306,178	286,579	265,731	243,583	220,084	195,180
Distribution 4					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 4					373,023	357,954	341,820	324,576	306,178	286,579	265,731	243,583	220,084	195,180
Distribution 5					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 5					373,023	357,954	341,820	324,576	306,178	286,579	265,731	243,583	220,084	195,180
Distribution 6					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 6					373,023	357,954	341,820	324,576	306,178	286,579	265,731	243,583	220,084	195,180
Distribution 7					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 7					373,023	357,954	341,820	324,576	306,178	286,579	265,731	243,583	220,084	195,180
Total LP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Total GP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Seller Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of Seller Note		**718,265**	**425,019**		**373,023**	**357,954**	**341,820**	**324,576**	**306,178**	**286,579**	**265,731**	**243,583**	**220,084**	**195,180**
LP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of LP Note		**718,265**	**425,019**		**373,023**	**357,954**	**341,820**	**324,576**	**306,178**	**286,579**	**265,731**	**243,583**	**220,084**	**195,180**
GP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of GP Note		**718,265**	**425,019**		**373,023**	**357,954**	**341,820**	**324,576**	**306,178**	**286,579**	**265,731**	**243,583**	**220,084**	**195,180**
Net Available for Splits			**425,019**		**373,023**	**357,954**	**341,820**	**324,576**	**306,178**	**286,579**	**265,731**	**243,583**	**220,084**	**195,180**
LP Share	95%				354,372	340,056	324,729	308,347	290,869	272,250	252,444	231,404	209,080	185,421
GP Share	5%				18,651	17,898	17,091	16,229	15,309	14,329	13,287	12,179	11,004	9,759
TOTAL LP Cash Flow Distribution					**354,372**	**340,056**	**324,729**	**308,347**	**290,869**	**272,250**	**252,444**	**231,404**	**209,080**	**185,421**
TOTAL GP Cash Flow Distribution					**18,651**	**17,898**	**17,091**	**16,229**	**15,309**	**14,329**	**13,287**	**12,179**	**11,004**	**9,759**

Cash Flow	Met-Paca II

6/15/2007

Exhibit V.c.8.b

Scenario 1 - Hold

		Audited 2005	Audited 2006	Trending Rate	Trended 2007	Year 2 2008 Year of Refi	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018 Year of Sale
Net Operating Inc. (NOI)		**916,080**	**622,834**		**570,838**	**551,206**	**535,072**	**517,828**	**499,430**	**479,831**	**458,983**	**436,835**	**413,336**	**388,432**	**362,068**	**334,186**
1st mortgage Debt Service		(486,159)	(486,159)		(486,159)	(440,965)	(440,965)	(440,965)	(440,965)	(440,965)	(440,965)	(440,965)	(440,965)	(440,965)	(440,965)	(440,965)
MIP		(18,269)	(17,079)		(15,804)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
IRP Subsidy		306,614	305,424		304,148	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CF after 1st		718,265	425,019		373,023	110,241	94,107	76,863	58,465	38,866	18,018	(4,130)	(27,629)	(52,533)	(78,897)	(106,779)
2nd mortgage Debt Service		0	0		0	0	0	0	0	0	0	0	0	0	0	0
Servicing Fees	0				0	0	0	0	0	0	0	0	0	0	0	0
Cash flow after debt service		**718,265**	**425,019**		**373,023**	**110,241**	**94,107**	**76,863**	**58,465**	**38,866**	**18,018**	**(4,130)**	**(27,629)**	**(52,533)**	**(78,897)**	**(106,779)**
M2M mortgage	100%	-	-		-	-	-	-	-	-	-	-	-	-	-	-
CF net of M2M mortgage		**718,265**	**425,019**		**373,023**	**110,241**	**94,107**	**76,863**	**58,465**	**38,866**	**18,018**	**(4,130)**	**(27,629)**	**(52,533)**	**(78,897)**	**(106,779)**
Allowable Distribution		n/a	n/a		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Residual Receipts Deposit		-	-		-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Flow		**718,265**	**425,019**		**373,023**	**110,241**	**94,107**	**76,863**	**58,465**	**38,866**	**18,018**	**(4,130)**	**(27,629)**	**(52,533)**	**(78,897)**	**(106,779)**
GP Operating Deficiency Obligation					-	-	-	-	-	-	-	-	-	-	-	-
Net Distributable Cash					**373,023**	**110,241**	**94,107**	**76,863**	**58,465**	**38,866**	**18,018**	**(4,130)**	**(27,629)**	**(52,533)**	**(78,897)**	**(106,779)**
GP Priority Distribution Obligation					0	0	0	0	0	0	0	0	0	0	0	0
LP Capital Contribution				LP	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**4,130**	**27,629**	**52,533**	**78,897**	**106,779**
Net of LP Capital Contribution					373,023	110,241	94,107	76,863	58,465	38,866	18,018	0	0	0	0	0
Distribution 2					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 2					373,023	110,241	94,107	76,863	58,465	38,866	18,018	0	0	0	0	0
Distribution 3					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 3					373,023	110,241	94,107	76,863	58,465	38,866	18,018	0	0	0	0	0
Distribution 4					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 4					373,023	110,241	94,107	76,863	58,465	38,866	18,018	0	0	0	0	0
Distribution 5					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 5					373,023	110,241	94,107	76,863	58,465	38,866	18,018	0	0	0	0	0
Distribution 6					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 6					373,023	110,241	94,107	76,863	58,465	38,866	18,018	0	0	0	0	0
Distribution 7					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 7					373,023	110,241	94,107	76,863	58,465	38,866	18,018	0	0	0	0	0
Total LP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(4,130)**	**(27,629)**	**(52,533)**	**(78,897)**	**(106,779)**
Total GP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Seller Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-	-	-
CF net of Seller Note		**718,265**	**425,019**		**373,023**	**110,241**	**94,107**	**76,863**	**58,465**	**38,866**	**18,018**	**0**	**0**	**0**	**0**	**0**
LP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-	-	-
CF net of LP Note		**718,265**	**425,019**		**373,023**	**110,241**	**94,107**	**76,863**	**58,465**	**38,866**	**18,018**	**0**	**0**	**0**	**0**	**0**
GP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-	-	-
CF net of GP Note		**718,265**	**425,019**		**373,023**	**110,241**	**94,107**	**76,863**	**58,465**	**38,866**	**18,018**	**0**	**0**	**0**	**0**	**0**
Net Available for Splits			**425,019**		**373,023**	**110,241**	**94,107**	**76,863**	**58,465**	**38,866**	**18,018**	**0**	**0**	**0**	**0**	**0**
LP Share	95%				354,372	104,729	89,401	73,020	55,542	36,923	17,117	0	0	0	0	0
GP Share	5%				18,651	5,512	4,705	3,843	2,923	1,943	901	0	0	0	0	0
TOTAL LP Cash Flow Distribution					**354,372**	**104,729**	**89,401**	**73,020**	**55,542**	**36,923**	**17,117**	**(4,130)**	**(27,629)**	**(52,533)**	**(78,897)**	**(106,779)**
TOTAL GP Cash Flow Distribution					**18,651**	**5,512**	**4,705**	**3,843**	**2,923**	**1,943**	**901**	**0**	**0**	**0**	**0**	**0**

Cash Flow	**Met-Paca II**

Exhibit V.c.8.c

Scenario 3 - Sale at HAP Exp.

		Audited 2005	Audited 2006	Trending Rate	Trended 2007	Year 2 2008
Net Operating Inc. (NOI)		**916,080**	**622,834**		**570,838**	**555,769**
1st mortgage Debt Service		(486,159)	(486,159)		(486,159)	(486,159)
MIP		(18,269)	(17,079)		(15,804)	(14,436)
IRP Subsidy		306,614	305,424		304,148	302,780
CF after 1st		718,265	425,019		373,023	357,954
2nd mortgage Debt Service		0	0		0	0
Servicing Fees	0				0	0
Cash flow after debt service		**718,265**	**425,019**		**373,023**	**357,954**
M2M mortgage	100%	-	-		-	-
CF net of M2M mortgage		**718,265**	**425,019**		**373,023**	**357,954**
Allowable Distribution		n/a	n/a		n/a	n/a
Residual Receipts Deposit		-	-		-	-
Net Cash Flow		**718,265**	**425,019**		**373,023**	**357,954**
GP Operating Deficiency Obligation					-	-
Net Distributable Cash					**373,023**	**357,954**
GP Priority Distribution Obligation					0	0
LP Capital Contribution				LP	**0**	**0**
Net of LP Capital Contribution					373,023	357,954
Distribution 2					**0**	**0**
Net of Distribution 2					373,023	357,954
Distribution 3					**0**	**0**
Net of Distribution 3					373,023	357,954
Distribution 4					**0**	**0**
Net of Distribution 4					373,023	357,954
Distribution 5					**0**	**0**
Net of Distribution 5					373,023	357,954
Distribution 6					**0**	**0**
Net of Distribution 6					373,023	357,954
Distribution 7					**0**	**0**
Net of Distribution 7					373,023	357,954
Total LP Priority Payments					**0**	**0**
Total GP Priority Payments					**0**	**0**
Seller Note Payment	0%	-	-		-	-
CF net of Seller Note		**718,265**	**425,019**		**373,023**	**357,954**
LP Note Payment	0%	-	-		-	-
CF net of LP Note		**718,265**	**425,019**		**373,023**	**357,954**
GP Note Payment	0%	-	-		-	-
CF net of GP Note		**718,265**	**425,019**		**373,023**	**357,954**
Net Available for Splits			**425,019**		**373,023**	**357,954**
LP Share	95%				354,372	340,056
GP Share	5%				18,651	17,898
TOTAL LP Cash Flow Distribution					**354,372**	**340,056**
TOTAL GP Cash Flow Distribution					**18,651**	**17,898**

LP Benefit Schedule **Met-Paca II**

Scenario 1 Hold

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	354,372	340,056	324,729	308,347	290,869	272,250	252,444	231,404	209,080	185,421	0	0	**2,768,973**
Discount Factor	1.14	1.14	1.30	1.48	1.69	1.93	2.19	2.50	2.85	3.25	3.71	4.23	4.82	
Discounted Cash Flow	0	310,853	261,662	219,183	182,566	151,068	124,034	100,886	81,121	64,294	50,016	0	0	**1,545,683**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	5.12	5.94	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	5.12	5.94	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale														
Cash Flow	0	0	0	0	0	0	0	0	0	0	4,412,014	0	0	**4,412,014**
Discount Factor	1.18	1.18	1.39	1.64	1.94	2.29	2.70	3.19	3.76	4.44	5.23	6.18	7.29	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	842,979	0	0	**842,979**
Total Cash Flow	0	354,372	340,056	324,729	308,347	290,869	272,250	252,444	231,404	209,080	4,597,436	0	0	**7,180,987**
Total Discounted Cash Flow	0	310,853	261,662	219,183	182,566	151,068	124,034	100,886	81,121	64,294	892,995	0	0	**2,388,662**

LP Benefit Schedule **Met-Paca II**

Scenario 2 Refi

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	354,372	0	0	0	0	0	0	0	0	0	0	0	**354,372**
Discount Factor	1.14	1.14	1.30	1.48	1.69	1.93	2.19	2.50	2.85	3.25	3.71	4.23	4.82	
Discounted Cash Flow	0	310,853	0	0	0	0	0	0	0	0	0	0	0	**310,853**
Refi														
Cash Flow	0	0	839,373	0	0	0	0	0	0	0	0	0	0	**839,373**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	5.12	5.94	
Discounted Cash Flow	0	0	623,791	0	0	0	0	0	0	0	0	0	0	**623,791**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	104,729	89,401	73,020	55,542	36,923	17,117	(4,130)	(27,629)	(52,533)	(78,897)	(106,779)	**106,765**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	5.12	5.94	
Discounted Cash Flow	0	0	77,831	57,276	40,328	26,444	15,155	6,057	(1,260)	(7,265)	(11,908)	(15,418)	(17,988)	**169,251**
Sale														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	1,133,649	**1,133,649**
Discount Factor	1.18	1.18	1.39	1.64	1.94	2.29	2.70	3.19	3.76	4.44	5.23	6.18	7.29	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	155,559	**155,559**
Total Cash Flow	0	354,372	944,102	89,401	73,020	55,542	36,923	17,117	(4,130)	(27,629)	(52,533)	(78,897)	1,026,871	**2,434,159**
Total Discounted Cash Flow	0	310,853	701,622	57,276	40,328	26,444	15,155	6,057	(1,260)	(7,265)	(11,908)	(15,418)	137,571	**1,259,453**

LP Benefit Schedule **Met-Paca II**

Scenario 3 Sale at HAP Exp.

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	354,372	340,056	324,729	0	0	0	0	0	0	0	0	0	**1,019,157**
Discount Factor	1.14	1.14	1.30	1.48	1.69	1.93	2.19	2.50	2.85	3.25	3.71	4.23	4.82	
Discounted Cash Flow	0	310,853	261,662	219,183	0	0	0	0	0	0	0	0	0	**791,698**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	5.12	5.94	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	5.12	5.94	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale														
Cash Flow	0	0	0	4,305,211	0	0	0	0	0	0	0	0	0	**4,305,211**
Discount Factor	1.18	1.18	1.39	1.64	1.94	2.29	2.70	3.19	3.76	4.44	5.23	6.18	7.29	
Discounted Cash Flow	0	0	0	2,620,284	0	0	0	0	0	0	0	0	0	**2,620,284**
Total Cash Flow	0	354,372	340,056	4,629,939	0	0	0	0	0	0	0	0	0	**5,324,368**
Total Discounted Cash Flow	0	310,853	261,662	2,839,467	0	0	0	0	0	0	0	0	0	**3,411,982**

Exhibit V.c.10

GP Benefit Schedule **Met-Paca II**

Scenario 1 Hold

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	18,651	17,898	17,091	16,229	15,309	14,329	13,287	12,179	11,004	9,759	0	0	**145,735**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	3.15	3.50	
Discounted Cash Flow	0	16,803	14,526	12,497	10,690	9,085	7,661	6,400	5,285	4,302	3,437	0	0	**90,685**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale														
Cash Flow	0	0	0	0	0	0	0	0	0	0	3,192,464	0	0	**3,192,464**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	789,128	0	0	**789,128**
Total Cash Flow	0	18,651	17,898	17,091	16,229	15,309	14,329	13,287	12,179	11,004	3,202,223	0	0	**3,338,200**
Total Discounted Cash Flow	0	16,803	14,526	12,497	10,690	9,085	7,661	6,400	5,285	4,302	792,565	0	0	**879,814**

GP Benefit Schedule **Met-Paca II**

Scenario 2 Refi

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	18,651	0	0	0	0	0	0	0	0	0	0	0	**18,651**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	3.15	3.50	
Discounted Cash Flow	0	16,803	0	0	0	0	0	0	0	0	0	0	0	**16,803**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	5,512	4,705	3,843	2,923	1,943	901	0	0	0	0	0	**19,828**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	4,317	3,261	2,357	1,587	933	383	0	0	0	0	0	**12,838**
Sale														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	753,472	**753,472**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	140,829	**140,829**
Total Cash Flow	0	18,651	5,512	4,705	3,843	2,923	1,943	901	0	0	0	0	753,472	**791,951**
Total Discounted Cash Flow	0	16,803	4,317	3,261	2,357	1,587	933	383	0	0	0	0	140,829	**170,470**

GP Benefit Schedule **Met-Paca II**

Scenario 3 Sale at HAP Exp.

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	18,651	17,898	17,091	0	0	0	0	0	0	0	0	0	**53,640**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	3.15	3.50	
Discounted Cash Flow	0	16,803	14,526	12,497	0	0	0	0	0	0	0	0	0	**43,826**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale														
Cash Flow	0	0	0	3,085,661	0	0	0	0	0	0	0	0	0	**3,085,661**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	2,028,872	0	0	0	0	0	0	0	0	0	**2,028,872**
Total Cash Flow	0	18,651	17,898	3,102,752	0	0	0	0	0	0	0	0	0	**3,139,301**
Total Discounted Cash Flow	0	16,803	14,526	2,041,369	0	0	0	0	0	0	0	0	0	**2,072,698**

Valuation Summary — Norway

Exhibit V.d.1

	Scenario 1 Hold	Scenario 2 Hold with new Dip	Scenario 3 Unused
LP	1,904,365	2,096,271	0
GP	2,651,719	2,858,938	0
Total	4,556,084	4,955,209	0

Highest NPV: Scenario 2 - Hold with new Dip

Property Information a. — Norway

06/15/07

Exhibit V.d.2

Basic Information		
Name of Property	*Norway*	
Name of Local Partnership	*Norway Housing Associates*	
Address	*30 Hemenway St*	
City	*Boston*	
State	*MA*	
HUD ID#		
HFA ID#	*73-029-K*	
Type of HUD mortgage	*MHFA*	
Is property a 236? ("yes" or "no", do not leave blank)		*no*
Old Reg or New Reg? ("old" or "new")		
Family, elderly or mixed?		
HAP administered by HUD or HFA?		
Date acquired		
Acquisition price		
Short property name for Fund Model		*Norway*

Subsidy/regulatory information		
Total number of apartments		136
Is there a Section 8 contract?		*yes*
Percent Section 8		88%
If Section 8, date contract expires		*04/01/16*
Amt. Of limited dividend	"none" if unlimited	*31,922*
Last year's cash distribution		
Balance in residual receipts	blank if "n/a"	
Balance in replacement reserve	"	*115,336*
Line 1 Part B HUD 93486 "Surplus Cash"	"	
Accrued but unpaid dividends	"	
Distribute splits in sale year? ("yes" or "no")		*yes*
Recap ID Number (Recap to Provide)		

Rents

Bedrooms	Apartments of this type	Number with Assistance	Number without Assistance		Contract Rents	Utility Allowance	Section 8 FMR	Comparable Market	Other Current Rents	LIHTC 60% rents	Current rents (blended)
				Effective Year:	***2006***				*market*		
0	*14*	*14*	0		*1,203*		*1,097*	*1,203*			*1,203*
1	*91*	*86*	5		*1,351*		*1,164*	*1,351*	*1,362*		*1,351*
2	*28*	*17*	11		*1,526*		*1,366*	*1,526*	*1,531*		*1,528*
3	*3*	*3*	0		*1,550*		*1,634*	*1,550*			*1,550*
4			0				*1,795*				*0*
Total	**136**	**120**	**16**		**187,122**	**0**	**164,432**	**187,122**	**166,815**	**0**	**187,237**
	Averages	88.2%			**1,376**	**0**	**1,209**	**1,376**	**1,227**	**0**	**1,377**
(*) Market comparable rent study: source						**Year:**					

Income

		2005 Audited	2006 Unaudited	2007 Budgeted	Rent Schedule
Gross Potential Rent		*2,186,725*	*2,233,443*	*2,287,287*	2,246,844
Loss to Lease and concessions					
Gross scheduled Rent		2,186,725	2,233,443	2,287,287	
Vacancy	*0.00%*		*(15,906)*	*(17,556)*	*0.77%*
Net rental income		**2,186,725**	**2,217,537**	**2,269,731**	
Laundry income			*8,515*	*8,868*	
Commercial income					
Cable Income					
Other Income		*68,317*	*44,115*	*45,570*	
Subtotal other income		**68,317**	**52,630**	**54,438**	
Eff. Gross Income		**2,255,042**	**2,270,167**	**2,324,169**	

Expenses

	Year of data	2005 Audited	2006 Unaudited	2007 Budgeted	Per apt
Management Fee		83,691	90,147	91,491	673
Administration		107,829	213,026	216,087	1,589
Maintenance and Operating		580,990	307,821	304,621	2,240
Utilities		286,501	353,387	355,557	2,614
Real estate taxes		178,869	147,122	140,488	1,033
Hazard insurance		33,978	22,968	24,617	181
Other 1 -	*Laundry*				0
Other 2 -	*Cable*				0
Other 3 -	*Other Mgmt*				0
Replacement reserve deposits		48,507	52,407	55,583	409
Total Operating Expenses		**1,320,365**	**1,186,878**	**1,188,444**	**8,739**
Net Operating Income		**934,677**	**1,083,289**	**1,135,725**	**8,351**

Property Information b. Norway

06/15/07

Exhibit V.d.3

Financing and Debt Service

	Aggregate Balance	Date of Balances	Accrued Interest Balance	Interest rate	Compound or simple	% of cash flow to pay note	Maturity Date	% Prepayment Fee	2005 Payment	Months remaining	Monthly P & I	Monthly P & I **OVERRIDE**
1st mortgage	*1,734,196*	*12/31/05*		*7.90%*			*03/01/17*			134.00	$19,522	21,069
2nd mortgage	*3,956,517*	*12/31/05*		*5.50%*		100.00%	*07/01/11*			66.00	$69,607	
M2M mortgage						*100.00%*						
Seller Note												
LP Note												
GP Note												
											Servicing Fees	
Total Balances	**$5,690,713**	**MIP % on 1st Mortgage**				**Annual IRP Subsidy**					**Annual Debt Service**	*$1,088,111*

Ownership Information

Name of Local General Partner (for-profit, nonprofit)	*Wingate Development & Pilgram Management*	Company address	
Name of Limited Partner (individual, fund)	*UF 1974*	Company City	
Does the GP control the LP?	*No*	Company State	
Management Agent (Is the manager affiliated with GP?)	*Wingate Management (Yes)*	Company Zip	
Number of Properties/Units in Portfolio		Company Fax/Website	

Priortity Distributions		Annual Payment	Increase	Recipient	Accrued Balance	Accrues y/n ?
1	Incentive Management Fee	*$31,922*		*gp*	*$0*	*n*
2	LP Return	*$0*		*lp*	*$0*	
3	GP Return	*$0*		*gp*	*$0*	
4	Distribution 4					
5	Distribution 5					
6	Distribution 6					
7	Distribution 7					

	GP	LP
Divide remaining portion	*5%*	*95%*

GP Loan Priority Number

GP obligation to fund Op Ex deficits
GP funds priority distribution deficits
no

Transaction Distributions	Priority # above	Payment	Recipient
LP Reurn of Capital	*2*		*LP*
GP Return of Capital	*3*		*GP*

	GP	LP
Divide remaining portion	*50%*	*50%*

Assumptions — Norway

6/15/2007

Exhibit V.d.4

Scenario 1	Hold	Year 1	2007
Scenario 2	Hold with new Dip		
Scenario 3	Unused		

Potential Activity

	Scenario 1 Hold	Scenario 2 Hold with new Dip	Scenario 3 Unused
Refi	no	no	no
Year of Refi (leave blank if no refi)			
MUM	no	no	no
Tax Abatement	no	no	no

Permanent Loan Terms

	Scenario 1 Hold	Scenario 2 Hold with new Dip	Scenario 3 Unused
Interest Rate	6.500%	6.500%	6.500%
Amort Years	25	25	25
Annual DS constant	8.10%	8.10%	8.10%
DSC Ratio	125%	125%	125%
LTV	80%	80%	80%
Cap Rate	6.00%	5.00%	6.00%

Future Sale Terms

	Scenario 1 Hold	Scenario 2 Hold with new Dip	Scenario 3 Unused
Year of future sale	2016	2016	2006
Cap rate used at sale	6.00%	6.00%	5.00%
Fee percentage	3.00%	3.00%	3.00%
Closing costs - sale	40,000	40,000	40,000

Note: 1st Mortgage maturity date is: 03/01/17

Other Assumptions

	Scenario 1 Hold	Scenario 2 Hold with new Dip	Scenario 3 Unused
Vacancy rate (current)	2.00%	2.00%	2.00%
Vacancy Rate (post sale)	5.00%	5.00%	5.00%
Loss to Lease percentage	0.00%	0.00%	0.00%
Management fee percentage (current	3.94%	3.94%	3.94%
Management fee percentage (post sa	3.94%	3.94%	3.94%
Closing costs - refi	20,000	20,000	20,000
Adjust Yr 1 OpEx (discretionary items	100.00%	100.00%	100.00%
Owner Percent of Resid. Receipts	50.00%	50.00%	50.00%
Loan Fee	2.50%	2.50%	2.50%
Months of DS reserves	6	6	6
Annual RR deposit per unit	300	300	300
Grant Amount	0	0	0

Rehab Amounts

	Scenario 1 Hold	Scenario 2 Hold with new Dip	Scenario 3 Unused
Rehab Per Unit	0	10,000	0
Rehab Trending Rate	0.00%	3.00%	0.00%
Rehab at Refinancing?	0	yes	0

Distribution and Capital Discount Factors

Bifurcation Discou 1.00%

	Scenario 1 Hold	Scenario 2 Hold with new Dip	Scenario 3 Unused
LP Splits			
Ordinary Distrib. - Pre-Discont.	14.00%	14.00%	14.00%
Ordinary Distrib. - Post-Discont.	16.00%	16.00%	16.00%
Refi	16.00%	16.00%	16.00%
Sale	18.00%	18.00%	18.00%
GP Splits			
Ordinary Distrib. - Pre-Discont.	11.00%	11.00%	11.00%
Ordinary Distrib. - Post-Discont.	13.00%	13.00%	13.00%
Refi	13.00%	13.00%	13.00%
Sale	15.00%	15.00%	15.00%

Income Trending Assumptions

Contract Rent Growth	2.00%
Market Rent Growth	2.00%
Laundry income	1.00%
Commercial income	1.00%
Cable Income	1.00%
Other Income	1.00%

Expense Trending Assumptions

Administration	3.00%
Maintenance & Operating	3.00%
Utilities	3.00%
Real estate taxes	3.00%
Hazard insurance	3.00%
Other Expense 1	3.00%
Other Expense 2	3.00%
Other Expense 3	3.00%
Replacement Reserves	3.00%

Sale | Norway

Exhibit V.d.6

Sale	**Norway**		**Sale**	**Norway**	
Scenario 1 Hold			**Scenario 2 Hold with new Dip**		
Year of Sale	**2016**	(12/31/2016)	**Year of Sale**	**2016**	(12/31/2016)
NOI in 2017	**1,131,502**		**NOI in 2017**	**1,131,502**	
Cap Rate	6.000%		Cap Rate	6.000%	
Market Value	**18,858,368**		**Market Value**	**18,858,368**	
Fees (3.00%)	(565,751)		Fees (3.00%)	(565,751)	
Closing costs	(40,000)		Closing costs	(40,000)	
Replacement reserves	115,336		Replacement reserves	115,336	
Refi Debt Service Reserves	0		Refi Debt Service Reserves	0	
Share of residual receipts	1,566,315		Share of residual receipts	0	
Proceeds net of fees	**19,934,268**		**Proceeds net of fees**	**18,367,953**	
Payment of 1st mortgage	0		Payment of 1st mortgage	0	
Prepayment fee for 1st mortgage	0		Prepayment fee for 1st mortgage	0	
Payment of 2nd mortgage	0		Payment of 2nd mortgage	0	
Prepayment Fee for 2nd mortgage	0		Prepayment Fee for 2nd mortgage	0	
Proceeds net of loan repayments	**19,934,268**		**Proceeds net of loan repayments**	**18,367,953**	
Payment of M2M mortgage	0		Payment of M2M mortgage	0	
Proceeds net of M2M mortgage	**19,934,268**		**Proceeds net of M2M mortgage**	**18,367,953**	
Payment of Seller Note	0		Payment of Seller Note	0	
Proceeds net of Seller Note	**19,934,268**		**Proceeds net of Seller Note**	**18,367,953**	
Payment of LP Note	0		Payment of LP Note	0	
Payment of GP Note	0		Payment of GP Note	0	
Cash Availible for Priority Distributi	**19,934,268**		**Net proceeds available for sharing**	**18,367,953**	
Priority payments to the LP	0		Priority payments to the LP	0	
Priority Payments to the GP	0		Priority Payments to the GP	0	
Net available to Partnership	**19,934,268**		**Net available to Partnership**	**18,367,953**	
LP return of Capital	0		LP return of Capital	0	
Net of LP return of capital	**19,934,268**		**Net of LP return of capital**	**18,367,953**	
GP return of Capital	0		GP return of Capital	0	
Net of GP return of capital	**19,934,268**		**Net of GP return of capital**	**18,367,953**	
LP share 50%	9,967,134		LP share 50%	9,183,977	
GP share 50%	9,967,134		GP share 50%	9,183,977	
TOTAL LP	**9,967,134**		**TOTAL LP**	**9,183,977**	
TOTAL GP	**9,967,134**		**TOTAL GP**	**9,183,977**	

New Dip Loan

Exhibit V.d.supplemental

Loan terms

Refi Year	2012
NOI in 2012	1,160,714
Interest Rate	*5.50%*
Amortization	*5* yrs

Loan sizing

Year		2012	2013	2014	2015	2016	**Total**
Income		2,532,058	2,582,127	2,633,191	2,685,271	2,738,387	
Expenses		(1,306,908)	(1,345,096)	(1,384,409)	(1,424,882)	(1,466,548)	
Replacement reserves		(64,436)	(66,369)	(68,360)	(70,411)	(72,523)	
Current Debt Service		(704,042)	(252,828)	(252,828)	(231,759)	-	
Limited dividend		(31,922)	(31,922)	(31,922)	(31,922)	(31,922)	
Cash above LD		424,750	885,912	895,672	926,297	1,167,394	
Discount factor at	*5.500%*	1.06	1.11	1.17	1.24	1.31	
Debt service on 2nd mtg		402,606	795,950	762,766	747,723	893,213	**3,602,258**
Verify debt service coverage							
Total debt service		1,106,648	1,048,778	1,015,594	979,482	893,213	
NOI		1,160,714	1,170,662	1,180,422	1,189,978	1,199,316	
Coverage		1.05	1.12	1.16	1.21	1.34	

Gross Proceeds			
New 2nd Mortgage			3,602,258
Residual receipts			-
Replacement reserves			-
Total sources			**3,602,258**
Deductions from Gross Proceeds			
Financing fee		*2.00%*	72,045
IDRR at	*1,500*	per unit	55,500
Processing fee/overhead		*5.00%*	180,113
Subtotal			**307,658**
Distribution of Proceeds			
Proceeds net of deductions			3,294,600
MassHousing share		*52.00%*	1,713,192
Owner share		*48.00%*	1,581,408
Transaction costs paid by owner			
Legal			1,500
Accounting			1,500
Consulting		*5%*	79,070
Total transaction costs			**82,070**
Owner net proceeds			**1,499,338**
LP share	50%		749,669
GP share	50%		749,669

Projected Operations	Norway

6/15/2007

Exhibit V.d.7.a

Scenario 1 - Hold

	Audited 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016 Year of Sale	Year 11 2017
Revenue														
Rent Used	current	current		current	current	current	current	current	current	current	current	current	current	market
Rent Trending Rate				2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Gross Potential Rent	2,186,725	2,233,443		2,287,287	2,333,033	2,379,693	2,427,287	2,475,833	2,525,350	2,575,857	2,627,374	2,679,921	2,733,520	2,791,957
Loss to Lease and concessions	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	-
Gross Scheduled Rent	2,186,725	2,233,443		2,287,287	2,333,033	2,379,693	2,427,287	2,475,833	2,525,350	2,575,857	2,627,374	2,679,921	2,733,520	2,791,957
Vacancy Rate				0.8%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	5.0%
Vacancy	-	(15,906)		(17,556)	(46,661)	(47,594)	(48,546)	(49,517)	(50,507)	(51,517)	(52,547)	(53,598)	(54,670)	(139,598)
Net Rental Revenue	**2,186,725**	**2,217,537**		**2,269,731**	**2,286,372**	**2,332,100**	**2,378,742**	**2,426,316**	**2,474,843**	**2,524,340**	**2,574,826**	**2,626,323**	**2,678,849**	**2,652,359**
Laundry income	0	8,515	1.00%	8,868	8,957	9,046	9,137	9,228	9,320	9,414	9,508	9,603	9,699	9,796
Commercial income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-
Cable Income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-
Other Income	68,317	44,115	1.00%	45,570	46,026	46,486	46,951	47,420	47,895	48,373	48,857	49,346	49,839	50,338
Total Revenue	**2,255,042**	**2,270,167**		**2,324,169**	**2,341,354**	**2,387,632**	**2,434,829**	**2,482,965**	**2,532,058**	**2,582,127**	**2,633,191**	**2,685,271**	**2,738,387**	**2,712,493**
Operating Expenses														
Management Fee 3.94%	83,691	90,147		91,491	92,168	93,989	95,847	97,742	99,675	101,646	103,656	105,706	107,797	106,777
Administration	107,829	213,026	3.00%	216,087	222,570	229,247	236,124	243,208	250,504	258,019	265,760	273,733	281,945	290,403
Maintenance and Operating	580,990	307,821	3.00%	304,621	313,760	323,172	332,868	342,854	353,139	363,733	374,645	385,885	397,461	409,385
Utilities	286,501	353,387	3.00%	355,557	366,224	377,210	388,527	400,183	412,188	424,554	437,290	450,409	463,921	477,839
Real estate taxes	178,869	147,122	3.00%	140,488	144,703	149,044	153,515	158,120	162,864	167,750	172,783	177,966	183,305	188,804
Hazard insurance	33,978	22,968	3.00%	24,617	25,356	26,116	26,900	27,707	28,538	29,394	30,276	31,184	32,120	33,083
Other 1 - Laundry	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-
Other 2 - Cable	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-
Other 3 - Other Mgmt	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-
Total Operating Expenses	1,271,858	1,134,471		1,132,861	1,164,779	1,198,779	1,233,780	1,269,813	1,306,908	1,345,096	1,384,409	1,424,882	1,466,548	1,506,292
Replacement reserve deposits	48,507	52,407	3.00%	55,583	57,250	58,968	60,737	62,559	64,436	66,369	68,360	70,411	72,523	74,699
Net Operating Inc. (NOI)	934,677	1,083,289		1,135,725	1,119,325	1,129,885	1,140,312	1,150,592	1,160,714	1,170,662	1,180,422	1,189,978	1,199,316	1,131,502

Projected Operations **Norway** *6/15/2007*

Exhibit V.d.7.b

Scenario 2 - Hold with new Dip

	Audited 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016 Year of Sale	Year 11 2017
Revenue														
Rent Used	current	current		current	current	current	current	current	current	current	current	current	current	market
Rent Trending Rate				2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Gross Potential Rent	2,186,725	2,233,443		2,287,287	2,333,033	2,379,693	2,427,287	2,475,833	2,525,350	2,575,857	2,627,374	2,679,921	2,733,520	2,791,957
Loss to Lease and concessions	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	-
Gross Scheduled Rent	2,186,725	2,233,443		2,287,287	2,333,033	2,379,693	2,427,287	2,475,833	2,525,350	2,575,857	2,627,374	2,679,921	2,733,520	2,791,957
Vacancy Rate				0.8%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	5.0%
Vacancy	-	(15,906)		(17,556)	(46,661)	(47,594)	(48,546)	(49,517)	(50,507)	(51,517)	(52,547)	(53,598)	(54,670)	(139,598)
Net Rental Revenue	**2,186,725**	**2,217,537**		**2,269,731**	**2,286,372**	**2,332,100**	**2,378,742**	**2,426,316**	**2,474,843**	**2,524,340**	**2,574,826**	**2,626,323**	**2,678,849**	**2,652,359**
Laundry income	0	8,515	1.00%	8,868	8,957	9,046	9,137	9,228	9,320	9,414	9,508	9,603	9,699	9,796
Commercial income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-
Cable Income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-
Other Income	68,317	44,115	1.00%	45,570	46,026	46,486	46,951	47,420	47,895	48,373	48,857	49,346	49,839	50,338
Total Revenue	**2,255,042**	**2,270,167**		**2,324,169**	**2,341,354**	**2,387,632**	**2,434,829**	**2,482,965**	**2,532,058**	**2,582,127**	**2,633,191**	**2,685,271**	**2,738,387**	**2,712,493**
Operating Expenses														
Management Fee 3.94%	83,691	90,147		91,491	92,168	93,989	95,847	97,742	99,675	101,646	103,656	105,706	107,797	106,777
Administration	107,829	213,026	3.00%	216,087	222,570	229,247	236,124	243,208	250,504	258,019	265,760	273,733	281,945	290,403
Maintenance and Operating	580,990	307,821	3.00%	304,621	313,760	323,172	332,868	342,854	353,139	363,733	374,645	385,885	397,461	409,385
Utilities	286,501	353,387	3.00%	355,557	366,224	377,210	388,527	400,183	412,188	424,554	437,290	450,409	463,921	477,839
Real estate taxes	178,869	147,122	3.00%	140,488	144,703	149,044	153,515	158,120	162,864	167,750	172,783	177,966	183,305	188,804
Hazard insurance	33,978	22,968	3.00%	24,617	25,356	26,116	26,900	27,707	28,538	29,394	30,276	31,184	32,120	33,083
Other 1 - Laundry	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-
Other 2 - Cable	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-
Other 3 - Other Mgmt	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-
Total Operating Expenses	1,271,858	1,134,471		1,132,861	1,164,779	1,198,779	1,233,780	1,269,813	1,306,908	1,345,096	1,384,409	1,424,882	1,466,548	1,506,292
Replacement reserve deposits	48,507	52,407	3.00%	55,583	57,250	58,968	60,737	62,559	64,436	66,369	68,360	70,411	72,523	74,699
Net Operating Inc. (NOI)	934,677	1,083,289		1,135,725	1,119,325	1,129,885	1,140,312	1,150,592	1,160,714	1,170,662	1,180,422	1,189,978	1,199,316	1,131,502

Cash Flow **Norway**

6/15/2007

Exhibit V.d.8.a

Scenario 1 - Hold

		Audited 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016 Year of Sale
Net Operating Inc. (NOI)		**934,677**	**1,083,289**		**1,135,725**	**1,119,325**	**1,129,885**	**1,140,312**	**1,150,592**	**1,160,714**	**1,170,662**	**1,180,422**	**1,189,978**	**1,199,316**
1st mortgage Debt Service		(252,828)	(252,828)		(252,828)	(252,828)	(252,828)	(252,828)	(252,828)	(252,828)	(252,828)	(252,828)	(231,759)	0
MIP		0	0		0	0	0	0	0	0	0	0	0	0
IRP Subsidy		n/a	n/a		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CF after 1st		681,849	830,461		882,897	866,497	877,057	887,484	897,764	907,886	917,834	927,594	958,219	1,199,316
2nd mortgage Debt Service		(739,911)	(767,700)		(850,975)	(834,575)	(845,135)	(855,562)	(865,842)	(451,214)	0	0	0	0
Servicing Fees	0				0	0	0	0	0	0	0	0	0	0
Cash flow after debt service		**(58,062)**	**62,761**		**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**456,672**	**917,834**	**927,594**	**958,219**	**1,199,316**
M2M mortgage	100%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of M2M mortgage		**(58,062)**	**62,761**		**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**456,672**	**917,834**	**927,594**	**958,219**	**1,199,316**
Allowable Distribution		31,922	0		31,922	31,922	31,922	31,922	31,922	31,922	31,922	31,922	31,922	31,922
Residual Receipts Deposit		-	62,761		-	-	-	-	-	424,750	885,912	895,672	926,297	1,167,394
Net Cash Flow		**0**	**0**		**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**
GP Operating Deficiency Obligation					-	-	-	-	-	-	-	-	-	-
Net Distributable Cash					**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**
GP Priority Distribution Obligation					0	0	0	0	0	0	0	0	0	0
Incentive Management Fee				gp	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**
Net of Incentive Management Fee					0	0	0	0	0	0	0	0	0	0
LP Return				lp	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of LP Return					0	0	0	0	0	0	0	0	0	0
GP Return				gp	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of GP Return					0	0	0	0	0	0	0	0	0	0
Distribution 4					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 4					0	0	0	0	0	0	0	0	0	0
Distribution 5					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 5					0	0	0	0	0	0	0	0	0	0
Distribution 6					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 6					0	0	0	0	0	0	0	0	0	0
Distribution 7					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 7					0	0	0	0	0	0	0	0	0	0
Total LP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Total GP Priority Payments					**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**
Seller Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of Seller Note		**0**	**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
LP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of LP Note		**0**	**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
GP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of GP Note		**0**	**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net Available for Splits			**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
LP Share	95%				0	0	0	0	0	0	0	0	0	0
GP Share	5%				0	0	0	0	0	0	0	0	0	0
TOTAL LP Cash Flow Distribution					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL GP Cash Flow Distribution					**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**

Cash Flow	**Norway**

6/15/2007

Exhibit V.d.8.b

Scenario 2 - Hold with new Dip

		Audited 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016 Year of Sale
Net Operating Inc. (NOI)					**1,135,725**	**1,119,325**	**1,129,885**	**1,140,312**	**1,150,592**	**1,160,714**	**1,170,662**	**1,180,422**	**1,189,978**	**1,199,316**
1st mortgage Debt Service					(252,828)	(252,828)	(252,828)	(252,828)	(252,828)	(252,828)	(252,828)	(252,828)	(231,759)	0
MIP					0	0	0	0	0	0	0	0	0	0
IRP Subsidy					n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CF after 1st					882,897	866,497	877,057	887,484	897,764	907,886	917,834	927,594	958,219	1,199,316
2nd mortgage Debt Service					(850,975)	(834,575)	(845,135)	(855,562)	(865,842)	(451,214)	0	0	0	0
New DIP Loan					0	0	0	0	0	(424,750)	(885,912)	(895,672)	(926,297)	(1,167,394)
Cash flow after debt service					**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**
M2M mortgage	100%				-	-	-	-	-	-	-	-	-	-
CF net of M2M mortgage					**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**
Allowable Distribution					31,922	31,922	31,922	31,922	31,922	31,922	31,922	31,922	31,922	31,922
Residual Receipts Deposit					-	-	-	-	-	-	-	-	-	-
Net Cash Flow					**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**31,922**
New DIP Loan Proceeds					-	-	-	-	-	1,499,338	-	-	-	-
Net Distributable Cash					**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**1,531,259**	**31,922**	**31,922**	**31,922**	**31,922**
GP Priority Distribution Obligation					0	0	0	0	0	0	0	0	0	0
Incentive Management Fee				gp	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**	**(31,922)**
Net of Incentive Management Fee					0	0	0	0	0	1,499,337	0	0	0	0
LP DIP Proceeds				lp	**0**	**0**	**0**	**0**	**0**	**(749,669)**	**0**	**0**	**0**	**0**
Net of LP DIP Proceeds					0	0	0	0	0	749,669	0	0	0	0
GP DIP Proceeds				gp	**0**	**0**	**0**	**0**	**0**	**(749,669)**	**0**	**0**	**0**	**0**
Net of GP DIP Proceeds					0	0	0	0	0	0	0	0	0	0
Distribution 4					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 4					0	0	0	0	0	0	0	0	0	0
Distribution 5					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 5					0	0	0	0	0	0	0	0	0	0
Distribution 6					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 6					0	0	0	0	0	0	0	0	0	0
Distribution 7					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 7					0	0	0	0	0	0	0	0	0	0
Total LP Priority Payments					**0**	**0**	**0**	**0**	**0**	**749,669**	**0**	**0**	**0**	**0**
Total GP Priority Payments					**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**781,591**	**31,922**	**31,922**	**31,922**	**31,922**
Seller Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of Seller Note		**0**	**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
LP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of LP Note		**0**	**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
GP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of GP Note		**0**	**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net Available for Splits			**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
LP Share	95%				0	0	0	0	0	0	0	0	0	0
GP Share	5%				0	0	0	0	0	0	0	0	0	0
TOTAL LP Cash Flow Distribution					**0**	**0**	**0**	**0**	**0**	**749,669**	**0**	**0**	**0**	**0**
TOTAL GP Cash Flow Distribution					**31,922**	**31,922**	**31,922**	**31,922**	**31,922**	**781,591**	**31,922**	**31,922**	**31,922**	**31,922**

LP Benefit Schedule **Norway**

Scenario 1 Hold

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Totals
Ordinary Distrib. - Pre-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.14	1.14	1.30	1.48	1.69	1.93	2.19	2.50	2.85	3.25	3.71	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Refi												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale												
Cash Flow	0	0	0	0	0	0	0	0	0	0	9,967,134	**9,967,134**
Discount Factor	1.18	1.18	1.39	1.64	1.94	2.29	2.70	3.19	3.76	4.44	5.23	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	1,904,365	**1,904,365**
Total Cash Flow	0	0	0	0	0	0	0	0	0	0	9,967,134	**9,967,134**
Total Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	1,904,365	**1,904,365**

LP Benefit Schedule **Norway**

Scenario 2 Hold with new Dip

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Totals
Ordinary Distrib. - Pre-Discont.												
Cash Flow	0	0	0	0	0	0	749,669	0	0	0	0	**749,669**
Discount Factor	1.14	1.14	1.30	1.48	1.69	1.93	2.19	2.50	2.85	3.25	3.71	
Discounted Cash Flow	0	0	0	0	0	0	341,539	0	0	0	0	**341,539**
Refi												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale												
Cash Flow	0	0	0	0	0	0	0	0	0	0	9,183,977	**9,183,977**
Discount Factor	1.18	1.18	1.39	1.64	1.94	2.29	2.70	3.19	3.76	4.44	5.23	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	1,754,732	**1,754,732**
Total Cash Flow	0	0	0	0	0	0	749,669	0	0	0	9,183,977	**9,933,645**
Total Discounted Cash Flow	0	0	0	0	0	0	341,539	0	0	0	1,754,732	**2,096,271**

Exhibit V.d.10

GP Benefit Schedule **Norway**

Scenario 1 **Hold**

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Totals
Ordinary Distrib. - Pre-Discont.												
Cash Flow	0	31,922	31,922	31,922	31,922	31,922	31,922	31,922	31,922	31,922	31,922	**319,220**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	
Discounted Cash Flow	0	28,759	25,909	23,341	21,028	18,944	17,067	15,375	13,852	12,479	11,242	**187,996**
Refi												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale												
Cash Flow	0	0	0	0	0	0	0	0	0	0	9,967,134	**9,967,134**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	2,463,723	**2,463,723**
Total Cash Flow	0	31,922	31,922	31,922	31,922	31,922	31,922	31,922	31,922	31,922	9,999,056	**10,286,354**
Total Discounted Cash Flow	0	28,759	25,909	23,341	21,028	18,944	17,067	15,375	13,852	12,479	2,474,966	**2,651,719**

GP Benefit Schedule **Norway**

Scenario 2 **Hold with new Dip**

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Totals
Ordinary Distrib. - Pre-Discont.												
Cash Flow	0	31,922	31,922	31,922	31,922	31,922	781,591	31,922	31,922	31,922	31,922	**1,068,889**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	
Discounted Cash Flow	0	28,759	25,909	23,341	21,028	18,944	417,870	15,375	13,852	12,479	11,242	**588,800**
Refi												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale												
Cash Flow	0	0	0	0	0	0	0	0	0	0	9,183,977	**9,183,977**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	2,270,139	**2,270,139**
Total Cash Flow	0	31,922	31,922	31,922	31,922	31,922	781,591	31,922	31,922	31,922	9,215,899	**10,252,865**
Total Discounted Cash Flow	0	28,759	25,909	23,341	21,028	18,944	417,870	15,375	13,852	12,479	2,281,381	**2,858,938**

Valuation Summary — Southern Blvd II

Exhibit V.e.1

	Scenario 1 Hold	Scenario 2 Unused	Scenario 3 Based on Appraisal
LP	1,063,810	0	1,366,966
GP	1,376,276	0	1,402,626
Total	2,440,086	0	2,769,593

Highest NPV: Scenario 3 - Based on Appraisal

Property Information a. — Southern Blvd II

06/15/07

Exhibit V.e.2

Basic Information		
Name of Property	Southern Blvd II	
Name of Local Partnership	Southern Boulevard Partners II	
Address	737 S. Blvd & 753,766,775 Fox St.	
City	Bronx	
State	NY	
HUD ID#	012-44139	
HFA ID#		
Type of HUD mortgage	236	
Is property a 236? ("yes" or "no", do not leave blank)		yes
Old Reg or New Reg? ("old" or "new")		
Family, elderly or mixed?		
HAP administered by HUD or HFA?		
Date acquired		
Acquisition price		
Short property name for Fund Model		Southern Blvd II

Subsidy/regulatory information				
Total number of apartments		174		
Is there a Section 8 contract?		yes		
Percent Section 8		100%		
If Section 8, date contract expires		08/31/09		
Amt. Of limited dividend	"none" if unlimited	none	Old LD	52,667
Last year's cash distribution		0		
Balance in residual receipts	blank if "n/a"			
Balance in replacement reserve	"	293,000		
Line 1 Part B HUD 93486 "Surplus Cash"	"	(734,492)		
Accrued but unpaid dividends	"	1,142,506		
Distribute splits in sale year? ("yes" or "no")		yes		
Recap ID Number (Recap to Provide)				

Rents

Bedrooms	Apartments of this type	Number with Assistance	Number without Assistance	Effective Year:	Contract Rents 2006	Utility Allowance	Section 8 FMR	Comparable Market	Other Current Rents market	LIHTC 60% rents	Current rents (blended)
0	1	1	0		642		940	785			642
1	24	24	0		788		1,033	940			788
2	100	100	0		958		1,133	1,170			958
3	40	40	0		1,200		1,406	1,390			1,200
4	9	9	0		1,382		1,556	1,610			1,382
Total	**174**	**174**	**0**		**175,792**	**0**	**209,276**	**210,435**	**0**	**0**	**175,792**
	Averages	100.0%			**1,010**	**0**	**1,203**	**1,209**	**0**	**0**	**1,010**
(*) Market comparable rent study: source		Appraisal, 2/13/2006				Year:	2006				

Income		2005 Audited	2006 Audited	2007 Budgeted	Rent Schedule
Gross Potential Rent		1,995,528	2,081,464	2,130,599	2,109,504
Loss to Lease and concessions					
Gross scheduled Rent		1,995,528	2,081,464	2,130,599	
Vacancy	2.87%	(57,192)	(74,498)	(43,020)	2.02%
Net rental income		**1,938,336**	**2,006,966**	**2,087,579**	
Laundry income					
Commercial income		19,900	21,100	20,400	
Cable Income					
Other Income			29,406	5,500	
Subtotal other income		**19,900**	**50,506**	**25,900**	
Eff. Gross Income		**1,958,236**	**2,057,472**	**2,113,479**	

Expenses	Year of data	2005 Audited	2006 Audited	2007 Budgeted	Per apt
Management Fee		92,928	92,928	92,928	534
Administration		274,973	318,400	325,984	1,873
Maintenance and Operating		660,962	539,079	462,172	2,656
Utilities		734,469	683,692	807,407	4,640
Real estate taxes		211,378	232,250	242,095	1,391
Hazard insurance		126,742	115,655	115,000	661
Other 1 -	Laundry				0
Other 2 -	Cable				0
Other 3 -	Other Mgmt				0
Replacement reserve deposits		73,752	75,667	79,300	456
Total Operating Expenses		**2,175,204**	**2,057,671**	**2,124,886**	**12,212**
Net Operating Income		**(216,968)**	**(199)**	**(11,407)**	**(66)**

Property Information b.	**Southern Blvd II**	*06/15/07*

Exhibit V.e.3

Financing and Debt Service

	Aggregate Balance	Date of Balances	Accrued Interest Balance	Interest rate	Compound or simple	% of cash flow to pay note	Maturity Date	% Prepayment Fee	2005 Payment	Months remaining	Monthly P & I	Monthly P & I **OVERRIDE**
1st mortgage	*2,620,000*	*12/27/06*		*5.99%*			*07/01/17*			126.00	$28,064	15,691
2nd mortgage	*1,676,000*	*12/29/06*		*5.99%*			*08/01/17*			127.00	$17,851	17,851
M2M mortgage						*100.00%*						
Seller Note												
LP Note												
GP Note												
											Servicing Fees	
Total Balances	**$4,296,000**	**MIP % on 1st Mortgage**		*0.50%*		**Annual IRP Subsidy**	*227,216*				**Annual Debt Service**	*$188,393*

Ownership Information

Name of Local General Partner (for-profit, nonprofit)	*Philip Schorr & William Hubbard*	Company address	
Name of Limited Partner (individual, fund)	*UF 1974*	Company City	
Does the GP control the LP?	*No*	Company State	
Management Agent (Is the manager affiliated with GP?)	*Rental and Management Associates Corp. (Yes)*	Company Zip	
Number of Properties/Units in Portfolio		Company Fax/Website	

Priortity Distributions		Annual Payment	Increase	Recipient	Accrued Balance	Accrues y/n ?
1	Distribution 1					
2	Distribution 2					
3	Distribution 3					
4	Distribution 4					
5	Distribution 5					
6	Distribution 6					
7	Distribution 7					

	GP	LP
Divide remaining portion	*5%*	*95%*

GP Loan Priority Number

GP obligation to fund Op Ex deficits

GP funds priority distribution deficits
no

Transaction Distributions	Priority # above	Payment	Recipient

	GP	LP	
Divide remaining portion	*50%*	*50%*	**Override from .05/.95 to align interests**

Assumptions — Southern Blvd II

6/15/2007

Exhibit V.e.4

Scenario 1	Hold	Year 1	2007
Scenario 2	Unused		
Scenario 3	Based on Appraisal		

Potential Activity

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Refi	no	no	no
Year of Refi (leave blank if no refi)		2008	
MUM	no	no	no
Tax Abatement	no	no	no

Permanent Loan Terms

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Interest Rate	7.000%	7.000%	7.000%
Amort Years	25	25	25
Annual DS constant	8.48%	8.48%	8.48%
DSC Ratio	125%	125%	125%
LTV	80%	80%	80%
Cap Rate	6.00%	5.00%	6.00%

Future Sale Terms

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Year of future sale	2016	2006	2007
Cap rate used at sale	6.00%	6.00%	5.00%
Fee percentage	3.00%	3.00%	3.00%
Closing costs - sale	40,000	40,000	40,000

Note: 1st Mortgage maturity date is: 07/01/17

Other Assumptions

	Scenario 1 Hold	Scenario 2 Unused	Scenario 3 Based on Appraisal
Vacancy rate (current)	2.00%	2.00%	2.00%
Vacancy Rate (post sale)	7.00%	7.00%	7.00%
Loss to Lease percentage	0.00%	0.00%	0.00%
Management fee percentage (current	4.75%	4.75%	4.75%
Management fee percentage (post sa	4.75%	4.75%	4.75%
Closing costs - refi	20,000	20,000	20,000
Adjust Yr 1 OpEx (discretionary items	100.00%	100.00%	100.00%
Owner Percent of Resid. Receipts	100.00%	100.00%	100.00%
Loan Fee	2.50%	2.50%	2.50%
Months of DS reserves	6	6	6
Annual RR deposit per unit	300	300	300
Grant Amount	0	0	0

Rehab Amounts

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Rehab Per Unit	0	10,000	0
Rehab Trending Rate	0.00%	3.00%	0.00%
Rehab at Refinancing?	0	yes	0

Distribution and Capital Discount Factors

Bifurcation Discou 1.00%

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
LP Splits			
Ordinary Distrib. - Pre-Discont.	14.00%	14.00%	14.00%
Ordinary Distrib. - Post-Discont.	16.00%	16.00%	16.00%
Refi	16.00%	16.00%	16.00%
Sale	18.00%	18.00%	18.00%
GP Splits			
Ordinary Distrib. - Pre-Discont.	11.00%	11.00%	11.00%
Ordinary Distrib. - Post-Discont.	13.00%	13.00%	13.00%
Refi	13.00%	13.00%	13.00%
Sale	15.00%	15.00%	15.00%

Income Trending Assumptions

Contract Rent Growth	2.00%
Market Rent Growth	2.00%
Laundry income	1.00%
Commercial income	1.00%
Cable Income	1.00%
Other Income	1.00%

Expense Trending Assumptions

Administration	3.00%
Maintenance & Operating	3.00%
Utilities	3.00%
Real estate taxes	3.00%
Hazard insurance	3.00%
Other Expense 1	3.00%
Other Expense 2	3.00%
Other Expense 3	3.00%
Replacement Reserves	0.00%

Sale	**Southern Blvd II**

6/15/2007

Exhibit V.e.6

Sale		**Southern Blvd II**	
Scenario 1 Hold			
Year of Sale		**2016**	(12/31/2016)
NOI in 2017		**864,357**	
Cap Rate		6.000%	
Market Value		**14,405,944**	
Fees (3.00%)		(432,178)	
Closing costs		(40,000)	
Replacement reserves		293,000	
Refi Debt Service Reserves		0	
Share of residual receipts		0	
Proceeds net of fees		**14,226,765**	
Payment of 1st mortgage		(92,525)	
Prepayment fee for 1st mortgage		0	
Payment of 2nd mortgage		(2,998,630)	
Prepayment Fee for 2nd mortgage		0	
Proceeds net of loan repayments		**11,135,610**	
Payment of M2M mortgage		0	
Proceeds net of M2M mortgage		**11,135,610**	
Payment of Seller Note		0	
Proceeds net of Seller Note		**11,135,610**	
Payment of LP Note		0	
Payment of GP Note		0	
Cash Availible for Priority Distributi		**11,135,610**	
Priority payments to the LP		0	
Priority Payments to the GP		0	
Net available to Partnership		**11,135,610**	
LP return of Capital		0	
Net of LP return of capital		**11,135,610**	
GP return of Capital		0	
Net of GP return of capital		**11,135,610**	
LP share	50%	5,567,805	
GP share	50%	5,567,805	
TOTAL LP		**5,567,805**	
TOTAL GP		**5,567,805**	

Sale		**Southern Blvd II**	
Scenario 2 Unused			
Year of Sale		**2006**	(12/31/2006)
NOI in 2007		**(11,407)**	
Cap Rate		6.000%	
Market Value		**(190,117)**	
Fees (3.00%)		5,704	
Closing costs		(40,000)	
Replacement reserves		293,000	
Refi Debt Service Reserves		0	
Share of residual receipts		n/a	
Proceeds net of fees		**68,587**	
Payment of 1st mortgage		(1,464,922)	
Prepayment fee for 1st mortgage		0	
Payment of 2nd mortgage		0	
Prepayment Fee for 2nd mortgage		0	
Proceeds net of loan repayments		**0**	
Payment of M2M mortgage		#N/A	
Proceeds net of M2M mortgage		**#N/A**	
Payment of Seller Note		#N/A	
Proceeds net of Seller Note		**#N/A**	
Payment of LP Note		#N/A	
Payment of GP Note		#N/A	
Net proceeds available for sharing		**#N/A**	
Priority payments to the LP		0	
Priority Payments to the GP		0	
Net available to Partnership		**#N/A**	
LP return of Capital		0	
Net of LP return of capital		**#N/A**	
GP return of Capital		0	
Net of GP return of capital		**#N/A**	
LP share	50%	#N/A	
GP share	50%	#N/A	
TOTAL LP		**#N/A**	
TOTAL GP		**#N/A**	

Sale		**Southern Blvd II**
Scenario 3 Based on Appraisal		
Year of Sale		**2007**
NOI in 2008		
Cap Rate		
Market Value		**6,300,000**
Fees (3.00%)		(189,000)
Closing costs		(40,000)
Replacement reserves		293,000
Refi Debt Service Reserves		0
Share of residual receipts		0
Proceeds net of fees		**6,364,000**
Payment of 1st mortgage		(1,361,567)
Prepayment fee for 1st mortgage		0
Payment of 2nd mortgage		(1,776,392)
Prepayment Fee for 2nd mortgage		0
Proceeds net of loan repayments		**3,226,041**
Payment of M2M mortgage		0
Proceeds net of M2M mortgage		**3,226,041**
Payment of Seller Note		0
Proceeds net of Seller Note		**3,226,041**
Payment of LP Note		0
Payment of GP Note		0
Net proceeds available for sharing		**3,226,041**
Priority payments to the LP		0
Priority Payments to the GP		0
Net available to Partnership		**3,226,041**
LP return of Capital		0
Net of LP return of capital		**3,226,041**
GP return of Capital		0
Net of GP return of capital		**3,226,041**
LP share	50%	1,613,020
GP share	50%	1,613,020
TOTAL LP		**1,613,020**
TOTAL GP		**1,613,020**

Projected Operations **Southern Blvd II**

6/15/2007

Exhibit V.e.7.a

Scenario 1 - Hold

	Audited 2005	Audited 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016 Year of Sale	Year 11 2017
Revenue														
Rent Used	current	current		current	current	current	current	current	current	current	current	current	current	market
Rent Trending Rate				2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Gross Potential Rent	1,995,528	2,081,464		2,130,599	2,173,211	2,216,675	2,261,009	2,306,229	2,352,353	2,399,401	2,447,389	2,496,336	2,546,263	3,139,794
Loss to Lease and concessions	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	-
Gross Scheduled Rent	1,995,528	2,081,464		2,130,599	2,173,211	2,216,675	2,261,009	2,306,229	2,352,353	2,399,401	2,447,389	2,496,336	2,546,263	3,139,794
Vacancy Rate				2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	7.0%
Vacancy	(57,192)	(74,498)		(43,020)	(43,464)	(44,334)	(45,220)	(46,125)	(47,047)	(47,988)	(48,948)	(49,927)	(50,925)	(219,786)
Net Rental Revenue	**1,938,336**	**2,006,966**		**2,087,579**	**2,129,747**	**2,172,342**	**2,215,789**	**2,260,104**	**2,305,306**	**2,351,413**	**2,398,441**	**2,446,410**	**2,495,338**	**2,920,008**
Laundry income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-
Commercial income	19,900	21,100	1.00%	20,400	20,604	20,810	21,018	21,228	21,441	21,655	21,872	22,090	22,311	22,534
Cable Income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-
Other Income	0	29,406	1.00%	5,500	5,555	5,611	5,667	5,723	5,781	5,838	5,897	5,956	6,015	6,075
Total Revenue	**1,958,236**	**2,057,472**		**2,113,479**	**2,155,906**	**2,198,762**	**2,242,473**	**2,287,056**	**2,332,528**	**2,378,906**	**2,426,209**	**2,474,456**	**2,523,664**	**2,948,618**
Operating Expenses														
Management Fee 4.75%	92,928	92,928		92,928	102,308	104,342	106,416	108,532	110,690	112,891	115,136	117,425	119,760	139,927
Administration	274,973	318,400	3.00%	325,984	335,764	345,836	356,212	366,898	377,905	389,242	400,919	412,947	425,335	365,991
Maintenance and Operating	660,962	539,079	3.00%	462,172	476,037	490,318	505,028	520,179	535,784	551,858	568,413	585,466	603,030	218,847
Utilities	734,469	683,692	3.00%	807,407	831,629	856,578	882,275	908,744	936,006	964,086	993,009	1,022,799	1,053,483	737,935
Real estate taxes	211,378	232,250	3.00%	242,095	249,358	256,839	264,544	272,480	280,654	289,074	297,746	306,679	315,879	389,446
Hazard insurance	126,742	115,655	3.00%	115,000	118,450	122,004	125,664	129,434	133,317	137,316	141,435	145,679	150,049	197,115
Other 1 - Laundry	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-
Other 2 - Cable	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-
Other 3 - Other Mgmt	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-
Total Operating Expenses	2,101,452	1,982,004		2,045,586	2,113,546	2,175,917	2,240,139	2,306,266	2,374,356	2,444,467	2,516,659	2,590,994	2,667,536	2,049,261
Replacement reserve deposits	73,752	75,667	0.00%	79,300	79,300	79,300	79,300	79,300	79,300	79,300	79,300	79,300	79,300	35,000
Net Operating Inc. (NOI)	(216,968)	(199)		(11,407)	(36,940)	(56,455)	(76,965)	(98,510)	(121,128)	(144,861)	(169,750)	(195,838)	(223,172)	864,357

Cash Flow — Southern Blvd II

6/15/2007

Exhibit V.e.8.a

Scenario 1 - Hold

		Audited 2005	Audited 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016 Year of Sale
Net Operating Inc. (NOI)		**(216,968)**	**(199)**		**(11,407)**	**(36,940)**	**(56,455)**	**(76,965)**	**(98,510)**	**(121,128)**	**(144,861)**	**(169,750)**	**(195,838)**	**(223,172)**
1st mortgage Debt Service		(188,297)	(188,297)		(188,297)	(188,297)	(188,297)	(188,297)	(188,297)	(188,297)	(188,297)	(188,297)	(188,297)	(188,297)
MIP		(7,546)	(7,043)		(6,509)	(5,942)	(5,340)	(4,701)	(4,023)	(3,303)	(2,539)	(1,727)	(866)	(211)
IRP Subsidy		109,200	108,697		108,163	107,596	106,994	106,355	105,676	104,956	104,192	103,381	102,519	101,864
CF after 1st		(303,611)	(86,842)		(98,050)	(123,584)	(143,098)	(163,609)	(185,153)	(207,772)	(231,504)	(256,393)	(282,482)	(309,815)
2nd mortgage Debt Service		(214,212)	(214,212)		(214,212)	(214,212)	(214,212)	(214,212)	(214,212)	(214,212)	(214,212)	(214,212)	(214,212)	(214,212)
Servicing Fees	0				0	0	0	0	0	0	0	0	0	0
Cash flow after debt service		**(517,823)**	**(301,054)**		**(312,262)**	**(337,796)**	**(357,310)**	**(377,821)**	**(399,365)**	**(421,984)**	**(445,716)**	**(470,605)**	**(496,694)**	**(524,027)**
M2M mortgage	100%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of M2M mortgage		**(517,823)**	**(301,054)**		**(312,262)**	**(337,796)**	**(357,310)**	**(377,821)**	**(399,365)**	**(421,984)**	**(445,716)**	**(470,605)**	**(496,694)**	**(524,027)**
Allowable Distribution		n/a	n/a		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Residual Receipts Deposit		-	-		-	-	-	-	-	-	-	-	-	-
Net Cash Flow		**(517,823)**	**(301,054)**		**(312,262)**	**(337,796)**	**(357,310)**	**(377,821)**	**(399,365)**	**(421,984)**	**(445,716)**	**(470,605)**	**(496,694)**	**(524,027)**
GP Operating Deficiency Obligation					-	-	-	-	-	-	-	-	-	-
Net Distributable Cash					**(312,262)**	**(337,796)**	**(357,310)**	**(377,821)**	**(399,365)**	**(421,984)**	**(445,716)**	**(470,605)**	**(496,694)**	**(524,027)**
GP Priority Distribution Obligation					0	0	0	0	0	0	0	0	0	0
Distribution 1					**312,262**	**337,796**	**357,310**	**377,821**	**399,365**	**421,984**	**445,716**	**470,605**	**496,694**	**524,027**
Net of Distribution 1					0	0	0	0	0	0	0	0	0	0
Distribution 2					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 2					0	0	0	0	0	0	0	0	0	0
Distribution 3					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 3					0	0	0	0	0	0	0	0	0	0
Distribution 4					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 4					0	0	0	0	0	0	0	0	0	0
Distribution 5					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 5					0	0	0	0	0	0	0	0	0	0
Distribution 6					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 6					0	0	0	0	0	0	0	0	0	0
Distribution 7					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 7					0	0	0	0	0	0	0	0	0	0
Total LP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Total GP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Seller Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of Seller Note		**(517,823)**	**(301,054)**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
LP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of LP Note		**(517,823)**	**(301,054)**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
GP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-
CF net of GP Note		**(517,823)**	**(301,054)**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net Available for Splits			**0**		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
LP Share	95%				0	0	0	0	0	0	0	0	0	0
GP Share	5%				0	0	0	0	0	0	0	0	0	0
TOTAL LP Cash Flow Distribution					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL GP Cash Flow Distribution					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

LP Benefit Schedule **Southern Blvd II**

Scenario 1 Hold

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Totals
Ordinary Distrib. - Pre-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.14	1.14	1.30	1.48	1.69	1.93	2.19	2.50	2.85	3.25	3.71	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Refi												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale												
Cash Flow	0	0	0	0	0	0	0	0	0	0	5,567,805	**5,567,805**
Discount Factor	1.18	1.18	1.39	1.64	1.94	2.29	2.70	3.19	3.76	4.44	5.23	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	1,063,810	**1,063,810**
Total Cash Flow	0	0	0	0	0	0	0	0	0	0	5,567,805	**5,567,805**
Total Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	1,063,810	**1,063,810**

LP Benefit Schedule **Southern Blvd II**

Scenario 2 Unused

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Totals
Ordinary Distrib. - Pre-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.14	1.14	1.30	1.48	1.69	1.93	2.19	2.50	2.85	3.25	3.71	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Refi												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.18	1.18	1.39	1.64	1.94	2.29	2.70	3.19	3.76	4.44	5.23	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Total Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Total Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**

LP Benefit Schedule **Southern Blvd II**

Scenario 3 Based on Appraisal

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Totals
Ordinary Distrib. - Pre-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.14	1.14	1.30	1.48	1.69	1.93	2.19	2.50	2.85	3.25	3.71	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Refi												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.16	1.16	1.35	1.56	1.81	2.10	2.44	2.83	3.28	3.80	4.41	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale												
Cash Flow	1,613,020	1,613,020	0	0	0	0	0	0	0	0	0	**1,613,020**
Discount Factor	1.18	1.18	1.39	1.64	1.94	2.29	2.70	3.19	3.76	4.44	5.23	
Discounted Cash Flow	1,366,966	1,366,966	0	0	0	0	0	0	0	0	0	**1,366,966**
Total Cash Flow	1,613,020	1,613,020	0	0	0	0	0	0	0	0	0	**1,613,020**
Total Discounted Cash Flow	1,366,966	1,366,966	0	0	0	0	0	0	0	0	0	**1,366,966**

Exhibit V.e.10

GP Benefit Schedule **Southern Blvd II**

Scenario 1 Hold

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Totals
Ordinary Distrib. - Pre-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Refi												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale												
Cash Flow	0	0	0	0	0	0	0	0	0	0	5,567,805	**5,567,805**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	1,376,276	**1,376,276**
Total Cash Flow	0	0	0	0	0	0	0	0	0	0	5,567,805	**5,567,805**
Total Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	1,376,276	**1,376,276**

GP Benefit Schedule **Southern Blvd II**

Scenario 2 Unused

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Totals
Ordinary Distrib. - Pre-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Refi												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Total Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Total Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**

GP Benefit Schedule **Southern Blvd II**

Scenario 3 Based on Appraisal

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Totals
Ordinary Distrib. - Pre-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Refi												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.												
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale												
Cash Flow	1,613,020	1,613,020	0	0	0	0	0	0	0	0	0	**1,613,020**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	
Discounted Cash Flow	1,402,626	1,402,626	0	0	0	0	0	0	0	0	0	**1,402,626**
Total Cash Flow	1,613,020	1,613,020	0	0	0	0	0	0	0	0	0	**1,613,020**
Total Discounted Cash Flow	1,402,626	1,402,626	0	0	0	0	0	0	0	0	0	**1,402,626**

Valuation Summary — Lake Villa Club

Exhibit VI.a.1

	Scenario 1 Sale in 2011	Scenario 2 Unused	Scenario 3 Recently Paid
Urban 74 LP	4,776,675	0	5,885,785
All Others	2,312,183	0	2,614,216
Total	7,088,857	0	8,500,001

Highest NPV: Scenario 3 - Recently Paid

Property Information a. — Lake Villa Club

06/15/07

Exhibit VI.a.2

Basic Information	
Name of Property	*Lake Villa Club*
Name of Local Partnership	*SP Lake Villa LLC*
Address	
City	*Kent*
State	*WA*
HUD ID#	
HFA ID#	
Type of HUD mortgage	*Conventional*
Is property a 236? ("yes" or "no", do not leave blank)	*no*
Old Reg or New Reg? ("old" or "new")	
Family, elderly or mixed?	
HAP administered by HUD or HFA?	
Date acquired	
Acquisition price	
Short property name for Fund Model	*Lake Villa*

Subsidy/regulatory information		
Total number of apartments		189
Is there a Section 8 contract?		
Percent Section 8		0%
If Section 8, date contract expires		
Amt. Of limited dividend	"none" if unlimited	*none*
Last year's cash distribution		
Balance in residual receipts	blank if "n/a"	
Balance in replacement reserve	"	
Line 1 Part B HUD 93486 "Surplus Cash"	"	
Accrued but unpaid dividends	"	
Distribute splits in sale year? ("yes" or "no")		*yes*
Recap ID Number (Recap to Provide)		

Rents

Bedrooms	Apartments of this type	Number with Assistance	Number without Assistance		Contract Rents	Utility Allowance	Section 8 FMR	Comparable Market	Other Current Rents	LIHTC 60% rents	Current rents (blended)
				Effective Year:	***2005***				*market*		
0			0								*0*
1	*36*	*0*	36					*776*	*776*		*776*
2	*153*	*0*	153					*922*	*922*		*922*
3			0								*0*
4			0								*0*
Total	**189**	**0**	**189**		**0**	**0**	**0**	**168,968**	**168,968**	**0**	**168,968**
	Averages	0.0%			**0**	**0**	**0**	**894**	**894**	**0**	**894**
(*) Market comparable rent study: source						**Year:**					

Income

		2005 Audited	2006 Projected	2007 Budgeted	Rent Schedule
Gross Potential Rent				*2,027,621*	2,027,621
Loss to Lease and concessions				*(306,229)*	
Gross scheduled Rent		0	0	1,721,392	
Vacancy	*#DIV/0!*			*(121,932)*	*7.08%*
Net rental income		**0**	**0**	**1,599,460**	
Laundry income					
Commercial income					
Cable Income					
Other Income				*130,069*	
Subtotal other income		**0**	**0**	**130,069**	
Eff. Gross Income		**0**	**0**	**1,729,529**	

Expenses

Year of data		2005 Audited	2006 Projected	2007 Budgeted	Per apt
Management Fee				47,562	252
Administration				87,801	465
Maintenance and Operating				300,570	1,590
Utilities				152,454	807
Real estate taxes				185,617	982
Hazard insurance				0	0
Other 1 -	*Asset mngmt*			17,295	92
Other 2 -	*Other Fees*			12,000	63
Other 3 -	*Other Mgmt*				0
Replacement reserve deposits				47,250	250
Total Operating Expenses		**0**	**0**	**850,549**	**4,500**
Net Operating Income		**0**	**0**	**878,980**	**4,651**

Property Information b. — Lake Villa Club

06/15/07

Exhibit VI.a.3

Financing and Debt Service

	Aggregate Balance	Date of Balances	Accrued Interest Balance	Interest rate	Compound or simple	% of cash flow to pay note	Maturity Date	% Prepayment Fee	2005 Payment	Months remaining	Monthly P & I	Monthly P & I **OVERRIDE**
1st mortgage	*2,000,000*	*12/31/06*		*7.10%*			*12/31/12*			72.00	$34,194	11,833
2nd mortgage										-	$0	
M2M mortgage						*100.00%*						
Seller Note												
LP Note												
GP Note												
											Servicing Fees	
Total Balances	**$2,000,000**	**MIP % on 1st Mortgage**			**Annual IRP Subsidy**						**Annual Debt Service**	*$142,000*

Ownership Information

Name of Local General Partner (for-profit, nonprofit)	*MVA GP 2% & SP Apartment Communities 1.17%*	Company address	
Name of Limited Partner (individual, fund)	*UF 74 68.78% & Urban Associates 28.05%*	Company City	
Does the GP control the LP?	*Affiliated*	Company State	
Management Agent (Is the manager affiliated with GP?)	*SP Apartment Communities*	Company Zip	
Number of Properties/Units in Portfolio		Company Fax/Website	

Priortity Distributions		Annual Payment	Increase	Recipient	Accrued Balance	Accrues y/n ?
1	Distribution 1					*n*
2	Distribution 2					
3	Distribution 3					
4	Distribution 4					
5	Distribution 5					
6	Distribution 6					
7	Distribution 7					

	GPs & UA	UF 74
Divide remaining portion	*30.76%*	*69.24%*

GP Loan Priority Number

GP obligation to fund Op Ex deficits

GP funds priority distribution deficits: *no*

Transaction Distributions	Priority # above	Payment	Recipient

	GPs & UA	UF 74
Divide remaining portion	*30.76%*	*69.24%*

Partnership Interests		% Interest	% of Capital
GPs	MVA GP	2.00%	1.34%
	SPAC	1.17%	1.18%
LPs	Urban Associate	28.05%	28.24%
	UF 74	68.78%	69.24%

Assumptions — Lake Villa Club

6/15/2007

Exhibit VI.a.4

Scenario 1	Sale in 2011	Year 1	2007
Scenario 2	Unused		
Scenario 3	Unused		

Potential Activity

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Refi	no	no	no
Year of Refi (leave blank if no refi)		2008	
MUM	no	no	no
Tax Abatement	no	no	no

Permanent Loan Terms

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Interest Rate	7.000%	7.000%	7.000%
Amort Years	25	25	25
Annual DS constant	8.48%	8.48%	8.48%
DSC Ratio	125%	125%	125%
LTV	80%	80%	80%
Cap Rate	6.00%	6.00%	6.00%

Future Sale Terms

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Year of future sale	2011	2006	2007
Cap rate used at sale	5.50%	6.00%	99.00%
Fee percentage	2.35%	3.00%	3.00%
Closing costs - sale	0	40,000	40,000

Note: 1st Mortgage maturity date is: 12/31/12

Other Assumptions

	Scenario 1 Sale in 2011	Scenario 2 Unused	Scenario 3 Unused
Vacancy rate (current)	5.00%	5.00%	5.00%
Vacancy Rate (post sale)	5.00%	7.00%	5.00%
Loss to Lease percentage	0.00%	0.00%	0.00%
Management fee percentage (current	2.75%	2.75%	2.75%
Management fee percentage (post sa	2.75%	2.75%	2.75%
Closing costs - refi	20,000	20,000	20,000
Adjust Yr 1 OpEx (discretionary items	100.00%	100.00%	100.00%
Owner Percent of Resid. Receipts	100.00%	100.00%	100.00%
Loan Fee	2.50%	2.50%	2.50%
Months of DS reserves	6	6	6
Annual RR deposit per unit	300	300	300
Grant Amount	0	0	0

Rehab Amounts

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Rehab Per Unit	0	10,000	0
Rehab Trending Rate	0.00%	3.00%	0.00%
Rehab at Refinancing?	0	yes	0

Distribution and Capital Discount Factors

Bifurcation Discou 0.00%

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
LP Splits			
Ordinary Distrib. - Pre-Discont.	13.00%	13.00%	0.00%
Ordinary Distrib. - Post-Discont.	15.00%	15.00%	0.00%
Refi	15.00%	15.00%	0.00%
Sale	17.00%	17.00%	0.00%
GP Splits			
Ordinary Distrib. - Pre-Discont.	11.00%	11.00%	0.00%
Ordinary Distrib. - Post-Discont.	13.00%	13.00%	0.00%
Refi	13.00%	13.00%	0.00%
Sale	15.00%	15.00%	0.00%

Income Trending Assumptions

Contract Rent Growth	2.00%
Market Rent Growth	2.00%
Laundry income	1.00%
Commercial income	1.00%
Cable Income	1.00%
Other Income	1.00%

Expense Trending Assumptions

Administration	2.50%
Maintenance & Operating	2.50%
Utilities	2.50%
Real estate taxes	2.50%
Hazard insurance	2.50%
Other Expense 1	2.50%
Other Expense 2	2.50%
Other Expense 3	2.50%
Replacement Reserves	0.00%

Sale	Lake Villa Club

6/15/2007

Exhibit VI.a.6

Sale		Lake Villa Club	
Scenario 1 Sale in 2011			
Year of Sale		**2011**	(12/31/2011)
NOI in 2012		**1,941,542**	
Cap Rate		5.500%	
Market Value		**35,300,771**	
Fees (2.35%)		(829,568)	
Closing costs		0	
Replacement reserves		0	
Refi Debt Service Reserves		0	
Share of residual receipts		0	
Proceeds net of fees		**34,471,203**	
Payment of 1st mortgage		(20,000,000)	
Prepayment fee for 1st mortgage		0	
Payment of 2nd mortgage		n/a	
Prepayment Fee for 2nd mortgage		0	
Proceeds net of loan repayments		**14,471,203**	
Payment of M2M mortgage		0	
Proceeds net of M2M mortgage		**14,471,203**	
Payment of Seller Note		0	
Proceeds net of Seller Note		**14,471,203**	
Payment of LP Note		0	
Payment of GP Note		0	
Cash Availible for Priority Distributi		**14,471,203**	
Priority payments to the LP		0	
Priority Payments to the GP		0	
Net available to Partnership		**14,471,203**	
LP return of Capital		0	
Net of LP return of capital		**14,471,203**	
GP return of Capital		0	
Net of GP return of capital		**14,471,203**	
LP share	69%	10,020,515	
GP share	31%	4,450,688	
TOTAL LP		**10,020,515**	
TOTAL GP		**4,450,688**	

Sale		Lake Villa Club	
Scenario 2 Unused			
Year of Sale		**2006**	(12/31/2006)
NOI in 2007		**878,980**	
Cap Rate		6.000%	
Market Value		**14,649,667**	
Fees (2.35%)		(439,490)	
Closing costs		(40,000)	
Replacement reserves		0	
Refi Debt Service Reserves		0	
Share of residual receipts		n/a	
Proceeds net of fees		**14,170,177**	
Payment of 1st mortgage		#N/A	
Prepayment fee for 1st mortgage		0	
Payment of 2nd mortgage		n/a	
Prepayment Fee for 2nd mortgage		0	
Proceeds net of loan repayments		**#N/A**	
Payment of M2M mortgage		#N/A	
Proceeds net of M2M mortgage		**#N/A**	
Payment of Seller Note		#N/A	
Proceeds net of Seller Note		**#N/A**	
Payment of LP Note		#N/A	
Payment of GP Note		#N/A	
Net proceeds available for sharing		**#N/A**	
Priority payments to the LP		0	
Priority Payments to the GP		0	
Net available to Partnership		**#N/A**	
LP return of Capital		0	
Net of LP return of capital		**#N/A**	
GP return of Capital		0	
Net of GP return of capital		**#N/A**	
LP share	69%	#N/A	
GP share	31%	#N/A	
TOTAL LP		**#N/A**	
TOTAL GP		**#N/A**	

Sale		Lake Villa Club
Scenario 3 Unused		
LP share		
GP share		
TOTAL LP		**5,885,785**
TOTAL GP		**2,614,216**

Projected Operations **Lake Villa Club**

Exhibit VI.a.7.a

Scenario 1 - Sale in 2011

	Audited 2005	Projected 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011 Year of Sale	Year 6 2012
Revenue									
Rent Used	current	current		current	current	current	current	current	market
Rent Trending Rate				2.00%	11.64%	11.18%	5.25%	5.93%	6.50%
Gross Potential Rent	0	0		2,027,621	2,263,691	2,516,679	2,648,805	2,805,910	2,988,294
Loss to Lease and concessions	-	-	0.00%	(306,229)	(317,098)	(198,315)	(52,711)	(55,838)	(59,467)
Gross Scheduled Rent	0	0		1,721,392	1,946,593	2,318,364	2,596,094	2,750,072	2,928,827
Vacancy Rate				7.1%	5.7%	5.1%	5.1%	5.1%	5.1%
Vacancy	-	-		(121,932)	(110,374)	(118,284)	(131,116)	(138,893)	(147,921)
Net Rental Revenue	**0**	**0**		**1,599,460**	**1,836,219**	**2,200,080**	**2,464,978**	**2,611,179**	**2,780,906**
Laundry income	0	0	1.00%	0	-	-	-	-	-
Commercial income	0	0	1.00%	0	-	-	-	-	-
Cable Income	0	0	1.00%	0	-	-	-	-	-
Other Income	0	0	1.00%	130,069	130,326	131,249	133,330	136,561	139,686
Total Revenue	**0**	**0**		**1,729,529**	**1,966,545**	**2,331,329**	**2,598,308**	**2,747,740**	**2,920,592**
Operating Expenses									
Management Fee 2.75%	-	-		47,562	54,080	64,111	71,453	75,563	80,316
Administration	-	-	2.50%	87,801	89,221	91,898	94,655	97,495	100,420
Maintenance and Operating	-	-	2.50%	300,570	305,432	314,595	324,032	333,753	343,766
Utilities	-	-	2.50%	152,454	154,920	159,568	164,355	169,286	174,364
Real estate taxes	-	-	2.50%	185,617	210,242	214,447	218,736	223,111	227,573
Hazard insurance	-	-	2.50%	-	46,744	48,146	49,591	51,079	52,611
Other 1 - Asset mngmt	-	-	2.50%	17,295	19,665	23,313	25,983	27,477	-
Other 2 - Other Fees	-	-	2.50%	12,000	12,000	12,000	12,000	12,000	-
Other 3 - Other Mgmt	-	-	2.50%	-	-	-	-	-	-
Total Operating Expenses	-	-		803,299	892,305	928,079	960,806	989,763	979,050
Replacement reserve deposits	-	-	0.00%	47,250	47,250	47,250	47,250	47,250	-
Net Operating Inc. (NOI)	-	-		878,980	1,026,990	1,356,000	1,590,252	1,710,727	1,941,542

Cash Flow	**Lake Villa Club**

Exhibit VI.a.8.a

Scenario 1 - Sale in 2011

		Audited 2005	Projected 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011 Year of Sale
Net Operating Inc. (NOI)			**0**		**878,980**	**1,026,990**	**1,356,000**	**1,590,252**	**1,710,727**
1st mortgage Debt Service			#N/A		(1,126,540)	(1,292,118)	(1,388,806)	(1,389,604)	(1,389,604)
MIP			#N/A		0	0	0	0	0
IRP Subsidy			n/a		n/a	n/a	n/a	n/a	n/a
CF after 1st			#N/A		(247,560)	(265,128)	(32,806)	200,648	321,123
Working Capital					247,562	11,438			
Interest Reserve					0	253,690	33,438		
Cash flow after debt service			**#N/A**		**2**	**0**	**632**	**200,648**	**321,123**
M2M mortgage	100%		-		-	-	-	-	-
CF net of M2M mortgage			**#N/A**		**2**	**0**	**632**	**200,648**	**321,123**
Allowable Distribution			n/a		n/a	n/a	n/a	n/a	n/a
Residual Receipts Deposit			-		-	-	-	-	-
Net Cash Flow			**#N/A**		**2**	**0**	**632**	**200,648**	**321,123**
GP Operating Deficiency Obligation					-	-	-	-	-
Net Distributable Cash					**2**	**0**	**632**	**200,648**	**321,123**
GP Priority Distribution Obligation					0	0	0	0	0
Distribution 1					**0**	**0**	**0**	**0**	**0**
Net of Distribution 1					2	0	632	200,648	321,123
Distribution 2					**0**	**0**	**0**	**0**	**0**
Net of Distribution 2					2	0	632	200,648	321,123
Distribution 3					**0**	**0**	**0**	**0**	**0**
Net of Distribution 3					2	0	632	200,648	321,123
Distribution 4					**0**	**0**	**0**	**0**	**0**
Net of Distribution 4					2	0	632	200,648	321,123
Distribution 5					**0**	**0**	**0**	**0**	**0**
Net of Distribution 5					2	0	632	200,648	321,123
Distribution 6					**0**	**0**	**0**	**0**	**0**
Net of Distribution 6					2	0	632	200,648	321,123
Distribution 7					**0**	**0**	**0**	**0**	**0**
Net of Distribution 7					2	0	632	200,648	321,123
Total LP Priority Payments					**0**	**0**	**0**	**0**	**0**
Total GP Priority Payments					**0**	**0**	**0**	**0**	**0**
Seller Note Payment	0%	-	-		-	-	-	-	-
CF net of Seller Note		**0**	**#N/A**		**2**	**0**	**632**	**200,648**	**321,123**
LP Note Payment	0%	-	-		-	-	-	-	-
CF net of LP Note		**0**	**#N/A**		**2**	**0**	**632**	**200,648**	**321,123**
GP Note Payment	0%	-	-		-	-	-	-	-
CF net of GP Note		**0**	**#N/A**		**2**	**0**	**632**	**200,648**	**321,123**
Net Available for Splits			**#N/A**		**2**	**0**	**632**	**200,648**	**321,123**
LP Share	69%				1	0	438	138,938	222,360
GP Share	31%				1	0	194	61,710	98,763
TOTAL LP Cash Flow Distribution					**1**	**0**	**438**	**138,938**	**222,360**
TOTAL GP Cash Flow Distribution					**1**	**0**	**194**	**61,710**	**98,763**

LP Benefit Schedule **Lake Villa Club**

Scenario 1 Sale in 2011

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Totals
Ordinary Distrib. - Pre-Discont.							
Cash Flow	0	1	0	438	138,938	222,360	**361,737**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	
Discounted Cash Flow	0	1	0	303	85,213	120,688	**206,206**
Refi							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Sale							
Cash Flow	0	0	0	0	0	10,020,515	**10,020,515**
Discount Factor	1.17	1.17	1.37	1.60	1.87	2.19	
Discounted Cash Flow	0	0	0	0	0	4,570,469	**4,570,469**
Total Cash Flow	0	1	0	438	138,938	10,242,875	**10,382,253**
Total Discounted Cash Flow	0	1	0	303	85,213	4,691,157	**4,776,675**

LP Benefit Schedule **Lake Villa Club**

Scenario 2 Unused

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Totals
Ordinary Distrib. - Pre-Discont.							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Refi							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Sale							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.17	1.17	1.37	1.60	1.87	2.19	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Total Cash Flow	0	0	0	0	0	0	**0**
Total Discounted Cash Flow	0	0	0	0	0	0	**0**

LP Benefit Schedule **Lake Villa Club**

Scenario 3 Unused

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Totals
Ordinary Distrib. - Pre-Discont.							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.00	1.00	1.00	1.00	1.00	1.00	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Refi							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.00	1.00	1.00	1.00	1.00	1.00	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.00	1.00	1.00	1.00	1.00	1.00	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Sale							
Cash Flow	5,885,785	5,885,785	0	0	0	0	**5,885,785**
Discount Factor	1.00	1.00	1.00	1.00	1.00	1.00	
Discounted Cash Flow	5,885,785	5,885,785	0	0	0	0	**5,885,785**
Total Cash Flow	5,885,785	5,885,785	0	0	0	0	**5,885,785**
Total Discounted Cash Flow	5,885,785	5,885,785	0	0	0	0	**5,885,785**

Exhibit VI.a.10

GP Benefit Schedule **Lake Villa Club**

Scenario 1 Sale in 2011

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Totals
Ordinary Distrib. - Pre-Discont.							
Cash Flow	0	1	0	194	61,710	98,763	**160,668**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	
Discounted Cash Flow	0	0	0	142	40,651	58,611	**99,404**
Refi							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Sale							
Cash Flow	0	0	0	0	0	4,450,688	**4,450,688**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	
Discounted Cash Flow	0	0	0	0	0	2,212,778	**2,212,778**
Total Cash Flow	0	1	0	194	61,710	4,549,451	**4,611,356**
Total Discounted Cash Flow	0	0	0	142	40,651	2,271,389	**2,312,183**

GP Benefit Schedule **Lake Villa Club**

Scenario 2 Unused

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Totals
Ordinary Distrib. - Pre-Discont.							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Refi							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Sale							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Total Cash Flow	0	0	0	0	0	0	**0**
Total Discounted Cash Flow	0	0	0	0	0	0	**0**

GP Benefit Schedule **Lake Villa Club**

Scenario 3 Unused

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Totals
Ordinary Distrib. - Pre-Discont.							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.00	1.00	1.00	1.00	1.00	1.00	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Refi							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.00	1.00	1.00	1.00	1.00	1.00	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.00	1.00	1.00	1.00	1.00	1.00	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Sale							
Cash Flow	2,614,216	2,614,216	0	0	0	0	**2,614,216**
Discount Factor	1.00	1.00	1.00	1.00	1.00	1.00	
Discounted Cash Flow	2,614,216	2,614,216	0	0	0	0	**2,614,216**
Total Cash Flow	2,614,216	2,614,216	0	0	0	0	**2,614,216**
Total Discounted Cash Flow	2,614,216	2,614,216	0	0	0	0	**2,614,216**

Valuation Summary — La Serena

Exhibit VI.d.1

La Serena LLC

	Scenario 1 Sale in 2011	Scenario 2 Recently Paid	Scenario 3 Sale in 2009
Capmark Members - LP	6,526,219	7,835,705	7,657,538
Managing Member - GP	564,412	870,634	1,034,070
Total	7,090,631	8,706,339	8,691,608

Highest NPV: Scenario 2 - Recently Paid

SPAC/Urban Fund '74 Holdings LLC

		Recently Paid	Sale in 2009
Non-Controling Member - LP	UF 74	783,571	764,197
Managing Member - GP	SPAC	87,063	269,873
		870,634	1,034,070

Property Information a. — La Serena

06/29/07

Exhibit VI.d.2

Basic Information		
Name of Property		*La Serena*
Name of Local Partnership		*La Serena LLC*
Address		*727 South Lyon Street*
City		*Santa Ana*
State		*CA*
HUD ID#		
HFA ID#		
Type of HUD mortgage		*Conventional*
Is property a 236? ("yes" or "no", do not leave blank)		*no*
Old Reg or New Reg? ("old" or "new")		
Family, elderly or mixed?		
HAP administered by HUD or HFA?		
Date acquired		*10/16/2006*
Acquisition price		*$ 30,250,000*
Short property name for Fund Model		*La Serena*

Subsidy/regulatory information		
Total number of apartments		188
Is there a Section 8 contract?		*no*
Percent Section 8		0%
If Section 8, date contract expires		*n/a*
Amt. Of limited dividend	"none" if unlimited	*none*
Last year's cash distribution		
Balance in residual receipts	blank if "n/a"	
Planned Capital Expenditures	"	*1,655,000*
Line 1 Part B HUD 93486 "Surplus Cash"	"	
Accrued but unpaid dividends	"	
Distribute splits in sale year? ("yes" or "no")		*yes*
Recap ID Number (Recap to Provide)		

Rents

Bedrooms	Apartments of this type	Number with Assistance	Number without Assistance		Contract Rents	Utility Allowance	Section 8 FMR	Comparable Market	Other Current Rents	LIHTC 60% rents	Current rents (blended)
				Effective Year:	***2007***				*market*		
0			0								*0*
1	*132*		132					*1,120*	*1,120*		*1,120*
2	*56*		56					*1,615*	*1,615*		*1,615*
3			0								*0*
4			0								*0*
Total	**188**	**0**	**188**		**0**	**0**	**0**	**238,280**	**238,280**	**0**	**238,280**
	Averages	0.0%			**0**	**0**	**0**	**1,267**	**1,267**	**0**	**1,267**

(*) Market comparable rent study: source — 2007 Budgeted Rents assumed to be at Market — **Year:** 2007

Income			2007 Budgeted	Rent Schedule
Gross Potential Rent			*2,915,760*	2,859,360
Loss to Lease and concessions			*(132,567)*	
Gross scheduled Rent	0	0	2,783,193	
Vacancy			*(382,173)*	*13.73%*
Net rental income	**0**	**0**	**2,401,020**	
Laundry income			*39,600*	
Commercial income				
Cable Income				
Other Income			*80,981*	
Subtotal other income	**0**	**0**	**120,581**	
Eff. Gross Income	**0**	**0**	**2,521,601**	

Expenses		Year of data			2007 Budgeted	Per apt
Management Fee					75,648	402
Administration					275,877	1,467
Maintenance and Operating					189,312	1,007
Utilities					210,000	1,117
Real estate taxes					321,252	1,709
Hazard insurance					61,044	325
Other 1	-	*Start Up*			10,000	53
Other 2	-					0
Other 3	-	*AM Fee*			25,216	134
Replacement reserve deposits						0
Total Operating Expenses			**0**	**0**	**1,168,349**	**6,215**
Net Operating Income			**0**	**0**	**1,353,252**	**7,198**

Property Information b. **La Serena** *06/29/07*

Exhibit VI.d.3

Financing and Debt Service	Aggregate Balance	Date of Balances	Accrued Interest Balance	Interest rate	Compound or simple	% of cash flow to pay note	Maturity Date	% Prepayment Fee	0 Payment	Months remaining	Monthly P & I	Monthly P & I **OVERRIDE**
1st mortgage	*22,945,000*	*10/16/06*	*0*	*7.07%*			*12/31/11*			62.00	$442,856	135,184
2nd mortgage	*0*	*10/16/06*	*0*	*7.07%*		100.00%	*12/31/11*			62.00	$0	
Debt Service A	*0*	*10/16/06*	*0*	*7.07%*		*100.00%*	*12/31/11*					
Seller Note												
LP Note												
GP Note												
		Floating Interest Rate as of 6/18/07 assumed to be constant rate					**Original Maturity Date is 11/9/09**				**Servicing Fees**	
Total Balances	**$22,945,000**	**MIP % on 1st Mortgage**			**Annual IRP Subsidy**						**Annual Debt Service**	*$1,622,211*

Ownership Information			
Name of Local General Partner (for-profit, nonprofit)	*SPAC/Urban Fund '74 Holdings LLC*	Company address	
Name of Limited Partner (individual, fund)	*Commercial Equity Investments, Inc.*	Company City	
Does the GP control the LP?	*No*	Company State	
Management Agent (Is the manager affiliated with GP?)	*Riverstone residential Group (No)*	Company Zip	
Number of Properties/Units in Portfolio		Company Fax/Website	

Priortity Distributions		Annual Payment	Increase	Recipient	Accrued Balance	Accrues y/n ?
1	Preferred Return 9%+					
2	Return of Capital					
3	Distribution 3					
4	Distribution 4					
5	Distribution 5					
6	Distribution 6					
7	Distribution 7					

	GP	LP
Divide remaining portion	*10%*	*90%*

GP Loan Priority Number

GP obligation to fund Op Ex deficits

GP funds priority distribution deficits
no

Transaction Distributions	Priority # above	Payment	Recipient
Preferred Return 9%+			
Return of Capital			
10/90 until IRR of 13%			
30/&0 until IRR of 16%			
50/50 until IRR of 18%			

	GP	LP
Divide remaining portion	*60%*	*40%*

Assumptions — La Serena

6/29/2007

Exhibit VI.d.4

Scenario 1	Sale in 2011	Year 1	2007
Scenario 2	Recently Paid		
Scenario 3	Sale in 2009		

Potential Activity

	Scenario 1 Sale in 2011	Scenario 2 Recently Paid	Scenario 3 Sale in 2009
Refi	no		no
Year of Refi (leave blank if no refi)			
MUM	no		no
Tax Abatement	no		no

Permanent Loan Terms

	Scenario 1 Sale in 2011	Scenario 2 Recently Paid	Scenario 3 Sale in 2009
Interest Rate	6.500%		6.500%
Amort Years	25		25
Annual DS constant	8.10%		8.10%
DSC Ratio	125%		125%
LTV	80%		80%
Cap Rate	6.00%		6.00%

Future Sale Terms

	Scenario 1 Sale in 2011	Scenario 2 Recently Paid	Scenario 3 Sale in 2009
Year of future sale	2011		2009
Cap rate used at sale	5.00%		5.00%
Fee percentage	3.00%		3.00%
Closing costs - sale	40,000		40,000

Note: 1st Mortgage maturity date is: 12/31/11

Other Assumptions

	Scenario 1 Sale in 2011	Scenario 2 Recently Paid	Scenario 3 Sale in 2009
Vacancy rate (current)	10.00%		10.00%
Vacancy Rate (post sale)	10.00%		10.00%
Loss to Lease percentage	0.00%		0.00%
Management fee percentage (current	3.00%		3.00%
Management fee percentage (post sa	3.00%		3.00%
Closing costs - refi	20,000		20,000
Adjust Yr 1 OpEx (discretionary items	100.00%		100.00%
Owner Percent of Resid. Receipts	100.00%		100.00%
Loan Fee	2.50%		2.50%
Months of DS reserves	6		6
Annual RR deposit per unit	300		300
Grant Amount	0		0

Rehab Amounts

	Scenario 1 Sale in 2011	Scenario 2 Recently Paid	Scenario 3 Sale in 2009
Rehab Per Unit	0		0
Rehab Trending Rate	0.00%		0.00%
Rehab at Refinancing?	0		0

Distribution and Capital Discount Factors

Bifurcation Discou 0.00%

	Scenario 1 Sale in 2011	Scenario 2 Recently Paid	Scenario 3 Sale in 2009
LP Splits			
Ordinary Distrib. - Pre-Discont.	13.00%		13.00%
Ordinary Distrib. - Post-Discont.	15.00%		15.00%
Refi	15.00%		15.00%
Sale	17.00%		17.00%
GP Splits			
Ordinary Distrib. - Pre-Discont.	11.00%		11.00%
Ordinary Distrib. - Post-Discont.	13.00%		13.00%
Refi	13.00%		13.00%
Sale	15.00%		15.00%

Income Trending Assumptions

Contract Rent Growth	2.00%
Market Rent Growth	2.00%
Laundry income	1.00%
Commercial income	1.00%
Cable Income	1.00%
Other Income	1.00%

Expense Trending Assumptions

Administration	3.00%	
Maintenance & Operating	3.00%	
Utilities	3.00%	
Real estate taxes	3.00%	
Hazard insurance	3.00%	
Other Expense 1	3.00%	
Other Expense 2	3.00%	
Other Expense 3 Asset Management Fee (% of EGI)		1.00%
Replacement Reserves	0.00%	

Sale

6/29/2007

Exhibit VI.d.6

Sale	**La Serena**	
Scenario 1 Sale in 2011		
Year of Sale	**2011**	(12/31/2011)
NOI in 2012	**2,034,571**	
Cap Rate	5.000%	
Market Value	**40,691,414**	
Fees (3.00%)	(1,220,742)	
Closing costs	(40,000)	
Remaining Reserves	0	
Refi Debt Service Reserves	0	
Share of residual receipts	0	
Proceeds net of fees	**39,430,671**	
Payment of 1st mortgage	(22,945,000)	
Prepayment fee for 1st mortgage	0	
Payment of 2nd mortgage	(1,655,000)	
Payment of Interest reserve	(476,502)	
Proceeds net of loan repayments	**14,830,671**	
Payment of Debt Service Advance	0	
Proceeds net of Debt Service Adva	**14,830,671**	
Payment of Seller Note	0	
Proceeds net of Seller Note	**14,830,671**	
Payment of LP Note	0	
Payment of GP Note	0	
Cash Availible for Priority Distribu	**14,830,671**	
MM Return of Capital and Preferred	(1,289,588)	
CM Return of Capital and Preferred	(11,606,287)	
Net of Capital and Preferred	**1,934,797**	
MM Additional Distributions	(275,169)	
CM Additional Distributions	(2,476,517)	
Remaining	**(816,888)**	

CM Share	40%	(326,755)
MM Share	60%	(490,133)
TOTAL LP		**13,756,048**
TOTAL GP		**1,074,623**

Sale	**La Serena**	
Scenario 3 Sale in 2009		
Year of Sale	**2009**	(12/31/2009)
NOI in 2010	**1,980,662**	
Cap Rate	5.000%	
Market Value	**39,613,233**	
Fees (3.00%)	(1,188,397)	
Closing costs	(40,000)	
Remaining Reserves	0	
Refi Debt Service Reserves	0	
Share of residual receipts	0	
Proceeds net of fees	**38,384,836**	
Payment of 1st mortgage	(22,945,000)	
Prepayment fee for 1st mortgage	0	
Payment of 2nd mortgage	(1,655,000)	
Payment of Interest reserve	(476,502)	
Proceeds net of loan repayments	**13,784,836**	
Payment of Debt Service Advance	0	
Proceeds net of Debt Service Adva	**13,784,836**	
Payment of Seller Note	0	
Proceeds net of Seller Note	**13,784,836**	
Payment of LP Note	0	
Payment of GP Note	0	
Net proceeds available for sharing	**13,784,836**	
MM Return of Capital and Preferred	(1,117,229)	
CM Return of Capital and Preferred	(10,055,061)	
Net of Capital and Preferred	**2,612,546**	
MM Additional Distributions	(505,764)	
CM Additional Distributions	(2,106,782)	
Remaining	**(0)**	

CM Share	40%	(0)
MM Share	60%	(0)
TOTAL LP		**12,161,843**
TOTAL GP		**1,622,993**

Available for Distribution 14,830,671

	MM	CM	Total
Additional Capital	1,339,578	12,056,203	13,395,782
Initial Capital	(49,991)	(449,916)	(499,907)
Sum	1,289,588	11,606,287	12,895,875
Remaining			1,934,797

	MM	CM	Remaining
2,751,685	275,169	2,476,517	(816,888)
	0	0	(816,888)
	0	0	(816,888)
Additional Distribu	275,169	2,476,517	

Preferred Return	Other	Net	IRR
0	0	(7,835,705)	#NUM!
0	0	0	#NUM!
0	0	0	#NUM!
0	0	0	#NUM!
0	0	0	#NUM!
11,606,287	2,476,517	14,082,803	12.44%
0	0	0	12.44%
0	0	0	12.44%
0	0	0	12.44%
0	0	0	12.44%
0	0	0	12.44%
0	0	0	12.44%
0	0	0	12.44%
0	0	0	12.44%
0	0	0	12.44%

Available for Distribution 13,784,836

	MM	CM	Total
Additional Capital	1,127,496	10,147,465	11,274,961
Prior Disbursemer	(10,267)	(92,404)	(102,671)
Sum	1,117,229	10,055,061	11,172,290
Remaining			2,612,546

	MM	CM	Remaining
1,390,000	139,000	1,251,000	1,222,546
1,222,546	366,764	855,782	(0)
	0	0	(0)
Additional Distribu	505,764	2,106,782	

Preferred Return	Other	Net	IRR
0	0	(7,835,705)	#NUM!
0	0	0	#NUM!
0	0	0	#NUM!
10,055,061	2,106,782	12,161,843	15.78%
0	0	0	15.78%
0	0	0	15.78%
0	0	0	15.78%
0	0	0	15.78%
0	0	0	15.78%
0	0	0	15.78%
0	0	0	15.78%
0	0	0	15.78%
0	0	0	15.78%
0	0	0	15.78%
0	0	0	15.78%

Preferred Return IRR	MM	CM
9%	870,634	7,835,705
9%	0	0

	MM	CM	Until IRR
1	10%	90%	13%
2	30%	70%	16%
3	50%	50%	18%

		s1 Disbursements	
		MM	CM
2006	Initial		
2007	(7,835,705)	0	0
2008		0	0
2009		10,267	92,404
2010		16,797	151,173
2011		19,484	175,352
2012			
2013			
2014			
2015			
2016			
2017			
2018			
2019			
2020			

Projected Operations	**La Serena**

Exhibit VI.d.7.a

6/29/2007

Scenario 1 - Sale in 2011

	0.00% **0**	**0.00%** **0**	**Trending Rate**	**Budgeted 2007**	**Year 2 2008**	**Year 3 2009**	**Year 4 2010**	**Year 5 2011**	**Year 6 2012**	**Year 7 2013**	**Year 8 2014**	**Year 9 2015**	**Year 10 2016**	**Year 11 2017**	**Year 12 2018**	**Year 13 2019**	**Year 14 2020**	**Year 15 2021**
								Year of Sale										
Revenue																		
Rent Used	**current**	**current**		**current**	**current**	**current**	**current**	**current**	**current**									
Rent Trending Rate				2.00%	2.00%	2.00%	2.00%	2.00%	2.00%									
Gross Potential Rent	0	0		2,915,760	3,244,760	3,423,360	3,491,827	3,561,664	3,632,897									
Loss to Lease and concessions	-	-	0.00%	(132,567)	(155,740)	(19,839)	-	-	-									
Gross Scheduled Rent	0	0		2,783,193	3,089,020	3,403,521	3,491,827	3,561,664	3,632,897									
Vacancy Rate				13.7%	11.5%	10.7%	10.0%	10.0%	10.0%									
Vacancy	-	-		(382,173)	(354,887)	(362,726)	(349,183)	(356,166)	(363,290)									
Net Rental Revenue	**0**	**0**		**2,401,020**	**2,734,133**	**3,040,795**	**3,142,644**	**3,205,497**	**3,269,607**									
Laundry income	0	0	1.00%	39,600	39,996	40,396	40,800	41,208	41,620									
Commercial income	0	0	1.00%	0	-	-	-	-	-									
Cable Income	0	0	1.00%	0	-	-	-	-	-									
Other Income	0	0	1.00%	80,981	81,791	82,609	83,435	84,269	85,112									
Total Revenue	**0**	**0**		**2,521,601**	**2,855,920**	**3,163,800**	**3,266,879**	**3,330,974**	**3,396,339**									
Operating Expenses																		
Management Fee 3.00%	-	-		75,648	85,678	94,914	98,006	99,929	101,890									
Administration	-	-	3.00%	275,877	284,153	292,678	301,458	310,502	319,817									
Maintenance and Operating	-	-	3.00%	189,312	194,991	200,841	206,866	213,072	219,464									
Utilities	-	-	3.00%	210,000	216,300	222,789	229,473	236,357	243,448									
Real estate taxes	-	-	3.00%	321,252	330,890	340,816	351,041	361,572	372,419									
Hazard insurance	-	-	3.00%	61,044	62,875	64,762	66,704	68,706	70,767									
Other 1 - Start Up	-	-	3.00%	10,000	-	-	-	-	-									
Other 2 -	-	-	3.00%	-	-	-	-	-	-									
Other 3 - AM Fee	-	-	1.00%	25,216	28,559	31,638	32,669	33,310	33,963									
Total Operating Expenses	-	-		1,168,349	1,203,446	1,248,438	1,286,218	1,323,448	1,361,768									
Replacement reserve deposits	-	-	0.00%	-	-	-	-	-	-									
Net Operating Inc. (NOI)	-	-		1,353,252	1,652,474	1,915,362	1,980,662	2,007,527	2,034,571									
Capital Spending			1,655,000	827,500	827,500													
NOI After Capital Spending				525,752	824,974	1,915,362	1,980,662	2,007,527	2,034,571									

Projected Operations	La Serena

Exhibit VI.d.7.c

Scenario 3 - Sale in 2009

	0.00% 0	0.00% 0	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009 Year of Sale	Year 4 2010
Revenue							
Rent Used	**current**	**current**		**current**	**current**	**current**	**current**
Rent Trending Rate				2.00%	2.00%	2.00%	2.00%
Gross Potential Rent	0	0		2,915,760	3,244,760	3,423,360	3,491,827
Loss to Lease and concessions	-	-	0.00%	(132,567)	(155,740)	(19,839)	-
Gross Scheduled Rent	0	0		2,783,193	3,089,020	3,403,521	3,491,827
Vacancy Rate				13.7%	11.5%	10.7%	10.0%
Vacancy	-	-		(382,173)	(354,887)	(362,726)	(349,183)
Net Rental Revenue	**0**	**0**		**2,401,020**	**2,734,133**	**3,040,795**	**3,142,644**
Laundry income	0	0	1.00%	39,600	39,996	40,396	40,800
Commercial income	0	0	1.00%	0	-	-	-
Cable Income	0	0	1.00%	0	-	-	-
Other Income	0	0	1.00%	80,981	81,791	82,609	83,435
Total Revenue	**0**	**0**		**2,521,601**	**2,855,920**	**3,163,800**	**3,266,879**
Operating Expenses							
Management Fee 3.00%	-	-		75,648	85,678	94,914	98,006
Administration	-	-	3.00%	275,877	284,153	292,678	301,458
Maintenance and Operating	-	-	3.00%	189,312	194,991	200,841	206,866
Utilities	-	-	3.00%	210,000	216,300	222,789	229,473
Real estate taxes	-	-	3.00%	321,252	330,890	340,816	351,041
Hazard insurance	-	-	3.00%	61,044	62,875	64,762	66,704
Other 1 - Start Up	-	-	3.00%	10,000	-	-	-
Other 2 -	-	-	3.00%	-	-	-	-
Other 3 - AM Fee	-	-	1.00%	25,216	28,559	31,638	32,669
Total Operating Expenses	-	-		1,168,349	1,203,446	1,248,438	1,286,218
Replacement reserve deposits	-	-	0.00%	-	-	-	-
Net Operating Inc. (NOI)	-	-		1,353,252	1,652,474	1,915,362	1,980,662
Capital Spending			1,655,000	827,500	827,500		
NOI After Capital Spending				525,752	824,974	1,915,362	1,980,662

Cash Flow	**La Serena**

Exhibit VI.d.8.a

6/29/2007

Scenario 1 - Sale in 2011

		0.00% 0	0.00% 0	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011 Year of Sale	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016
Net Operating Inc. (NOI)					**1,353,252**	**1,652,474**	**1,915,362**	**1,980,662**	**2,007,527**					
1st mortgage Debt Service					(1,622,211)	(1,622,211)	(1,622,211)	(1,622,211)	(1,622,211)					
MIP					0	0	0	0	0					
IRP Subsidy					n/a	n/a	n/a	n/a	n/a					
CF after 1st					(268,959)	30,262	293,151	358,450	385,315					
2nd mortgage Debt Service					(60,438)	(120,876)	(120,876)	(120,876)	(120,876)					
Servicing Fees					0	0	0	0	0					
Cash flow after debt service					**(329,397)**	**(90,613)**	**172,275**	**237,575**	**264,440**					
Debt Service Advance					-	-	(34,802)	(34,802)	(34,802)					
CF net of Debt Service Advance					**(329,397)**	**(90,613)**	**137,473**	**202,773**	**229,638**					
Interest Advances Drawn					329,397	90,613	0	0	0					
Interest Advance Payments					0	0	(34,802)	(34,802)	(34,802)					
Net Cash Flow					**0**	**0**	**102,671**	**167,971**	**194,836**					
GP Operating Deficiency Obligation					-	-	-	-	-					
Net Distributable Cash					**0**	**0**	**102,671**	**167,971**	**194,836**					
GP Priority Distribution Obligation					0	0	0	0	0					
Preferred Return 9%+					**0**	**0**	**0**	**0**	**0**					
Net of Preferred Return 9%+					0	0	102,671	167,971	194,836					
Return of Capital					**0**	**0**	**0**	**0**	**0**					
Net of Return of Capital					0	0	102,671	167,971	194,836					
Distribution 3					**0**	**0**	**0**	**0**	**0**					
Net of Distribution 3					0	0	102,671	167,971	194,836					
Distribution 4					**0**	**0**	**0**	**0**	**0**					
Net of Distribution 4					0	0	102,671	167,971	194,836					
Distribution 5					**0**	**0**	**0**	**0**	**0**					
Net of Distribution 5					0	0	102,671	167,971	194,836					
Distribution 6					**0**	**0**	**0**	**0**	**0**					
Net of Distribution 6					0	0	102,671	167,971	194,836					
Distribution 7					**0**	**0**	**0**	**0**	**0**					
Net of Distribution 7					0	0	102,671	167,971	194,836					
Total LP Priority Payments					**0**	**0**	**0**	**0**	**0**					
Total GP Priority Payments					**0**	**0**	**0**	**0**	**0**					
Seller Note Payment	0%				-	-	-	-	-					
CF net of Seller Note					**0**	**0**	**102,671**	**167,971**	**194,836**					
LP Note Payment	0%				-	-	-	-	-					
CF net of LP Note					**0**	**0**	**102,671**	**167,971**	**194,836**					
GP Note Payment	0%				-	-	-	-	-					
CF net of GP Note					**0**	**0**	**102,671**	**167,971**	**194,836**					
Net Available for Splits					**0**	**0**	**102,671**	**167,971**	**194,836**					
LP Share	90%				0	0	92,404	151,173	175,352					
GP Share	10%				0	0	10,267	16,797	19,484					
TOTAL LP Cash Flow Distribution					**0**	**0**	**92,404**	**151,173**	**175,352**					
TOTAL GP Cash Flow Distribution					**0**	**0**	**10,267**	**16,797**	**19,484**					

		Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011
Capmark Mortgage for Cap Ex						
Draws Against		(827,500)	(827,500)	0	0	0
Interest on Balance	7.30%	(60,438)	(120,876)	(120,876)	(120,876)	(120,876)
Payments		60,438	120,876	120,876	120,876	120,876
Balance	0	827,500	1,655,000	1,655,000	1,655,000	1,655,000
Capmark Mortgage for Interest Advances						
Draws Against		(329,397)	(90,613)	0	0	0
Interest on Balance	7.30%	(24,058)	(32,433)	(34,802)	(34,802)	(34,802)
Payments		0	0	34,802	34,802	34,802
Balance	0	353,455	476,502	476,502	476,502	476,502

Cash Flow	La Serena

Exhibit VI.d.8.c

Scenario 3 - Sale in 2009

		0.00% 0	0.00% 0	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009 Year of Sale
Net Operating Inc. (NOI)					**1,353,252**	**1,652,474**	**1,915,362**
1st mortgage Debt Service					(1,622,211)	(1,622,211)	(1,622,211)
MIP					0	0	0
IRP Subsidy					n/a	n/a	n/a
CF after 1st					(268,959)	30,262	293,151
2nd mortgage Debt Service					(60,438)	(120,876)	(120,876)
Servicing Fees					0	0	0
Cash flow after debt service					**(329,397)**	**(90,613)**	**172,275**
Debt Service Advance					-	-	(34,802)
CF net of Debt Service Advance					**(329,397)**	**(90,613)**	**137,473**
Interest Advances Drawn					329,397	90,613	0
Interest Advance Payments					0	0	(34,802)
Net Cash Flow					**0**	**0**	**102,671**
GP Operating Deficiency Obligation					-	-	-
Net Distributable Cash					**0**	**0**	**102,671**
GP Priority Distribution Obligation					0	0	0
Preferred Return 9%+					**0**	**0**	**0**
Net of Preferred Return 9%+					0	0	102,671
Return of Capital					**0**	**0**	**0**
Net of Return of Capital					0	0	102,671
Distribution 3					**0**	**0**	**0**
Net of Distribution 3					0	0	102,671
Distribution 4					**0**	**0**	**0**
Net of Distribution 4					0	0	102,671
Distribution 5					**0**	**0**	**0**
Net of Distribution 5					0	0	102,671
Distribution 6					**0**	**0**	**0**
Net of Distribution 6					0	0	102,671
Distribution 7					**0**	**0**	**0**
Net of Distribution 7					0	0	102,671
Total LP Priority Payments					**0**	**0**	**0**
Total GP Priority Payments					**0**	**0**	**0**
Seller Note Payment	0%				-	-	-
CF net of Seller Note					**0**	**0**	**102,671**
LP Note Payment	0%				-	-	-
CF net of LP Note					**0**	**0**	**102,671**
GP Note Payment	0%				-	-	-
CF net of GP Note					**0**	**0**	**102,671**
Net Available for Splits					**0**	**0**	**102,671**
LP Share	90%				0	0	92,404
GP Share	10%				0	0	10,267
TOTAL LP Cash Flow Distribution					**0**	**0**	**92,404**
TOTAL GP Cash Flow Distribution					**0**	**0**	**10,267**

Capmark Mortgage for Cap Ex				
Draws Against		(827,500)	(827,500)	0
Interest on Balance	7.30%	(60,438)	(120,876)	(120,876)
Payments		60,438	120,876	120,876
Balance	0	827,500	1,655,000	1,655,000
Capmark Mortgage for Interest Advances				
Draws Against		(329,397)	(90,613)	0
Interest on Balance	7.30%	(24,058)	(32,433)	(34,802)
Payments		0	0	34,802
Balance	0	353,455	476,502	476,502

LP Benefit Schedule **La Serena**

Scenario 3 Sale in 2009

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Totals
Ordinary Distrib. - Pre-Discont.							
Cash Flow	0	0	0	92,404	0	0	**92,404**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	
Discounted Cash Flow	0	0	0	64,041	0	0	**64,041**
Refi							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.							
Cash Flow	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	
Discounted Cash Flow	0	0	0	0	0	0	**0**
Sale							
Cash Flow	0	0	0	12,161,843	0	0	**12,161,843**
Discount Factor	1.17	1.17	1.37	1.60	1.87	2.19	
Discounted Cash Flow	0	0	0	7,593,497	0	0	**7,593,497**
Total Cash Flow	0	0	0	12,254,247	0	0	**12,254,247**
Total Discounted Cash Flow	0	0	0	7,657,538	0	0	**7,657,538**

GP Benefit Schedule — La Serena

Exhibit VI.d.10

GP Benefit Schedule

Scenario 3 — Sale in 2009

	Audited	Budgeted 2007		Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	**Totals**
Ordinary Distrib. - Pre-Discont.									
Cash Flow		0	0	0	0	10,267	0	0	**10,267**
Discount Factor		1.11	0.00	1.11	1.23	1.37	1.52	1.69	
Discounted Cash Flow		0	0	0	0	7,507	0	0	**7,507**
Refi									
Cash Flow		0	0	0	0	0	0	0	**0**
Discount Factor		1.13	0.00	1.13	1.28	1.44	1.63	1.84	
Discounted Cash Flow		0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.									
Cash Flow		0	0	0	0	0	0	0	**0**
Discount Factor		1.13	0.00	1.13	1.28	1.44	1.63	1.84	
Discounted Cash Flow		0	0	0	0	0	0	0	**0**
Sale									
Cash Flow		0	0	0	0	1,622,993	0	0	**1,622,993**
Discount Factor		1.15	0.00	1.15	1.32	1.52	1.75	2.01	**9**
Discounted Cash Flow		0	0	0	0	1,067,144	0	0	**1,067,144**
									0
Total Cash Flow		0	0	0	0	1,633,260	0	0	**1,633,260**
Total Discounted Cash Flow		0	0	0	0	1,074,651	0	0	**1,074,651**

	Interest	Capital							**Totals**
UF 74	90.0%	783,571				0	0	1,469,934	1,469,934
SPAC	10.0%	87,063				0	0	163,326	163,326
									1,633,260
		Preferred Returns and Return of Capital							
		UF 74	9.0%	Preferred Balance	783,571	854,092	930,960	0	1,014,747
		SPAC	9.0%	Preferred Balance	87,063	94,899	103,440	0	98,050
				Remaining				520,463	520,463
		Residual Splits							
		UF 74	40%	Residual				208,185	208,185
		SPAC	60%	Residual				312,278	312,278
		Total Distributions							
		UF 74		Total		0	0	1,222,932	1,222,932
		SPAC		Total		0	0	410,328	410,328
		Discounted	Cash Flow	Sale Proceeds					
		UF 74	13%	17%			0	764,197	764,197
		SPAC	11%	15%			0	269,873	269,873
		Total MM Entity						1,034,070	**1,034,070**

Exhibit VI.b.1

	Scenario 1 Unused	Scenario 2 Refi	Scenario 3 Sale
LP	0	1,540,087	3,280,793
GP	0	726,233	2,712,273
Total	0	2,266,320	5,993,066

Highest NPV: Scenario 3 - Sale

Property Information a. Tukwila Station, Southwicke & W Colonial

06/15/07

Exhibit VI.b.2

Basic Information	
Name of Property	*Tukwila Station, Southwicke & W Colonial*
Name of Local Partnership	*SP Southwike, LLC SP Tukwila LLC*
Address	
City	*Tukwilla*
State	*WA*
HUD ID#	
HFA ID#	
Type of HUD mortgage	*Conventional*
Is property a 236? ("yes" or "no", do not leave blank)	*no*
Old Reg or New Reg? ("old" or "new")	
Family, elderly or mixed?	
HAP administered by HUD or HFA?	
Date acquired	
Acquisition price	
Short property name for Fund Model	*Tukwilla*

Subsidy/regulatory information		
Total number of apartments		192
Is there a Section 8 contract?		
Percent Section 8		0%
If Section 8, date contract expires		
Amt. Of limited dividend	"none" if unlimited	*none*
Last year's cash distribution		
Balance in residual receipts	blank if "n/a"	
Balance in replacement reserve	"	*156,319*
Line 1 Part B HUD 93486 "Surplus Cash"	"	
Accrued but unpaid dividends	"	
Distribute splits in sale year? ("yes" or "no")		*yes*
Recap ID Number (Recap to Provide)		

Rents

Bedrooms	Apartments of this type	Number with Assistance	Number without Assistance	Effective Year:	Contract Rents *2007*	Utility Allowance	Section 8 FMR	Comparable Market	Other Current Rents *market*	LIHTC 60% rents	Current rents (blended)
1x1 sm	*40*		40					*656*	*656*		*656*
1x1	*60*		60					*742*	*742*		*742*
2x1	*41*		41					*887*	*887*		*887*
2x2	*43*		43					*931*	*931*		*931*
3x2	*8*		8					*1,155*	*1,155*		*1,155*
Total	**192**	**0**	**192**		**0**	**0**	**0**	**156,402**	**156,402**	**0**	**156,402**
	Averages	0.0%			**0**	**0**	**0**	**815**	**815**	**0**	**815**
(*) Market comparable rent study: source		2007 Detailed Budget + LTL				**Year:**					

Income

		2005 Trended AFS	2006 Unaudited	2007 Budgeted	Rent Schedule
Gross Potential Rent		*1,703,829*	*1,789,610*	*1,876,824*	1,876,824
Loss to Lease and concessions		*0*	*(99,474)*	*(134,813)*	
Gross scheduled Rent		*1,703,829*	1,690,136	1,742,011	
Vacancy	0.00%	*0*	*(107,064)*	*(147,227)*	8.45%
Net rental income		**1,703,829**	**1,583,072**	**1,594,784**	
Laundry income		*0*			
Utility Income		*0*			
Cable Income		*0*			
Other Income		*157,781*	*172,286*	*172,570*	
Subtotal other income		**157,781**	**172,286**	**172,570**	
Eff. Gross Income		**1,861,610**	**1,755,358**	**1,767,354**	

Expenses

Year of data		2005 Trended AFS	2006 Unaudited	2007 Budgeted	Per apt
Management Fee		50,936	48,118	51,316	267
Administration		271,572	115,272	219,269	1,142
Maintenance and Operating		280,634	333,790	260,438	1,356
Utilities		113,943	149,948	157,500	820
Real estate taxes		132,199	132,063	156,612	816
Hazard insurance		50,918	28,567	42,746	223
Other 1 -	*Laundry*	0			0
Other 2 -	*Cable*	0			0
Other 3 -	*Other Mgmt*	0			0
Replacement reserve deposits		0	62,616	62,616	326
Total Operating Expenses		**900,202**	**870,374**	**950,497**	**4,951**
Net Operating Income		**961,408**	**884,984**	**816,857**	**4,254**

Property Information b. Tukwila Station, Southwicke & W Colonial

06/15/07

Exhibit VI.b.3

Financing and Debt Service

	Aggregate Balance	Date of Balances	Accrued Interest Balance	Interest rate	Compound or simple	% of cash flow to pay note	Maturity Date	% Prepayment Fee	2005 Payment	Months remaining	Monthly P & I	Monthly P & I **OVERRIDE**
Southwicke	*2,328,390*	*12/31/05*		*7.13%*			*12/31/08*			36.00	$72,032	17,428
West Colonial	*5,745,225*	*12/31/05*		*5.24%*		100.00%	*01/11/11*			60.00	$109,052	32,543
M2M mortgage						*100.00%*						
Seller Note												
LP Note												
GP Note												
											Servicing Fees	
Total Balances	**$8,073,615**		**MIP % on 1st Mortgage**			**Annual IRP Subsidy**					**Annual Debt Service**	*$599,652*

Ownership Information — Properties owned by Monatiquot Village Associates

Name of Local General Partner (for-profit, nonprofit)	*MVA-GP*	Company address	
Name of Limited Partner (individual, fund)	*UF 1974*	Company City	
Does the GP control the LP?	*Yes*	Company State	
Management Agent (Is the manager affiliated with GP?)	*Pinnacle (no)*	Company Zip	
Number of Properties/Units in Portfolio		Company Fax/Website	

Priortity Distributions

		Annual Payment	Increase	Recipient	Accrued Balance	Accrues y/n ?
1	Distribution 1					
2	Distribution 2					
3	Distribution 3					
4	Distribution 4					
5	Distribution 5					
6	Distribution 6					
7	Distribution 7					

	GP	LP
Divide remaining portion	*5%*	*95%*

GP Loan Priority Number

GP obligation to fund Op Ex deficits

GP funds priority distribution deficits
no

Transaction Distributions	Priority # above	Payment	Recipient
Positive Capital Accounts		*$0*	

	GP	LP
Divide remaining portion	*50%*	*50%*

Southwicke	735,744	2.80%
West Colonial	1,125,867	3.25%

Assumptions — Tukwila Station, Southwicke & W Colonial

6/15/2007

Exhibit VI.b.4

Scenario 1	*Unused*	**Year 1**	*2007*
Scenario 2	*Refi*		
Scenario 3	*Sale*		

Potential Activity

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Refi	no	yes	no
Year of Refi (leave blank if no refi)		2008	
MUM	no	no	no
Tax Abatement	no	no	no

Conduit Terms

Permanent Loan Terms

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Interest Rate	6.500%	5.790%	6.500%
Amort Years	25	30	25
Annual DS constant	8.10%	7.03%	8.10%
DSC Ratio	125%	120%	125%
LTV	80%	80%	80%
Cap Rate	6.00%	6.00%	6.00%

Future Sale Terms

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Year of future sale	2006	2018	2008
Cap rate used at sale	7.00%	7.00%	6.00%
Fee percentage	3.00%	3.00%	3.00%
Closing costs - sale	40,000	40,000	40,000

Note: 1st Mortgage maturity date is: 12/31/08

Other Assumptions

	Scenario 1 Unused	Scenario 2 Refi	Scenario 3 Sale
Vacancy rate (current)	8.00%	8.00%	8.00%
Vacancy Rate (post sale)	8.00%	8.00%	8.00%
Loss to Lease percentage	3.00%	3.00%	3.00%
Management fee percentage (current	3.07%	3.07%	3.07%
Management fee percentage (post sa	3.07%	3.07%	3.07%
Closing costs - refi	20,000	20,000	20,000
Adjust Yr 1 OpEx (discretionary items	100.00%	100.00%	100.00%
Owner Percent of Resid. Receipts	100.00%	100.00%	100.00%
Loan Fee	2.50%	2.50%	2.50%
Months of DS reserves	6	6	6
Annual RR deposit per unit	300	300	300
Grant Amount	0	0	0

Rehab Amounts

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Rehab Per Unit	0	10,000	0
Rehab Trending Rate	0.00%	3.00%	0.00%
Rehab at Refinancing?	0	yes	0

Distribution and Capital Discount Factors

Bifurcation Discou 0.00%

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
LP Splits			
Ordinary Distrib. - Pre-Discont.	13.00%	13.00%	13.00%
Ordinary Distrib. - Post-Discont.	15.00%	15.00%	15.00%
Refi	15.00%	15.00%	15.00%
Sale	17.00%	17.00%	17.00%
GP Splits			
Ordinary Distrib. - Pre-Discont.	11.00%	11.00%	11.00%
Ordinary Distrib. - Post-Discont.	13.00%	13.00%	13.00%
Refi	13.00%	13.00%	13.00%
Sale	15.00%	15.00%	15.00%

Income Trending Assumptions

Contract Rent Growth	2.00%
Market Rent Growth	2.00%
Laundry income	1.00%
Utility Income	1.00%
Cable Income	1.00%
Other Income	1.00%

Expense Trending Assumptions

Administration	3.00%
Maintenance & Operating	3.00%
Utilities	3.00%
Real estate taxes	3.00%
Hazard insurance	3.00%
Other Expense 1	3.00%
Other Expense 2	3.00%
Other Expense 3	3.00%
Replacement Reserves	0.00%

Management fee of 3.07% is based on the weighted average of the two properties

Southwicke	735,744	2.80%
West Colonial	1,125,867	3.25%

Tukwila Station, Southwicke & W Colonial

Refinancing **Tukwila Station, Southwicke & W Colonial**

Scenario 2
Refi

New Loan Amount

Refi Year	2008	(01/01/2008)
NOI in 2008	905,571	
Interest Rate	5.790%	
Amortization	30	yrs
DS Constant	7.033%	
DSC Ratio	120%	
LTV	80.000%	
Cap Rate	6.000%	

Loan determined by DSC	10,729,412
Loan determined by LTV	12,074,274
Maximum new loan amount	**10,729,412**
Annual Debt Service on new loai	**754,642**

Calculation of Refi Proceeds

Sources

	Aggregate	Per apt
New 1st Loan	10,729,412	55,882
Owner share of residual receipts	0	0
Reserves for Replacement	156,319	814
Grants	0	0
Total sources	**10,885,731**	**56,697**

Uses

	Aggregate	Per apt
Payment of Southwicke	2,235,988	11,646
Prepayment fee for Southwicke	0	0
Payment of West Colonial	5,561,605	28,967
Prepayment Fee for West Colonial	0	0
Payment of M2M mortgage	0	0
Payment of Seller Note	0	0
Payment of LP Note	0	0
Payment of GP Note	0	0
Rehab	1,977,600	10,300
Loan fees at 2.50%	268,235	1,397
Closing costs	20,000	104
Initial Deposit to RR	57,600	300
Debt Svc Res.	377,321	1,965
Total uses	**10,498,349**	**54,679**

Excess/Shortfall (Sources minus Uses)	**387,382**
Excess/Shortfall prior to paying Seller & GP note	**387,382**

Sharing of Proceeds

Cash Availible for Priority Distribution		**387,382**
Priority payments to the LP		0
Priority Payments to the GP		0
Cash available to Partnership		**387,382**
LP return of Capital		0
Net of LP return of capital		**387,382**
GP return of Capital		0
Net of GP return of capital		**387,382**
LP share	50%	193,691
GP share	50%	193,691
Total LP Share of Refi Proceeds		**193,691**
Total GP Share of Refi Proceeds		**193,691**

Sale	**Tukwila Station, Southwicke & W Colonial**

6/15/2007

Exhibit VI.b.6

Sale **a Station, Southwicke & W Colonial**

Scenario 1
Unused

Year of Sale		**2006**	(12/31/2006)
NOI in 2007		**816,857**	
Cap Rate		7.000%	
Market Value		**11,669,386**	
Fees (3.00%)		(350,082)	
Closing costs		(40,000)	
Replacement reserves		156,319	
Refi Debt Service Reserves		0	
Share of residual receipts		n/a	
Proceeds net of fees		**11,435,623**	
Payment of Southwicke		(2,283,831)	
Prepayment fee for Southwicke		0	
Payment of West Colonial		0	
Prepayment Fee for West Colonial		0	
Proceeds net of loan repayments		**9,151,792**	
Payment of M2M mortgage		#N/A	
Proceeds net of M2M mortgage		**#N/A**	
Payment of Seller Note		#N/A	
Proceeds net of Seller Note		**#N/A**	
Payment of LP Note		#N/A	
Payment of GP Note		#N/A	
Cash Availible for Priority Distributi		**#N/A**	
Priority payments to the LP		0	
Priority Payments to the GP		0	
Net available to Partnership		**#N/A**	
LP return of Capital		0	
Net of LP return of capital		**#N/A**	
GP return of Capital		0	
Net of GP return of capital		**#N/A**	
LP share	50%	#N/A	
GP share	50%	#N/A	
TOTAL LP		**#N/A**	
TOTAL GP		**#N/A**	

Sale **a Station, Southwicke & W Colonial**

Scenario 2
Refi

Year of Sale		**2018**	(12/31/2018)
NOI in 2019		**997,033**	
Cap Rate		7.000%	
Market Value		**14,243,334**	
Fees (3.00%)		(427,300)	
Closing costs		(40,000)	
Replacement reserves		57,600	
Refi Debt Service Reserves		377,321	
Share of residual receipts		0	
Proceeds net of fees		**14,210,955**	
Payment of Southwicke		(8,663,009)	
Prepayment fee for Southwicke		0	
Payment of West Colonial		n/a	
Prepayment Fee for West Colonial		n/a	
Proceeds net of loan repayments		**5,547,946**	
Payment of M2M mortgage		0	
Proceeds net of M2M mortgage		**5,547,946**	
Payment of Seller Note		0	
Proceeds net of Seller Note		**5,547,946**	
Payment of LP Note		0	
Payment of GP Note		0	
Net proceeds available for sharing		**5,547,946**	
Priority payments to the LP		0	
Priority Payments to the GP		0	
Net available to Partnership		**5,547,946**	
LP return of Capital		0	
Net of LP return of capital		**5,547,946**	
GP return of Capital		0	
Net of GP return of capital		**5,547,946**	
LP share	50%	2,773,973	
GP share	50%	2,773,973	
TOTAL LP		**2,773,973**	
TOTAL GP		**2,773,973**	

Sale **a Station, Southwicke & W Colonial**

Scenario 3
Sale

Year of Sale		**2008**
NOI in 2009		**909,512**
Cap Rate		6.000%
Market Value		**15,158,532**
Fees (3.00%)		(454,756)
Closing costs		(40,000)
Replacement reserves		156,319
Refi Debt Service Reserves		0
Share of residual receipts		0
Proceeds net of fees		**14,820,095**
Payment of Southwicke		(2,184,621)
Prepayment fee for Southwicke		0
Payment of West Colonial		(5,561,605)
Prepayment Fee for West Colonial		0
Proceeds net of loan repayments		**7,073,869**
Payment of M2M mortgage		0
Proceeds net of M2M mortgage		**7,073,869**
Payment of Seller Note		0
Proceeds net of Seller Note		**7,073,869**
Payment of LP Note		0
Payment of GP Note		0
Net proceeds available for sharing		**7,073,869**
Priority payments to the LP		0
Priority Payments to the GP		0
Net available to Partnership		**7,073,869**
LP return of Capital		0
Net of LP return of capital		**7,073,869**
GP return of Capital		0
Net of GP return of capital		**7,073,869**
LP share	50%	3,536,935
GP share	50%	3,536,935
TOTAL LP		**3,536,935**
TOTAL GP		**3,536,935**

Projected Operations **Tukwila Station, Southwicke & W Colonial** 6/15/2007

Exhibit VI.b.7.b

Scenario 2 - Refi

	Trended AFS 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008 Year of Refi	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018 Year of Sale	Year 13 2019
Revenue																
Rent Used	current	current		current	current	current	current	current	current	current	current	current	current	current	current	market
Rent Trending Rate				2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Gross Potential Rent	1,703,829	1,789,610		1,876,824	1,914,360	1,952,648	1,991,701	2,031,535	2,072,165	2,113,609	2,155,881	2,198,998	2,242,978	2,287,838	2,333,595	2,380,267
Loss to Lease and concessions	-	(99,474)	3.00%	(134,813)	(57,431)	(58,579)	(59,751)	(60,946)	(62,165)	(63,408)	(64,676)	(65,970)	(67,289)	(68,635)	(70,008)	(71,408)
Gross Scheduled Rent	1,703,829	1,690,136		1,742,011	1,856,930	1,894,068	1,931,950	1,970,589	2,010,000	2,050,200	2,091,204	2,133,028	2,175,689	2,219,203	2,263,587	2,308,859
Vacancy Rate				8.5%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Vacancy	-	(107,064)		(147,227)	(148,554)	(151,525)	(154,556)	(157,647)	(160,800)	(164,016)	(167,296)	(170,642)	(174,055)	(177,536)	(181,087)	(184,709)
Net Rental Revenue	**1,703,829**	**1,583,072**		**1,594,784**	**1,708,375**	**1,742,543**	**1,777,394**	**1,812,942**	**1,849,200**	**1,886,184**	**1,923,908**	**1,962,386**	**2,001,634**	**2,041,667**	**2,082,500**	**2,124,150**
Laundry income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-	-	-
Utility Income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-	-	-
Cable Income	0	0	1.00%	0	-	-	-	-	-	-	-	-	-	-	-	-
Other Income	157,781	172,286	1.00%	172,570	174,296	176,039	177,799	179,577	181,373	183,187	185,018	186,869	188,737	190,625	192,531	194,456
Total Revenue	**1,861,610**	**1,755,358**		**1,767,354**	**1,882,671**	**1,918,581**	**1,955,193**	**1,992,519**	**2,030,573**	**2,069,371**	**2,108,926**	**2,149,255**	**2,190,371**	**2,232,291**	**2,275,031**	**2,318,606**
Operating Expenses																
Management Fee 3.07%	50,936	48,118		51,316	57,839	58,942	60,066	61,213	62,382	63,574	64,789	66,028	67,292	68,579	69,892	71,231
Administration	271,572	115,272	3.00%	219,269	225,847	232,622	239,601	246,789	254,193	261,819	269,673	277,763	286,096	294,679	303,520	312,625
Maintenance and Operating	280,634	333,790	3.00%	260,438	268,251	276,299	284,588	293,125	301,919	310,977	320,306	329,915	339,813	350,007	360,507	371,322
Utilities	113,943	149,948	3.00%	157,500	162,225	167,092	172,105	177,268	182,586	188,063	193,705	199,516	205,502	211,667	218,017	224,557
Real estate taxes	132,199	132,063	3.00%	156,612	161,310	166,150	171,134	176,268	181,556	187,003	192,613	198,391	204,343	210,473	216,788	223,291
Hazard insurance	50,918	28,567	3.00%	42,746	44,028	45,349	46,710	48,111	49,554	51,041	52,572	54,149	55,774	57,447	59,170	60,946
Other 1 - Laundry	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-	-	-
Other 2 - Cable	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-	-	-
Other 3 - Other Mgmt	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Operating Expenses	900,202	807,758		887,881	919,500	946,454	974,204	1,002,774	1,032,190	1,062,477	1,093,659	1,125,764	1,158,819	1,192,853	1,227,894	1,263,973
Replacement reserve deposits	-	62,616	0.00%	62,616	57,600	57,600	57,600	57,600	57,600	57,600	57,600	57,600	57,600	57,600	57,600	57,600
Net Operating Inc. (NOI)	961,408	884,984		816,857	905,571	914,528	923,389	932,144	940,783	949,294	957,668	965,891	973,952	981,838	989,537	997,033

Projected Operations — Tukwila Station, Southwicke & W Colonial

Exhibit VI.b.7.c

Scenario 3 - Sale

	Trended AFS 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008 Year of Sale	Year 3 2009
Revenue						
Rent Used	**current**	**current**		**current**	**current**	**market**
Rent Trending Rate				2.00%	2.00%	2.00%
Gross Potential Rent	1,703,829	1,789,610		1,876,824	1,914,360	1,952,648
Loss to Lease and concessions	-	(99,474)	3.00%	(134,813)	(57,431)	(58,579)
Gross Scheduled Rent	1,703,829	1,690,136		1,742,011	1,856,930	1,894,068
Vacancy Rate				8.5%	8.0%	8.0%
Vacancy	-	(107,064)		(147,227)	(148,554)	(151,525)
Net Rental Revenue	**1,703,829**	**1,583,072**		**1,594,784**	**1,708,375**	**1,742,543**
Laundry income	0	0	1.00%	0	-	-
Utility Income	0	0	1.00%	0	-	-
Cable Income	0	0	1.00%	0	-	-
Other Income	157,781	172,286	1.00%	172,570	174,296	176,039
Total Revenue	**1,861,610**	**1,755,358**		**1,767,354**	**1,882,671**	**1,918,581**
Operating Expenses						
Management Fee 3.07%	50,936	48,118		51,316	57,839	58,942
Administration	271,572	115,272	3.00%	219,269	225,847	232,622
Maintenance and Operating	280,634	333,790	3.00%	260,438	268,251	276,299
Utilities	113,943	149,948	3.00%	157,500	162,225	167,092
Real estate taxes	132,199	132,063	3.00%	156,612	161,310	166,150
Hazard insurance	50,918	28,567	3.00%	42,746	44,028	45,349
Other 1 - Laundry	-	-	3.00%	-	-	-
Other 2 - Cable	-	-	3.00%	-	-	-
Other 3 - Other Mgmt	-	-	3.00%	-	-	-
Total Operating Expenses	900,202	807,758		887,881	919,500	946,454
Replacement reserve deposits	-	62,616	0.00%	62,616	62,616	62,616
Net Operating Inc. (NOI)	961,408	884,984		816,857	900,555	909,512

Cash Flow **Tukwila Station, Southwicke & W Colonial**

Exhibit VI.b.8.b

6/15/2007

Scenario 1 - Unused

		Trended AFS 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018
						Year of Refi										Year of Sale
Net Operating Inc. (NOI)		**961,408**	**884,984**		**816,857**	**905,571**	**914,528**	**923,389**	**932,144**	**940,783**	**949,294**	**957,668**	**965,891**	**973,952**	**981,838**	**989,537**
Southwicke Debt Service		(209,136)	(209,136)		(209,136)	(754,642)	(754,642)	(754,642)	(754,642)	(754,642)	(754,642)	(754,642)	(754,642)	(754,642)	(754,642)	(754,642)
MIP		0	0		0	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
IRP Subsidy		n/a	n/a		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CF after 1st		752,272	675,848		607,721	150,928	159,886	168,747	177,502	186,141	194,652	203,025	211,249	219,310	227,196	234,895
West Colonial Debt Service		(390,516)	(390,516)		(390,516)	0	0	0	0	0	0	0	0	0	0	0
Servicing Fees	0				0	0	0	0	0	0	0	0	0	0	0	0
Cash flow after debt service		**361,756**	**285,332**		**217,205**	**150,928**	**159,886**	**168,747**	**177,502**	**186,141**	**194,652**	**203,025**	**211,249**	**219,310**	**227,196**	**234,895**
M2M mortgage	100%	-	-		-	-	-	-	-	-	-	-	-	-	-	-
CF net of M2M mortgage		**361,756**	**285,332**		**217,205**	**150,928**	**159,886**	**168,747**	**177,502**	**186,141**	**194,652**	**203,025**	**211,249**	**219,310**	**227,196**	**234,895**
Allowable Distribution		n/a	n/a		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Residual Receipts Deposit		-	-		-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Flow		**361,756**	**285,332**		**217,205**	**150,928**	**159,886**	**168,747**	**177,502**	**186,141**	**194,652**	**203,025**	**211,249**	**219,310**	**227,196**	**234,895**
GP Operating Deficiency Obligation					-	-	-	-	-	-	-	-	-	-	-	-
Net Distributable Cash					**217,205**	**150,928**	**159,886**	**168,747**	**177,502**	**186,141**	**194,652**	**203,025**	**211,249**	**219,310**	**227,196**	**234,895**
GP Priority Distribution Obligation					0	0	0	0	0	0	0	0	0	0	0	0
Distribution 1					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 1					217,205	150,928	159,886	168,747	177,502	186,141	194,652	203,025	211,249	219,310	227,196	234,895
Distribution 2					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 2					217,205	150,928	159,886	168,747	177,502	186,141	194,652	203,025	211,249	219,310	227,196	234,895
Distribution 3					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 3					217,205	150,928	159,886	168,747	177,502	186,141	194,652	203,025	211,249	219,310	227,196	234,895
Distribution 4					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 4					217,205	150,928	159,886	168,747	177,502	186,141	194,652	203,025	211,249	219,310	227,196	234,895
Distribution 5					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 5					217,205	150,928	159,886	168,747	177,502	186,141	194,652	203,025	211,249	219,310	227,196	234,895
Distribution 6					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 6					217,205	150,928	159,886	168,747	177,502	186,141	194,652	203,025	211,249	219,310	227,196	234,895
Distribution 7					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 7					217,205	150,928	159,886	168,747	177,502	186,141	194,652	203,025	211,249	219,310	227,196	234,895
Total LP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Total GP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Seller Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-	-	-
CF net of Seller Note		**361,756**	**285,332**		**217,205**	**150,928**	**159,886**	**168,747**	**177,502**	**186,141**	**194,652**	**203,025**	**211,249**	**219,310**	**227,196**	**234,895**
LP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-	-	-
CF net of LP Note		**361,756**	**285,332**		**217,205**	**150,928**	**159,886**	**168,747**	**177,502**	**186,141**	**194,652**	**203,025**	**211,249**	**219,310**	**227,196**	**234,895**
GP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-	-	-
CF net of GP Note		**361,756**	**285,332**		**217,205**	**150,928**	**159,886**	**168,747**	**177,502**	**186,141**	**194,652**	**203,025**	**211,249**	**219,310**	**227,196**	**234,895**
Net Available for Splits			**285,332**		**217,205**	**150,928**	**159,886**	**168,747**	**177,502**	**186,141**	**194,652**	**203,025**	**211,249**	**219,310**	**227,196**	**234,895**
LP Share	95%				206,345	143,382	151,892	160,310	168,627	176,834	184,920	192,874	200,686	208,344	215,837	223,150
GP Share	5%				10,860	7,546	7,994	8,437	8,875	9,307	9,733	10,151	10,562	10,965	11,360	11,745
TOTAL LP Cash Flow Distribution					**206,345**	**143,382**	**151,892**	**160,310**	**168,627**	**176,834**	**184,920**	**192,874**	**200,686**	**208,344**	**215,837**	**223,150**
TOTAL GP Cash Flow Distribution					**10,860**	**7,546**	**7,994**	**8,437**	**8,875**	**9,307**	**9,733**	**10,151**	**10,562**	**10,965**	**11,360**	**11,745**

Cash Flow **Tukwila Station, Southwicke & W Colonial**

Exhibit VI.b.8.c

Scenario 3 - Sale

		Trended AFS 2005	Unaudited 2006	Trending Rate	Budgeted 2007	Year 2 2008 Year of Sale
Net Operating Inc. (NOI)		**961,408**	**884,984**		**816,857**	**900,555**
Southwicke Debt Service		(209,136)	(209,136)		(209,136)	(209,136)
MIP		0	0		0	0
IRP Subsidy		n/a	n/a		n/a	n/a
CF after 1st		752,272	675,848		607,721	691,419
West Colonial Debt Service		(390,516)	(390,516)		(390,516)	0
Servicing Fees	0				0	0
Cash flow after debt service		**361,756**	**285,332**		**217,205**	**691,419**
M2M mortgage	100%	-	-		-	-
CF net of M2M mortgage		**361,756**	**285,332**		**217,205**	**691,419**
Allowable Distribution		n/a	n/a		n/a	n/a
Residual Receipts Deposit		-	-		-	-
Net Cash Flow		**361,756**	**285,332**		**217,205**	**691,419**
GP Operating Deficiency Obligation					-	-
Net Distributable Cash					**217,205**	**691,419**
GP Priority Distribution Obligation					0	0
Distribution 1					**0**	**0**
Net of Distribution 1					217,205	691,419
Distribution 2					**0**	**0**
Net of Distribution 2					217,205	691,419
Distribution 3					**0**	**0**
Net of Distribution 3					217,205	691,419
Distribution 4					**0**	**0**
Net of Distribution 4					217,205	691,419
Distribution 5					**0**	**0**
Net of Distribution 5					217,205	691,419
Distribution 6					**0**	**0**
Net of Distribution 6					217,205	691,419
Distribution 7					**0**	**0**
Net of Distribution 7					217,205	691,419
Total LP Priority Payments					**0**	**0**
Total GP Priority Payments					**0**	**0**
Seller Note Payment	0%	-	-		-	-
CF net of Seller Note		**361,756**	**285,332**		**217,205**	**691,419**
LP Note Payment	0%	-	-		-	-
CF net of LP Note		**361,756**	**285,332**		**217,205**	**691,419**
GP Note Payment	0%	-	-		-	-
CF net of GP Note		**361,756**	**285,332**		**217,205**	**691,419**
Net Available for Splits			**285,332**		**217,205**	**691,419**
LP Share	95%				206,345	656,848
GP Share	5%				10,860	34,571
TOTAL LP Cash Flow Distribution					**206,345**	**656,848**
TOTAL GP Cash Flow Distribution					**10,860**	**34,571**

LP Benefit Schedule Tukwila Station, Southwicke & W Colonial

Scenario 1 Unused

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.17	1.17	1.37	1.60	1.87	2.19	2.57	3.00	3.51	4.11	4.81	5.62	6.58	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Total Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Total Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**

LP Benefit Schedule Tukwila Station, Southwicke & W Colonial

Scenario 2 Refi

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	206,345	0	0	0	0	0	0	0	0	0	0	0	**206,345**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	182,606	0	0	0	0	0	0	0	0	0	0	0	**182,606**
Refi														
Cash Flow	0	0	193,691	0	0	0	0	0	0	0	0	0	0	**193,691**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	146,458	0	0	0	0	0	0	0	0	0	0	**146,458**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	143,382	151,892	160,310	168,627	176,834	184,920	192,874	200,686	208,344	215,837	223,150	**2,026,855**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	108,417	99,871	91,658	83,837	76,450	69,518	63,051	57,048	51,500	46,393	41,708	**789,451**
Sale														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	2,773,973	**2,773,973**
Discount Factor	1.17	1.17	1.37	1.60	1.87	2.19	2.57	3.00	3.51	4.11	4.81	5.62	6.58	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	421,572	**421,572**
Total Cash Flow	0	206,345	337,073	151,892	160,310	168,627	176,834	184,920	192,874	200,686	208,344	215,837	2,997,123	**5,200,864**
Total Discounted Cash Flow	0	182,606	254,876	99,871	91,658	83,837	76,450	69,518	63,051	57,048	51,500	46,393	463,280	**1,540,087**

LP Benefit Schedule Tukwila Station, Southwicke & W Colonial

Scenario 3 Sale

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	206,345	656,848	0	0	0	0	0	0	0	0	0	0	**863,192**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	182,606	514,408	0	0	0	0	0	0	0	0	0	0	**697,014**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale														
Cash Flow	0	0	3,536,935	0	0	0	0	0	0	0	0	0	0	**3,536,935**
Discount Factor	1.17	1.17	1.37	1.60	1.87	2.19	2.57	3.00	3.51	4.11	4.81	5.62	6.58	
Discounted Cash Flow	0	0	2,583,779	0	0	0	0	0	0	0	0	0	0	**2,583,779**
Total Cash Flow	0	206,345	4,193,782	0	0	0	0	0	0	0	0	0	0	**4,400,127**
Total Discounted Cash Flow	0	182,606	3,098,187	0	0	0	0	0	0	0	0	0	0	**3,280,793**

Exhibit VI.b.10

GP Benefit Schedule Tukwila Station, Southwicke & W Colonial

Scenario 1 Unused

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	3.15	3.50	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Total Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Total Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**

GP Benefit Schedule Tukwila Station, Southwicke & W Colonial

Scenario 2 Refi

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	10,860	0	0	0	0	0	0	0	0	0	0	0	**10,860**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	3.15	3.50	
Discounted Cash Flow	0	9,784	0	0	0	0	0	0	0	0	0	0	0	**9,784**
Refi														
Cash Flow	0	0	193,691	0	0	0	0	0	0	0	0	0	0	**193,691**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	151,688	0	0	0	0	0	0	0	0	0	0	**151,688**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	7,546	7,994	8,437	8,875	9,307	9,733	10,151	10,562	10,965	11,360	11,745	**106,677**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	5,910	5,540	5,175	4,817	4,470	4,137	3,819	3,516	3,230	2,961	2,710	**46,285**
Sale														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	2,773,973	**2,773,973**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	518,475	**518,475**
Total Cash Flow	0	10,860	201,237	7,994	8,437	8,875	9,307	9,733	10,151	10,562	10,965	11,360	2,785,718	**3,085,201**
Total Discounted Cash Flow	0	9,784	157,598	5,540	5,175	4,817	4,470	4,137	3,819	3,516	3,230	2,961	521,185	**726,233**

GP Benefit Schedule Tukwila Station, Southwicke & W Colonial

Scenario 3 Sale

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Totals
Ordinary Distrib. - Pre-Discont.														
Cash Flow	0	10,860	34,571	0	0	0	0	0	0	0	0	0	0	**45,431**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	3.15	3.50	
Discounted Cash Flow	0	9,784	28,059	0	0	0	0	0	0	0	0	0	0	**37,843**
Refi														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.														
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale														
Cash Flow	0	0	3,536,935	0	0	0	0	0	0	0	0	0	0	**3,536,935**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	
Discounted Cash Flow	0	0	2,674,431	0	0	0	0	0	0	0	0	0	0	**2,674,431**
Total Cash Flow	0	10,860	3,571,505	0	0	0	0	0	0	0	0	0	0	**3,582,366**
Total Discounted Cash Flow	0	9,784	2,702,489	0	0	0	0	0	0	0	0	0	0	**2,712,273**

Valuation Summary — Village Green

Exhibit VI.c.1

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
LP	2,933,914	1,887,539	5,698,292
GP	2,549,329	954,198	5,600,203
Total	5,483,243	2,841,737	11,298,495

Highest NPV: Scenario 3 - Sale

Property Information a. — Village Green

06/29/07

Exhibit VI.c.2

Basic Information	
Name of Property	*Village Green*
Name of Local Partnership	*SP Village Green, LLC*
Address	
City	*Santa Maria*
State	*CA*
HUD ID#	
HFA ID#	
Type of HUD mortgage	*Conventional*
Is property a 236? ("yes" or "no", do not leave blank)	*no*
Old Reg or New Reg? ("old" or "new")	
Family, elderly or mixed?	
HAP administered by HUD or HFA?	
Date acquired	
Acquisition price	
Short property name for Fund Model	*Village Green*

Subsidy/regulatory information			
Total number of apartments		460	
Is there a Section 8 contract?			
Percent Section 8		0%	
If Section 8, date contract expires			
Amt. Of limited dividend	"none" if unlimited	*none*	
Last year's cash distribution			
Balance in residual receipts	blank if "n/a"		2006 AFS
Balance in replacement reserve After 2007 Dra	"	*149,983*	*490,711*
Line 1 Part B HUD 93486 "Surplus Cash"	"		
Accrued but unpaid dividends	"		
Distribute splits in sale year? ("yes" or "no")		*yes*	
Recap ID Number (Recap to Provide)			

Rents

Bedrooms	Apartments of this type	Number with Assistance	Number without Assistance	Effective Year:	Contract Rents *2007*	Utility Allowance	Section 8 FMR	Comparable Market	Other Current Rents *market*	LIHTC 60% rents	Current rents (blended)
studio	*92*		92				*856*	*695*	*695*		*695*
loft	*28*		28				*956*	*802*	*802*		*802*
1	*160*		160				*1,073*	*827*	*827*		*827*
2	*171*		171				*1,413*	*999*	*999*		*999*
3	*9*		9				*1,613*	*1,368*	*1,368*		*1,368*
Total	**460**	**0**	**460**		**0**	**0**	**533,340**	**401,788**	**401,788**	**0**	**401,788**
	Averages	0.0%			**0**	**0**	**1,159**	**873**	**873**	**0**	**873**
(*) Market comparable rent study: source			Current Rents			**Year:**					

Income

		2005 Audited	2006 Unaudited	2007 Reforecast	Rent Schedule
Gross Potential Rent		*4,863,035*	*4,949,280*	*4,821,460*	4,821,460
Loss to Lease and concessions		*(162,517)*	*(232,340)*	*(95,935)*	*1.99%*
Gross scheduled Rent		4,700,518	4,716,940	4,725,525	
Vacancy	*14.45%*	*(679,278)*	*(1,508,746)*	*(919,404)*	*19.46%*
Net rental income		**4,021,240**	**3,208,194**	**3,806,121**	
Laundry income					
Commercial income					
Cable Income					
Other Income		*188,293*	*104,458*	*171,215*	
Subtotal other income		**188,293**	**104,458**	**171,215**	
Eff. Gross Income		**4,209,533**	**3,312,652**	**3,977,336**	

Expenses

Year of data			2005 Audited	2006 Unaudited	2007 Reforecast	Per apt
Management Fee			118,796	95,683	120,011	261
Administration			467,990	284,562	493,299	1,072
Maintenance and Operating			1,206,711	911,840	776,452	1,688
Utilities			378,281	429,127	559,469	1,216
Real estate taxes			256,536	275,707	261,166	568
Hazard insurance			102,602	135,389	128,985	280
Other 1	-	*Laundry*			0	0
Other 2	-	*Cable*			0	0
Other 3	-	*Other Mgmt*			0	0
Replacement reserve deposits				72,450	144,900	315
Total Operating Expenses			**2,530,916**	**2,204,758**	**2,484,282**	**5,401**
Net Operating Income			**1,678,617**	**1,107,894**	**1,493,054**	**3,246**

Property Information b. **Village Green** *06/29/07*

Exhibit VI.c.3

Financing and Debt Service	Aggregate Balance	Date of Balances	Accrued Interest Balance	Interest rate	Compound or simple	% of cash flow to pay note	Maturity Date	% Prepayment Fee	2005 Payment	Months remaining	Monthly P & I	Monthly P & I **OVERRIDE**
1st mortgage	*17,731,870*	*12/31/05*		*6.99%*			*12/01/11*			71.00	$305,655	134,167
2nd mortgage	*6,403,816*	*12/31/05*		*5.55%*		100.00%	*03/01/14*	*2.00%*		98.00	$81,417	36,899
M2M Note						*100.00%*						
Seller Note												
LP Note												
GP Deficit Note	*676,125*	*12/31/06*	*25,704*	*12.00%*								
											Servicing Fees	
Total Balances	**$24,811,811**	**MIP % on 1st Mortgage**			**Annual IRP Subsidy**						**Annual Debt Service**	*$2,052,790*

Ownership Information	Properties owned by Monatiquot Village Associates		
Name of Local General Partner (for-profit, nonprofit)	*MVA-GP*	Company address	
Name of Limited Partner (individual, fund)	*UF 1974*	Company City	
Does the GP control the LP?	*Yes*	Company State	
Management Agent (Is the manager affiliated with GP?)	*Riverstone (no)*	Company Zip	
Number of Properties/Units in Portfolio		Company Fax/Website	

Priortity Distributions		Annual Payment	Increase	Recipient	Accrued Balance	Accrues y/n ?
1	Distribution 1					
2	Distribution 2					
3	Distribution 3					
4	Distribution 4					
5	Distribution 5					
6	Distribution 6					
7	Distribution 7					

	GP	LP
Divide remaining portion	*5%*	*95%*

GP Loan Priority Number
GP obligation to fund Op Ex deficits
GP funds priority distribution deficits
no

Export Benefits to Fund Model	
GP	*0%*
LP	*100%*

Transaction Distributions	Priority # above	Payment	Recipient
Positive Capital Accounts		*$0*	

	GP	LP
Divide remaining portion	*50%*	*50%*

Assumptions — Village Green

6/29/2007

Exhibit VI.c.4

Scenario 1	*Hold*	**Year 1**	*2007*
Scenario 2	*Refi*		
Scenario 3	*Sale*		

Potential Activity

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Refi	*no*	*yes*	*no*
Year of Refi (leave blank if no refi)		*2011*	
MUM	*no*	*no*	*no*
Tax Abatement	*no*	*no*	*no*

Permanent Loan Terms

	Scenario 1 Hold	Scenario 2 Refi (Conduit Terms)	Scenario 3 Sale
Interest Rate	*7.000%*	*5.790%*	*7.000%*
Amort Years	*25*	*30*	*25*
Annual DS constant	8.48%	7.03%	8.48%
DSC Ratio	*125%*	*120%*	*125%*
LTV	*80%*	*80%*	*80%*
Cap Rate	*6.00%*	*5.00%*	*6.00%*

Future Sale Terms

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Year of future sale	*2010*	*2021*	*2008*
Cap rate used at sale	*6.00%*	*6.00%*	*5.00%*
Fee percentage	*3.00%*	*3.00%*	*3.00%*
Closing costs - sale	*40,000*	*40,000*	*40,000*

Note: 1st Mortgage maturity date is: 12/01/11

Other Assumptions

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Vacancy rate (current)	*7.00%*	*7.00%*	*7.00%*
Vacancy Rate (post sale)	*7.00%*	*7.00%*	*7.00%*
Loss to Lease percentage	*3.00%*	*3.00%*	*3.00%*
Management fee percentage (current	*2.75%*	*2.75%*	*2.75%*
Management fee percentage (post sa	*2.75%*	*2.75%*	*2.75%*
Closing costs - refi	*20,000*	*20,000*	*20,000*
Adjust Yr 1 OpEx (discretionary items	*100.00%*	*100.00%*	*100.00%*
Owner Percent of Resid. Receipts	*100.00%*	*100.00%*	*100.00%*
Loan Fee	*2.50%*	*2.50%*	*2.50%*
Months of DS reserves	*6*	*6*	*6*
Annual RR deposit per unit	*300*	*300*	*300*
Grant Amount	*0*	*0*	*0*

Rehab Amounts

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
Rehab Per Unit	*0*	*0*	*0*
Rehab Trending Rate	*0.00%*	*3.00%*	*0.00%*
Rehab at Refinancing?	*0*	*0.0%*	*0*

Distribution and Capital Discount Factors

Bifurcation Discou *0.00%*

	Scenario 1 Hold	Scenario 2 Refi	Scenario 3 Sale
LP Splits			
Ordinary Distrib. - Pre-Discont.	*13.00%*	*13.00%*	*13.00%*
Ordinary Distrib. - Post-Discont.	*15.00%*	*15.00%*	*15.00%*
Refi	*15.00%*	*15.00%*	*15.00%*
Sale	*17.00%*	*17.00%*	*17.00%*
GP Splits			
Ordinary Distrib. - Pre-Discont.	*11.00%*	*11.00%*	*11.00%*
Ordinary Distrib. - Post-Discont.	*13.00%*	*13.00%*	*13.00%*
Refi	*13.00%*	*13.00%*	*13.00%*
Sale	*15.00%*	*15.00%*	*15.00%*

Income Trending Assumptions

Contract Rent Growth	*2.00%*
Market Rent Growth	*2.00%*
Laundry income	*1.00%*
Commercial income	*1.00%*
Cable Income	*1.00%*
Other Income	*1.00%*

Expense Trending Assumptions

Administration	*3.00%*
Maintenance & Operating	*3.00%*
Utilities	*3.00%*
Real estate taxes	*3.00%*
Hazard insurance	*3.00%*
Other Expense 1	*3.00%*
Other Expense 2	*3.00%*
Other Expense 3	*3.00%*
Replacement Reserves	*0.00%*

Village Green

Refinancing — Village Green

Scenario 2
Refi

New Loan Amount

Refi Year	2011	(01/01/2011)
NOI in 2011	2,115,849	
Interest Rate	5.790%	
Amortization	30	yrs
DS Constant	7.033%	
DSC Ratio	120%	
LTV	80.000%	
Cap Rate	5.000%	
Loan determined by DSC	25,069,079	
Loan determined by LTV	33,853,589	
Maximum new loan amount	**25,069,079**	
Annual Debt Service on new loai	**1,763,208**	

Calculation of Refi Proceeds

Sources

	Aggregate	Per apt
New 1st Loan	25,069,079	54,498
Owner share of residual receipts	0	0
Reserves for Replacement	149,983	326
Grants	0	0
Total sources	**25,219,062**	**54,824**

Uses

	Aggregate	Per apt
Payment of 1st mortgage	15,521,744	33,743
Prepayment fee for 1st mortgage	0	0
Payment of 2nd mortgage	6,465,252	14,055
Prepayment Fee for 2nd mortgage	129,305	281
Payment of M2M Note	0	0
Payment of Seller Note	0	0
Payment of LP Note	0	0
Payment of GP Deficit Note	2,618,582	5,693
Rehab	n/a	n/a
Loan fees at 2.50%	626,727	1,362
Closing costs	20,000	43
Initial Deposit to RR	138,000	300
Debt Svc Res.	881,604	1,917
Total uses	**26,401,214**	**57,394**

Excess/Shortfall (Sources minus Uses)	**(1,182,152)**
Excess/Shortfall prior to paying Seller & GP note	**1,436,430**

Sharing of Proceeds

Cash Availible for Priority Distribution		**0**
Priority payments to the LP		0
Priority Payments to the GP		0
Cash available to Partnership		**0**
LP return of Capital		0
Net of LP return of capital		**0**
GP return of Capital		0
Net of GP return of capital		**0**
LP share	50%	0
GP share	50%	0
Total LP Share of Refi Proceeds		**0**
Total GP Share of Refi Proceeds		**0**

Exhibit VI.c.6

Sale	Village Green		Sale	Village Green		Sale	Village Green
Scenario 1 Hold			**Scenario 2 Refi**			**Scenario 3 Sale**	
Year of Sale	**2010**	(12/31/2010)	**Year of Sale**	**2021**	(12/31/2021)	**Year of Sale**	**2008**
NOI in 2011	**2,108,949**		**NOI in 2022**	**2,290,395**		**NOI in 2009**	**2,071,137**
Cap Rate	6.000%		Cap Rate	6.000%		Cap Rate	5.000%
Market Value	**35,149,155**		**Market Value**	**38,173,248**		**Market Value**	**41,422,746**
Fees (3.00%)	(1,054,475)		Fees (3.00%)	(1,145,197)		Fees (3.00%)	(1,242,682)
Closing costs	(40,000)		Closing costs	(40,000)		Closing costs	(40,000)
Replacement reserves	149,983		Replacement reserves	138,000		Replacement reserves	149,983
Refi Debt Service Reserves	0		Refi Debt Service Reserves	881,604		Refi Debt Service Reserves	0
Share of residual receipts	0		Share of residual receipts	0		Share of residual receipts	0
Proceeds net of fees	**34,204,663**		**Proceeds net of fees**	**38,007,654**		**Proceeds net of fees**	**40,290,046**
Payment of 1st mortgage	(15,521,744)		Payment of 1st mortgage	(20,240,965)		Payment of 1st mortgage	(16,499,064)
Prepayment fee for 1st mortgage	0		Prepayment fee for 1st mortgage	0		Prepayment fee for 1st mortgage	0
Payment of 2nd mortgage	(6,544,803)		Payment of 2nd mortgage	n/a		Payment of 2nd mortgage	(6,691,577)
Prepayment Fee for 2nd mortgage	0		Prepayment Fee for 2nd mortgage	n/a		Prepayment Fee for 2nd mortgage	(133,832)
Proceeds net of loan repayments	**12,138,116**		**Proceeds net of loan repayments**	**17,766,690**		**Proceeds net of loan repayments**	**17,099,405**
Payment of M2M Note	0		Payment of M2M Note	0		Payment of M2M Note	0
Proceeds net of M2M Note	**12,138,116**		**Proceeds net of M2M Note**	**17,766,690**		**Proceeds net of M2M Note**	**17,099,405**
Payment of Seller Note	0		Payment of Seller Note	0		Payment of Seller Note	0
Proceeds net of Seller Note	**12,138,116**		**Proceeds net of Seller Note**	**17,766,690**		**Proceeds net of Seller Note**	**17,099,405**
Deficit Note Payment to LP	(575,331)		Deficit Note Payment to LP	(523,716)		Deficit Note Payment to LP	(426,747)
Deficit Note Payment to Other	(2,301,322)		Deficit Note Payment to Other	(2,094,866)		Deficit Note Payment to Other	(1,706,986)
Cash Availible for Priority Distributi	**9,261,463**		**Cash Availible for Priority Distributi**	**15,148,107**		**Cash Availible for Priority Distributi**	**14,965,672**
Deficit Note Add./Part. Int. to LP	(78,979)		Deficit Note Add./Part. Int. to LP	(161,208)		Deficit Note Add./Part. Int. to LP	(30,627)
Deficit Note Add./Part. Int. to Other	(315,915)		Deficit Note Add./Part. Int. to Other	(644,830)		Deficit Note Add./Part. Int. to Other	(122,508)
Net available to Partnership	**8,866,569**		**Net available to Partnership**	**14,342,069**		**Net available to Partnership**	**14,812,538**
LP return of Capital	0		LP return of Capital	0		LP return of Capital	0
Net of LP return of capital	**8,866,569**		**Net of LP return of capital**	**14,342,069**		**Net of LP return of capital**	**14,812,538**
GP return of Capital	0		GP return of Capital	0		GP return of Capital	0
Net of GP return of capital	**8,866,569**		**Net of GP return of capital**	**14,342,069**		**Net of GP return of capital**	**14,812,538**
LP share 50%	4,433,284		LP share 50%	7,171,035		LP share 50%	7,406,269
GP share 50%	4,433,284		GP share 50%	7,171,035		GP share 50%	7,406,269
TOTAL LP	**5,087,594**		**TOTAL LP**	**7,855,959**		**TOTAL LP**	**7,863,642**
TOTAL GP	**4,433,284**		**TOTAL GP**	**7,171,035**		**TOTAL GP**	**7,406,269**

Projected Operations — Village Green

Exhibit VI.c.7.a

Scenario 1 - Hold

	Audited 2005	Unaudited 2006	Trending Rate	Reforecast 2007	Year 2 2008	Year 3 2009	Year 4 2010 Year of Sale	Year 5 2011	Year 6 2012
Revenue									
Rent Used	current	current		current	current	current	current	market	
Rent Trending Rate				2.00%	2.00%	2.00%	2.00%	2.00%	
Gross Potential Rent	4,863,035	4,949,280		4,821,460	4,917,889	5,016,247	5,116,572	5,218,903	
Loss to Lease and concessions	(162,517)	(232,340)	3.00%	(95,935)	(147,537)	(150,487)	(153,497)	(156,567)	
Gross Scheduled Rent	4,700,518	4,716,940		4,725,525	4,770,353	4,865,760	4,963,075	5,062,336	
Vacancy Rate				19.46%	7.00%	7.00%	7.00%	7.00%	
Vacancy & Loss to Lease	(679,278)	(1,508,746)		(919,404)	(333,925)	(340,603)	(347,415)	(354,364)	
Net Rental Revenue	**4,021,240**	**3,208,194**		**3,806,121**	**4,436,428**	**4,525,156**	**4,615,660**	**4,707,973**	
Laundry income	0	0	1.00%	-	-	-	-	-	
Commercial income	0	0	1.00%	-	-	-	-	-	
Cable Income	0	0	1.00%	-	-	-	-	-	
Other Income	188,293	104,458	1.00%	171,215	172,927	174,656	176,403	178,167	
Total Revenue	**4,209,533**	**3,312,652**		**3,977,336**	**4,609,355**	**4,699,813**	**4,792,063**	**4,886,140**	
Operating Expenses									
Management Fee 2.75%	118,796	95,683		120,011	126,757	129,245	131,782	134,369	
Administration	467,990	284,562	3.00%	493,299	508,098	523,341	539,041	555,213	
Maintenance and Operating	1,206,711	911,840	3.00%	776,452	799,745	823,738	848,450	873,903	
Utilities	378,281	429,127	3.00%	559,469	576,253	593,541	611,347	629,687	
Real estate taxes	256,536	275,707	3.00%	261,166	269,001	277,071	285,383	293,945	
Hazard insurance	102,602	135,389	3.00%	128,985	132,855	136,840	140,945	145,174	
Other 1 - Laundry	-	-	3.00%	-	-	-	-	-	
Other 2 - Cable	-	-	3.00%	-	-	-	-	-	
Other 3 - Other Mgmt	-	-	3.00%	-	-	-	-	-	
Total Operating Expenses	2,530,916	2,132,308		2,339,382	2,412,709	2,483,776	2,556,948	2,632,290	
Replacement reserve deposits	-	72,450	0.00%	144,900	144,900	144,900	144,900	144,900	
Net Operating Inc. (NOI)	1,678,617	1,107,894		1,493,054	2,051,746	2,071,137	2,090,214	2,108,949	
Deficit Note Calculation									
1st Mortgage				1,610,002	1,610,002	1,610,002	1,610,002	1,610,002	
2nd Mortgage				442,788	442,788	442,788	442,788	442,788	
Total Debt Service				2,052,790	2,052,790	2,052,790	2,052,790	2,052,790	
		Beginning Bal	Cap Ex						
Surplus (Deficit)		(701,829)	(498,572)	(559,736)	(1,045)	18,347	37,424	56,159	
Interest		12.00%		(144,048)	(228,502)	(256,048)	(284,572)	(314,230)	
Balance of Deficit Note			(1,200,401)	(1,904,186)	(2,133,733)	(2,371,434)	(2,618,582)	(2,876,653)	
Remaining CF				-	-	-	-	-	

Projected Operations **Village Green**

6/29/2007

Exhibit VI.c.7.b

Scenario 2 - Refi

	Audited 2005	Unaudited 2006	Trending Rate	Reforecast 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Year 13 2019	Year 14 2020	Year 15 2021	Year 16 2022
								Year of Refi										Year of Sale	
Revenue																			
Rent Used	current	current		current	current	current	current	current	current	current	current	current	current	current	current	current	current	current	market
Rent Trending Rate				2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Gross Potential Rent	4,863,035	4,949,280		4,821,460	4,917,889	5,016,247	5,116,572	5,218,903	5,323,281	5,429,747	5,538,342	5,649,109	5,762,091	5,877,333	5,994,879	6,114,777	6,237,073	6,361,814	6,489,050
Loss to Lease and concessions	(162,517)	(232,340)	3.00%	(95,935)	(147,537)	(150,487)	(153,497)	(156,567)	(159,698)	(162,892)	(166,150)	(169,473)	(172,863)	(176,320)	(179,846)	(183,443)	(187,112)	(190,854)	(194,672)
Gross Scheduled Rent	4,700,518	4,716,940		4,725,525	4,770,353	4,865,760	4,963,075	5,062,336	5,163,583	5,266,855	5,372,192	5,479,636	5,589,228	5,701,013	5,815,033	5,931,334	6,049,960	6,170,960	6,294,379
Vacancy Rate				19.46%	7.00%	7.00%	7.00%	7.00%	7.00%	7.00%	7.00%	7.00%	7.00%	7.00%	7.00%	7.00%	7.00%	7.00%	7.00%
Vacancy	(679,278)	(1,508,746)		(919,404)	(333,925)	(340,603)	(347,415)	(354,364)	(361,451)	(368,680)	(376,053)	(383,574)	(391,246)	(399,071)	(407,052)	(415,193)	(423,497)	(431,967)	(440,607)
Net Rental Revenue	**4,021,240**	**3,208,194**		**3,806,121**	**4,436,428**	**4,525,156**	**4,615,660**	**4,707,973**	**4,802,132**	**4,898,175**	**4,996,138**	**5,096,061**	**5,197,982**	**5,301,942**	**5,407,981**	**5,516,140**	**5,626,463**	**5,738,992**	**5,853,772**
Laundry income	0	0	1.00%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial income	0	0	1.00%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cable Income	0	0	1.00%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Income	188,293	104,458	1.00%	171,215	172,927	174,656	176,403	178,167	179,949	181,748	183,566	185,401	187,255	189,128	191,019	192,929	194,859	196,807	198,775
Total Revenue	**4,209,533**	**3,312,652**		**3,977,336**	**4,609,355**	**4,699,813**	**4,792,063**	**4,886,140**	**4,982,081**	**5,079,923**	**5,179,704**	**5,281,462**	**5,385,238**	**5,491,070**	**5,599,000**	**5,709,070**	**5,821,322**	**5,935,800**	**6,052,548**
Operating Expenses																			
Management Fee 2.75%	118,796	95,683		120,011	126,757	129,245	131,782	134,369	137,007	139,698	142,442	145,240	148,094	151,004	153,972	156,999	160,086	163,234	166,445
Administration	467,990	284,562	3.00%	493,299	508,098	523,341	539,041	555,213	571,869	589,025	606,696	624,897	643,644	662,953	682,842	703,327	724,427	746,159	768,544
Maintenance and Operating	1,206,711	911,840	3.00%	776,452	799,745	823,738	848,450	873,903	900,120	927,124	954,938	983,586	1,013,093	1,043,486	1,074,791	1,107,034	1,140,245	1,174,453	1,209,686
Utilities	378,281	429,127	3.00%	559,469	576,253	593,541	611,347	629,687	648,578	668,035	688,076	708,719	729,980	751,880	774,436	797,669	821,599	846,247	871,634
Real estate taxes	256,536	275,707	3.00%	261,166	269,001	277,071	285,383	293,945	302,763	311,846	321,201	330,837	340,762	350,985	361,515	372,360	383,531	395,037	406,888
Hazard insurance	102,602	135,389	3.00%	128,985	132,855	136,840	140,945	145,174	149,529	154,015	158,635	163,394	168,296	173,345	178,545	183,902	189,419	195,101	200,954
Other 1 - Laundry	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other 2 - Cable	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other 3 - Other Mgmt	-	-	3.00%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Operating Expenses	2,530,916	2,132,308		2,339,382	2,412,709	2,483,776	2,556,948	2,632,290	2,709,866	2,789,743	2,871,988	2,956,673	3,043,870	3,133,653	3,226,101	3,321,292	3,419,307	3,520,232	3,624,153
Replacement reserve deposit	-	72,450	0.00%	144,900	144,900	144,900	144,900	138,000	138,000	138,000	138,000	138,000	138,000	138,000	138,000	138,000	138,000	138,000	138,000
Net Operating Inc. (NOI)	1,678,617	1,107,894		1,493,054	2,051,746	2,071,137	2,090,214	2,115,849	2,134,214	2,152,180	2,169,716	2,186,789	2,203,368	2,219,416	2,234,899	2,249,778	2,264,014	2,277,567	2,290,395

Deficit Note Calculation

				2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
1st Mortgage				1,610,002	1,610,002	1,610,002	1,610,002	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	
2nd Mortgage				442,788	442,788	442,788	442,788												
Total Debt Service				2,052,790	2,052,790	2,052,790	2,052,790	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	1,763,208	
		Beginning Bal	Cap Ex																
Surplus (Deficit)		(701,829)	(498,572)	(559,736)	(1,045)	18,347	37,424												
Interest		12.00%		(144,048)	(228,502)	(256,048)	(284,572)												
Balance of Deficit Note			(1,200,401)	(1,904,186)	(2,133,733)	(2,371,434)	(2,618,582)	-											
Remaining CF				-	-	-	-	352,642	371,007	388,972	406,508	423,582	440,160	456,209	471,691	486,570	500,807	514,360	

Projected Operations **Village Green**

Exhibit VI.c.7.c

Scenario 3 - Sale

	Audited 2005	Unaudited 2006	Trending Rate	Reforecast 2007	Year 2 2008 Year of Sale	Year 3 2009
Revenue						
Rent Used	current	current		current	current	market
Rent Trending Rate				2.00%	2.00%	2.00%
Gross Potential Rent	4,863,035	4,949,280		4,821,460	4,917,889	5,016,247
Loss to Lease and concessions	(162,517)	(232,340)	3.00%	(95,935)	(147,537)	(150,487)
Gross Scheduled Rent	4,700,518	4,716,940		4,725,525	4,770,353	4,865,760
Vacancy Rate				19.46%	7.00%	7.00%
Vacancy	(679,278)	(1,508,746)		(919,404)	(333,925)	(340,603)
Net Rental Revenue	**4,021,240**	**3,208,194**		**3,806,121**	**4,436,428**	**4,525,156**
Laundry income	0	0	1.00%	-	-	-
Commercial income	0	0	1.00%	-	-	-
Cable Income	0	0	1.00%	-	-	-
Other Income	188,293	104,458	1.00%	171,215	172,927	174,656
Total Revenue	**4,209,533**	**3,312,652**		**3,977,336**	**4,609,355**	**4,699,813**
Operating Expenses						
Management Fee 2.75%	118,796	95,683		120,011	126,757	129,245
Administration	467,990	284,562	3.00%	493,299	508,098	523,341
Maintenance and Operating	1,206,711	911,840	3.00%	776,452	799,745	823,738
Utilities	378,281	429,127	3.00%	559,469	576,253	593,541
Real estate taxes	256,536	275,707	3.00%	261,166	269,001	277,071
Hazard insurance	102,602	135,389	3.00%	128,985	132,855	136,840
Other 1 - Laundry	-	-	3.00%	-	-	-
Other 2 - Cable	-	-	3.00%	-	-	-
Other 3 - Other Mgmt	-	-	3.00%	-	-	-
Total Operating Expenses	2,530,916	2,132,308		2,339,382	2,412,709	2,483,776
Replacement reserve deposits	-	72,450	0.00%	144,900	144,900	144,900
Net Operating Inc. (NOI)	1,678,617	1,107,894		1,493,054	2,051,746	2,071,137

Deficit Note Calculation

	Beginning Bal	Cap Ex	2007	2008
1st Mortgage			1,610,002	1,610,002
2nd Mortgage			442,788	442,788
Total Debt Service			2,052,790	2,052,790
Surplus (Deficit)	(701,829)	(498,572)	(559,736)	(1,045)
Interest	12.00%		(144,048)	(228,502)
Balance of Deficit Note		(1,200,401)	(1,904,186)	(2,133,733)
Remaining CF			-	-

Cash Flow **Village Green**

6/29/2007

Exhibit VI.c.8.a

Scenario 1 - Hold

		Audited 2005	Unaudited 2006	Trending Rate	Reforecast 2007	Year 2 2008	Year 3 2009	Year 4 2010 Year of Sale	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016
Net Operating Inc. (NOI)		**1,678,617**	**1,107,894**		**1,493,054**	**2,051,746**	**2,071,137**	**2,090,214**						
GP Deficit Note					559,736	1,045	(18,347)	(37,424)	(56,159)					
1st mortgage Debt Service		(1,610,002)	(1,610,002)		(1,610,002)	(1,610,002)	(1,610,002)	(1,610,002)						
MIP		0	0		0	0	0	0						
IRP Subsidy		n/a	n/a		n/a	n/a	n/a	n/a						
CF after 1st		68,615	(502,108)		442,788	442,788	442,788	442,788						
2nd mortgage Debt Service		(442,788)	(442,788)		(442,788)	(442,788)	(442,788)	(0)						
Servicing Fees	0				0	0	0	0						
Cash flow after debt service		**(374,173)**	**(944,896)**		**0**	**0**	**0**	**442,788**						
M2M Note	100%	-	-		-	-	-	-						
CF net of M2M Note		**(374,173)**	**(944,896)**		**0**	**0**	**0**	**442,788**						
Allowable Distribution		n/a	n/a		n/a	n/a	n/a	n/a						
Residual Receipts Deposit		-	-		-	-	-	-						
Net Cash Flow		**(374,173)**	**(944,896)**		**0**	**0**	**0**	**442,788**						
GP Operating Deficiency Obligation					-	-	-	-						
Net Distributable Cash					**0**	**0**	**0**	**442,788**						
GP Priority Distribution Obligation					0	0	0	0						
Distribution 1					**0**	**0**	**0**	**0**						
Net of Distribution 1					0	0	0	442,788						
Distribution 2					**0**	**0**	**0**	**0**						
Net of Distribution 2					0	0	0	442,788						
Distribution 3					**0**	**0**	**0**	**0**						
Net of Distribution 3					0	0	0	442,788						
Distribution 4					**0**	**0**	**0**	**0**						
Net of Distribution 4					0	0	0	442,788						
Distribution 5					**0**	**0**	**0**	**0**						
Net of Distribution 5					0	0	0	442,788						
Distribution 6					**0**	**0**	**0**	**0**						
Net of Distribution 6					0	0	0	442,788						
Distribution 7					**0**	**0**	**0**	**0**						
Net of Distribution 7					0	0	0	442,788						
Total LP Priority Payments					**0**	**0**	**0**	**0**						
Total GP Priority Payments					**0**	**0**	**0**	**0**						
Seller Note Payment	0%	-	-		-	-	-	-						
CF net of Seller Note		**(374,173)**	**(944,896)**		**0**	**0**	**0**	**442,788**						
LP Note Payment	0%	-	-		-	-	-	-						
CF net of LP Note		**(374,173)**	**(944,896)**		**0**	**0**	**0**	**442,788**						
GP Deficit Note Payment	0%	-	-		-	-	-	(0)						
CF net of GP Deficit Note		**(374,173)**	**(944,896)**		**0**	**0**	**0**	**442,788**						
Net Available for Splits			**0**		**0**	**0**	**0**	**442,788**						
Deficit Loan					(1,760,137)	(1,045)	18,347	37,424						
LP Share	95%			20%	(52,027)	(209)	3,669	428,133						
GP Share	5%				0	0	0	22,139						
TOTAL LP Cash Flow Distribution					**(52,027)**	**(209)**	**3,669**	**428,133**						
TOTAL GP Cash Flow Distribution					**0**	**0**	**0**	**22,139**						

Estimated LP participation in Deficit loan in Year 1 is $352,027 - $300,000 recently paid by the Fund from available cash reserves = $52,027 estimate remaining payment in 2007.

Cash Flow **Village Green**

6/29/2007

Exhibit VI.c.8.b

Scenario 2 - Refi

		Audited 2005	Unaudited 2006	Trending Rate	Reforecast 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011 Year of Refi	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Year 13 2019	Year 14 2020	Year 15 2021 Year of Sale
Net Operating Inc. (NOI)		**1,678,617**	**1,107,894**		**1,493,054**	**2,051,746**	**2,071,137**	**2,090,214**	**2,115,849**	**2,134,214**	**2,152,180**	**2,169,716**	**2,186,789**	**2,203,368**	**2,219,416**	**2,234,899**	**2,249,778**	**2,264,014**	**2,277,567**
GP Deficit Note					559,736	1,045	(18,347)	(37,424)											
1st mortgage Debt Service		(1,610,002)	(1,610,002)		(1,610,002)	(1,610,002)	(1,610,002)	(1,610,002)	(1,763,208)	(1,763,208)	(1,763,208)	(1,763,208)	(1,763,208)	(1,763,208)	(1,763,208)	(1,763,208)	(1,763,208)	(1,763,208)	(1,763,208)
MIP		0	0		0	0	0	0	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
IRP Subsidy		n/a	n/a		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CF after 1st		68,615	(502,108)		442,788	442,788	442,788	442,788	352,642	371,007	388,972	406,508	423,582	440,160	456,209	471,691	486,570	500,807	514,360
2nd mortgage Debt Service		(442,788)	(442,788)		(442,788)	(442,788)	(442,788)	(442,788)	(0)	0	0	0	0	0	0	0	0	0	0
Servicing Fees	0				0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Cash flow after debt service		**(374,173)**	**(944,896)**		**0**	**0**	**0**	**0**	**352,642**	**371,007**	**388,972**	**406,508**	**423,582**	**440,160**	**456,209**	**471,691**	**486,570**	**500,807**	**514,360**
M2M Note	100%	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CF net of M2M Note		**(374,173)**	**(944,896)**		**0**	**0**	**0**	**0**	**352,642**	**371,007**	**388,972**	**406,508**	**423,582**	**440,160**	**456,209**	**471,691**	**486,570**	**500,807**	**514,360**
Allowable Distribution		n/a	n/a		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Residual Receipts Deposit		-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Flow		**(374,173)**	**(944,896)**		**0**	**0**	**0**	**0**	**352,642**	**371,007**	**388,972**	**406,508**	**423,582**	**440,160**	**456,209**	**471,691**	**486,570**	**500,807**	**514,360**
GP Operating Deficiency Obligation					-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Distributable Cash					**0**	**0**	**0**	**0**	**352,642**	**371,007**	**388,972**	**406,508**	**423,582**	**440,160**	**456,209**	**471,691**	**486,570**	**500,807**	**514,360**
GP Priority Distribution Obligation					0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Distribution 1					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 1					0	0	0	0	352,642	371,007	388,972	406,508	423,582	440,160	456,209	471,691	486,570	500,807	514,360
Distribution 2					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 2					0	0	0	0	352,642	371,007	388,972	406,508	423,582	440,160	456,209	471,691	486,570	500,807	514,360
Distribution 3					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 3					0	0	0	0	352,642	371,007	388,972	406,508	423,582	440,160	456,209	471,691	486,570	500,807	514,360
Distribution 4					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 4					0	0	0	0	352,642	371,007	388,972	406,508	423,582	440,160	456,209	471,691	486,570	500,807	514,360
Distribution 5					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 5					0	0	0	0	352,642	371,007	388,972	406,508	423,582	440,160	456,209	471,691	486,570	500,807	514,360
Distribution 6					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 6					0	0	0	0	352,642	371,007	388,972	406,508	423,582	440,160	456,209	471,691	486,570	500,807	514,360
Distribution 7					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net of Distribution 7					0	0	0	0	352,642	371,007	388,972	406,508	423,582	440,160	456,209	471,691	486,570	500,807	514,360
Total LP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Total GP Priority Payments					**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Seller Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CF net of Seller Note		**(374,173)**	**(944,896)**		**0**	**0**	**0**	**0**	**352,642**	**371,007**	**388,972**	**406,508**	**423,582**	**440,160**	**456,209**	**471,691**	**486,570**	**500,807**	**514,360**
LP Note Payment	0%	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CF net of LP Note		**(374,173)**	**(944,896)**		**0**	**0**	**0**	**0**	**352,642**	**371,007**	**388,972**	**406,508**	**423,582**	**440,160**	**456,209**	**471,691**	**486,570**	**500,807**	**514,360**
GP Deficit Note Payment	0%	-	-		-	-	-	-	0	-	-	-	-	-	-	-	-	-	-
CF net of GP Deficit Note		**(374,173)**	**(944,896)**		**0**	**0**	**0**	**0**	**352,642**	**371,007**	**388,972**	**406,508**	**423,582**	**440,160**	**456,209**	**471,691**	**486,570**	**500,807**	**514,360**
Net Available for Splits			**0**		**0**	**0**	**0**	**0**	**352,642**	**371,007**	**388,972**	**406,508**	**423,582**	**440,160**	**456,209**	**471,691**	**486,570**	**500,807**	**514,360**
Deficit Loan					(1,760,137)	(1,045)	18,347	37,424	0	0	0	0	0	0	0	0	0	0	0
LP Share	95%			20%	(52,027)	(209)	3,669	7,485	335,009	352,456	369,524	386,183	402,403	418,152	433,398	448,107	462,242	475,766	488,642
GP Share	5%				0	0	0	0	17,632	18,550	19,449	20,325	21,179	22,008	22,810	23,585	24,329	25,040	25,718
TOTAL LP Cash Flow Distribution					**(52,027)**	**(209)**	**3,669**	**7,485**	**335,009**	**352,456**	**369,524**	**386,183**	**402,403**	**418,152**	**433,398**	**448,107**	**462,242**	**475,766**	**488,642**
TOTAL GP Cash Flow Distribution					**0**	**0**	**0**	**0**	**17,632**	**18,550**	**19,449**	**20,325**	**21,179**	**22,008**	**22,810**	**23,585**	**24,329**	**25,040**	**25,718**

Estimated LP participation in Deficit loan in Year 1 is $352,027 - $300,000 recently paid by the Fund from available cash reserves = $52,027 estimate remaining payment in 2007.

Cash Flow	Village Green

Exhibit VI.c.8.c

Scenario 3 - Sale

		Audited 2005	Unaudited 2006	Trending Rate	Reforecast 2007	Year 2 2008 Year of Sale	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013
Net Operating Inc. (NOI)		**1,678,617**	**1,107,894**		**1,493,054**	**2,051,746**					
GP Deficit Note					559,736	1,045					
1st mortgage Debt Service		(1,610,002)	(1,610,002)		(1,610,002)	(1,610,002)					
MIP		0	0		0	0					
IRP Subsidy		n/a	n/a		n/a	n/a					
CF after 1st		68,615	(502,108)		442,788	442,788					
2nd mortgage Debt Service		(442,788)	(442,788)		(442,788)	(442,788)					
Servicing Fees	0				0	0					
Cash flow after debt service		**(374,173)**	**(944,896)**		**0**	**0**					
M2M Note	100%	-	-		-	-					
CF net of M2M Note		**(374,173)**	**(944,896)**		**0**	**0**					
Allowable Distribution		n/a	n/a		n/a	n/a					
Residual Receipts Deposit		-	-		-	-					
Net Cash Flow		**(374,173)**	**(944,896)**		**0**	**0**					
GP Operating Deficiency Obligation					-	-					
Net Distributable Cash					**0**	**0**					
GP Priority Distribution Obligation					0	0					
Distribution 1					**0**	**0**					
Net of Distribution 1					0	0					
Distribution 2					**0**	**0**					
Net of Distribution 2					0	0					
Distribution 3					**0**	**0**					
Net of Distribution 3					0	0					
Distribution 4					**0**	**0**					
Net of Distribution 4					0	0					
Distribution 5					**0**	**0**					
Net of Distribution 5					0	0					
Distribution 6					**0**	**0**					
Net of Distribution 6					0	0					
Distribution 7					**0**	**0**					
Net of Distribution 7					0	0					
Total LP Priority Payments					**0**	**0**					
Total GP Priority Payments					**0**	**0**					
Seller Note Payment	0%	-	-		-	-					
CF net of Seller Note		**(374,173)**	**(944,896)**		**0**	**0**					
LP Note Payment	0%	-	-		-	-					
CF net of LP Note		**(374,173)**	**(944,896)**		**0**	**0**					
GP Deficit Note Payment	0%	-	-		-	(0)					
CF net of GP Deficit Note		**(374,173)**	**(944,896)**		**0**	**(0)**					
Net Available for Splits			**0**		**0**	**0**					
Deficit Loan					(1,760,137)	(1,045)					
LP Share	95%			20%	(52,027)	(209)					
GP Share	5%				0	0					
TOTAL LP Cash Flow Distribution					**(52,027)**	**(209)**					
TOTAL GP Cash Flow Distribution					**0**	**0**					

Estimated LP participation in Deficit loan in Year 1 is $352,027 - $300,000 recently paid by the Fund from available cash reserves = $52,027 estimate remaining payment in 2007.

LP Benefit Schedule **Village Green**

Scenario 1 Hold

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Year 13 2019	Year 14 2020	Year 15 2021	Totals
Ordinary Distrib. - Pre-Discont.																	
Cash Flow	0	(52,027)	(209)	3,669	428,133	0	0	0	0	0	0	0	0	0	0	0	**379,566**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	4.90	5.53	6.25	
Discounted Cash Flow	0	(46,042)	(164)	2,543	262,582	0	0	0	0	0	0	0	0	0	0	0	**218,920**
Refi																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	6.15	7.08	8.14	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	6.15	7.08	8.14	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale																	
Cash Flow	0	0	0	0	5,087,594	0	0	0	0	0	0	0	0	0	0	0	**5,087,594**
Discount Factor	1.17	1.17	1.37	1.60	1.87	2.19	2.57	3.00	3.51	4.11	4.81	5.62	6.58	7.70	9.01	10.54	
Discounted Cash Flow	0	0	0	0	2,714,995	0	0	0	0	0	0	0	0	0	0	0	**2,714,995**
Total Cash Flow	0	(52,027)	(209)	3,669	5,515,727	0	0	0	0	0	0	0	0	0	0	0	**5,467,160**
Total Discounted Cash Flow	0	(46,042)	(164)	2,543	2,977,577	0	0	0	0	0	0	0	0	0	0	0	**2,933,914**

LP Benefit Schedule **Village Green**

Scenario 2 Refi

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Year 13 2019	Year 14 2020	Year 15 2021	Totals
Ordinary Distrib. - Pre-Discont.																	
Cash Flow	0	(52,027)	(209)	3,669	7,485	0	0	0	0	0	0	0	0	0	0	0	**(41,082)**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	4.90	5.53	6.25	
Discounted Cash Flow	0	(46,042)	(164)	2,543	4,591	0	0	0	0	0	0	0	0	0	0	0	**(39,072)**
Refi																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	6.15	7.08	8.14	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.																	
Cash Flow	0	0	0	0	0	335,009	352,456	369,524	386,183	402,403	418,152	433,398	448,107	462,242	475,766	488,642	**4,571,881**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	6.15	7.08	8.14	
Discounted Cash Flow	0	0	0	0	0	166,559	152,377	138,918	126,244	114,388	103,361	93,156	83,754	75,127	67,239	60,051	**1,181,174**
Sale																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	7,855,959	**7,855,959**
Discount Factor	1.17	1.17	1.37	1.60	1.87	2.19	2.57	3.00	3.51	4.11	4.81	5.62	6.58	7.70	9.01	10.54	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	745,438	**745,438**
Total Cash Flow	0	(52,027)	(209)	3,669	7,485	335,009	352,456	369,524	386,183	402,403	418,152	433,398	448,107	462,242	475,766	8,344,600	**12,386,758**
Total Discounted Cash Flow	0	(46,042)	(164)	2,543	4,591	166,559	152,377	138,918	126,244	114,388	103,361	93,156	83,754	75,127	67,239	805,489	**1,887,539**

LP Benefit Schedule **Village Green**

Scenario 3 Sale

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Year 13 2019	Year 14 2020	Year 15 2021	Totals
Ordinary Distrib. - Pre-Discont.																	
Cash Flow	0	(52,027)	(209)	0	0	0	0	0	0	0	0	0	0	0	0	0	**(52,236)**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	4.90	5.53	6.25	
Discounted Cash Flow	0	(46,042)	(164)	0	0	0	0	0	0	0	0	0	0	0	0	0	**(46,206)**
Refi																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	6.15	7.08	8.14	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	6.15	7.08	8.14	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale																	
Cash Flow	0	0	7,863,642	0	0	0	0	0	0	0	0	0	0	0	0	0	**7,863,642**
Discount Factor	1.17	1.17	1.37	1.60	1.87	2.19	2.57	3.00	3.51	4.11	4.81	5.62	6.58	7.70	9.01	10.54	
Discounted Cash Flow	0	0	5,744,497	0	0	0	0	0	0	0	0	0	0	0	0	0	**5,744,497**
Total Cash Flow	0	(52,027)	7,863,433	0	0	0	0	0	0	0	0	0	0	0	0	0	**7,811,406**
Total Discounted Cash Flow	0	(46,042)	5,744,334	0	0	0	0	0	0	0	0	0	0	0	0	0	**5,698,292**

Exhibit VI.c.10

GP Benefit Schedule **Village Green**

Scenario 1 Hold

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Year 13 2019	Year 14 2020	Year 15 2021	Totals
Ordinary Distrib. - Pre-Discont.																	
Cash Flow	0	0	0	0	22,139	0	0	0	0	0	0	0	0	0	0	0	**22,139**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	3.15	3.50	3.88	4.31	4.78	
Discounted Cash Flow	0	0	0	0	14,584	0	0	0	0	0	0	0	0	0	0	0	**14,584**
Refi																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	4.90	5.53	6.25	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	4.90	5.53	6.25	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale																	
Cash Flow	0	0	0	0	4,433,284	0	0	0	0	0	0	0	0	0	0	0	**4,433,284**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	6.15	7.08	8.14	
Discounted Cash Flow	0	0	0	0	2,534,745	0	0	0	0	0	0	0	0	0	0	0	**2,534,745**
Total Cash Flow	0	0	0	0	4,455,424	0	0	0	0	0	0	0	0	0	0	0	**4,455,424**
Total Discounted Cash Flow	0	0	0	0	2,549,329	0	0	0	0	0	0	0	0	0	0	0	**2,549,329**

GP Benefit Schedule **Village Green**

Scenario 2 Refi

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Year 13 2019	Year 14 2020	Year 15 2021	Totals
Ordinary Distrib. - Pre-Discont.																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	3.15	3.50	3.88	4.31	4.78	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Refi																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	4.90	5.53	6.25	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.																	
Cash Flow	0	0	0	0	0	17,632	18,550	19,449	20,325	21,179	22,008	22,810	23,585	24,329	25,040	25,718	**240,625**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	4.90	5.53	6.25	
Discounted Cash Flow	0	0	0	0	0	9,570	8,910	8,267	7,646	7,050	6,483	5,947	5,441	4,967	4,524	4,112	**72,917**
Sale																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	7,171,035	**7,171,035**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	6.15	7.08	8.14	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	881,281	**881,281**
Total Cash Flow	0	0	0	0	0	17,632	18,550	19,449	20,325	21,179	22,008	22,810	23,585	24,329	25,040	7,196,753	**7,411,660**
Total Discounted Cash Flow	0	0	0	0	0	9,570	8,910	8,267	7,646	7,050	6,483	5,947	5,441	4,967	4,524	885,393	**954,198**

GP Benefit Schedule **Village Green**

Scenario 3 Sale

	Budgeted 2007	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Year 13 2019	Year 14 2020	Year 15 2021	Totals
Ordinary Distrib. - Pre-Discont.																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.11	1.11	1.23	1.37	1.52	1.69	1.87	2.08	2.30	2.56	2.84	3.15	3.50	3.88	4.31	4.78	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Refi																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	4.90	5.53	6.25	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Ordinary Distrib. - Post-Discont.																	
Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discount Factor	1.13	1.13	1.28	1.44	1.63	1.84	2.08	2.35	2.66	3.00	3.39	3.84	4.33	4.90	5.53	6.25	
Discounted Cash Flow	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Sale																	
Cash Flow	0	0	7,406,269	0	0	0	0	0	0	0	0	0	0	0	0	0	**7,406,269**
Discount Factor	1.15	1.15	1.32	1.52	1.75	2.01	2.31	2.66	3.06	3.52	4.05	4.65	5.35	6.15	7.08	8.14	
Discounted Cash Flow	0	0	5,600,203	0	0	0	0	0	0	0	0	0	0	0	0	0	**5,600,203**
Total Cash Flow	0	0	7,406,269	0	0	0	0	0	0	0	0	0	0	0	0	0	**7,406,269**
Total Discounted Cash Flow	0	0	5,600,203	0	0	0	0	0	0	0	0	0	0	0	0	0	**5,600,203**